      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 1999
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                         CHECKFREE HOLDINGS CORPORATION
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                   7374                                  58-2360335
    (State or other jurisdiction of            (Primary Standard Industrial         (I.R.S. Employer Identification No.)
     incorporation or organization)            Classification Code Number)

                             ----------------------

                          4411 EAST JONES BRIDGE ROAD
                            NORCROSS, GEORGIA 30092
                                 (678) 375-3387
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             ----------------------

                                 PETER J. KIGHT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         CHECKFREE HOLDINGS CORPORATION
                          4411 EAST JONES BRIDGE ROAD
                            NORCROSS, GEORGIA 30092
                                 (678) 375-3387
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ----------------------

                          COPIES OF CORRESPONDENCE TO:

                 CURTIS A. LOVELAND, ESQ.                                       DAVID C. CHAPIN, ESQ.
            PORTER, WRIGHT, MORRIS & ARTHUR LLP                                     ROPES & GRAY
                   41 SOUTH HIGH STREET                                        ONE INTERNATIONAL PLACE
                   COLUMBUS, OHIO 43215                                         BOSTON, MASSACHUSETTS
                      (614) 227-2004                                               (617) 951-7371

                             ----------------------

    Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
                                                  -----

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                             -----
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF                             PROPOSED MAXIMUM          PROPOSED MAXIMUM
    SECURITIES TO BE          AMOUNT TO BE           OFFERING PRICE          AGGREGATE OFFERING            AMOUNT OF
       REGISTERED              REGISTERED              PER SHARE*                  PRICE*              REGISTRATION FEE*
----------------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par
  value..................       4,025,000                $44.04                 $177,261,000                $49,279
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average high and low prices of the common stock as reported on the Nasdaq National Market on May 27, 1999.
                             ----------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 1, 1999
PROSPECTUS

                                3,500,000 SHARES
                           (CHECKFREE HOLDINGS LOGO)

                                  COMMON STOCK

                             ----------------------

     We are offering and selling 2,350,000 shares of common stock with this prospectus. Certain of our stockholders are offering and selling a total of 1,150,000 shares of common stock with this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our shares are traded on the Nasdaq National Market under the symbol "CKFR." On May 28, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $47.07 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                             ----------------------

                                                          PER SHARE            TOTAL
                                                          ---------            -----
Public offering price...................................    $                  $
Underwriting discount...................................    $                  $
Proceeds, before expenses, to CheckFree.................    $                  $
Proceeds to the selling stockholders....................    $                  $

     The underwriters may also purchase up to an additional 525,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York
on or about                     , 1999.

                             ----------------------

MERRILL LYNCH & CO.
               BT ALEX. BROWN
                              HAMBRECHT & QUIST
                                           U.S. BANCORP PIPER JAFFRAY

                             ----------------------

        The date of this prospectus is                          , 1999.

                      [This page intentionally left blank]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    7
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Price Range of Common Stock.................................   18
Capitalization..............................................   19
Selected Consolidated Financial Data........................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   29
Management..................................................   42
Selling Stockholders........................................   45
Underwriting................................................   48
Legal Matters...............................................   50
Experts.....................................................   50
Forward-Looking Statements..................................   50
Where You Can Find More Information.........................   51
Incorporation of Documents by Reference.....................   52
Index to Consolidated Financial Statements..................  F-1

                             ----------------------

     You should rely only on the information contained in this prospectus. We have not, the selling stockholders have not and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                             ----------------------

     CheckFree(R), CheckFree and the logo design together(R), CheckFree in stylized letters(R), M-Watch(R), M-Search(R) and PEP+(R) are registered United States Trademarks of CheckFree Holdings Corporation. This prospectus also includes trademarks of companies other than CheckFree. We have filed applications for the following trademarks: CheckFree ARP/SMS(TM), CheckFree RECON(TM), APL(TM), M-Vest(TM) and CheckFree RECON-PLUS(TM). We have also filed an application for the service mark CheckFree E-Bill(SM).

                      [This page intentionally left blank]

                               PROSPECTUS SUMMARY

     The information in this prospectus summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes and the information incorporated by reference in this prospectus, before making an investment decision. All references to "we," "us," "our," "CheckFree" or the "Company" in this prospectus mean CheckFree Holdings Corporation and all entities owned or controlled by CheckFree Holdings Corporation, except where it is made clear that the term only means the parent company.

                                  OUR COMPANY

     We are the leading provider of electronic billing and payment services. Our Electronic Commerce business provides services that allow consumers to:

     - Receive electronic bills through the Internet;

     - Pay any bill -- electronic or paper -- to anyone; and

     - Perform customary banking transactions, including balance inquiries, transfers between accounts and on-line statement reconciliations.

     We currently provide services for nearly 3 million consumers through over 350 financial institutions, Internet financial sites like Quicken.com, and personal financial management software like Quicken, Microsoft Money and Managing Your Money. As part of our strategy to broaden availability of our electronic billing and payment services on the Internet, we recently entered into a distribution contract with a leading Internet portal. We have developed relationships with over 1,100 merchants nationwide that enable us to remit more than 50% of all of our bill payments electronically. During the three-month period ended March 31, 1999, we processed an average of more than 11 million transactions per month.

     In March 1997, we introduced electronic billing -- "E-Bill" -- that enables merchants to deliver billing as well as marketing materials interactively to their customers over the Internet. To date, we have signed contracts for E-Bill services with 49 of the country's largest billers, who together deliver more than 500 million bills each month. During the month of March 1999, we presented and paid more than 10,000 electronic bills through 20 financial institutions and Internet portals, double the number of bills presented and paid through E-Bill services the previous month.

     We also are a leading provider of portfolio management and information services and financial application software. Our Investment Services business offers portfolio management and information services for fee-based money managers and financial planners within investment advisory firms, brokerage firms, banks and insurance companies. Our fee-based money manager clients are typically sponsors or managers of wrap money management products or traditional money managers, managing investments of institutions and high net worth individuals. Our Software business provides electronic commerce and financial applications software and services for businesses and financial institutions. We design, market, license and support software products for automated clearinghouse, or ACH, processing, reconciliation and regulatory compliance.

     During the nine months ended March 31, 1999, Electronic Commerce accounted for 69% of our revenues, Software accounted for 16% of our revenues and Investment Services accounted for 15% of our revenues.

                             OUR BUSINESS STRATEGY

     Our business strategy is to provide an expanding range of convenient, secure and cost-effective electronic commerce services to financial institutions, businesses and their customers. The key elements of our business strategy are to:

     - Drive increased adoption of electronic commerce services by consumers;

     - Continue to distribute electronic commerce services through multiple channels;

     - Focus on customer care and technical support;

     - Continue to improve operational efficiency and effectiveness; and

     - Drive new forms of electronic commerce services.

                              RECENT DEVELOPMENTS

     On April 27, 1999, we announced revenues of $62.9 million for our fiscal third quarter ended March 31, 1999, and revenues of $179.4 million for the nine months ended March 31, 1999. This was a 20% increase over the comparative quarter for the prior fiscal year and a 22% increase over the comparative nine-month period, in both cases adjusted for the effects of the divestitures of some of our software businesses. We had income from operations of $0.3 million and net loss of $0.3 million for our quarter ended March 31, 1999, and loss from operations of $4.5 million and net income of $9.6 million for the nine months ended March 31, 1999. The total number of subscribers to our electronic billing and payment services grew from the prior quarter by approximately 200,000, or 6%, in the fiscal third quarter to more than 2.8 million subscribers. During this three-month period, we processed an average of more than 11 million transactions per month. While our services through traditional personal financial management, or PFM, software continued to grow, our financial institution customers experienced, on average, quarter-to-quarter growth in their Internet-based subscribers of more than 20%.

     On January 26, 1999, we announced that, as part of our strategy to broaden availability of electronic billing and payment on the Internet, we had entered into a distribution contract with a leading Internet portal. We estimate incurring expenses of less than $10 million in support of this agreement for marketing, promotion, site development and customer care. While we expect this agreement will significantly increase the number of subscribers using our services, we do not expect any material revenues from the agreement in the near term.

     On May 4, 1999, we announced an agreement with Cox Communications, Inc., one of the nation's leading broadband communications companies, to provide nearly 3.8 million Cox customers access to on-line electronic billing and payment. Under the agreement with Cox, customers will be able to receive and pay their monthly cable and local and long-distance telephone bills electronically. With the signing of the Cox agreement, we now have contracts with 49 of the nation's top 100 billers, including major utilities, financial institutions, insurance companies and telecommunications service providers.

                                  OUR ADDRESS

     Our principal executive offices are located at 4411 East Jones Bridge Road, Norcross, Georgia 30092 and our telephone number is (678) 375-3387. We maintain a World Wide Web site at www.checkfree.com. This reference to our World Wide Web site address does not constitute incorporation by reference of the information contained on our web site.

                                  THE OFFERING

     Except as otherwise noted, all share and per share information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Common stock offered by CheckFree.......     2,350,000 shares

Common stock offered by the selling
  stockholders..........................     1,150,000 shares

Total offering..........................     3,500,000 shares

Common stock to be outstanding
  after the offering....................     54,481,767 shares(1)

Risk factors............................     Investing in our common stock
                                             involves a high degree of risk. See
                                             "Risk Factors."

Use of proceeds.........................     We expect to use the net proceeds
                                             from this offering for working
                                             capital and general corporate
                                             purposes, including expansion of
                                             our services to a broader market
                                             and potential acquisitions. See
                                             "Use of Proceeds."

                                             We will not receive any of the
                                             proceeds from the shares sold by
                                             the selling stockholders. See
                                             "Selling Stockholders."

Nasdaq National Market
  symbol................................     CKFR
---------------

(1) As of the date of this prospectus, this does not include: 7,905,850 shares of our common stock reserved for issuance upon exercise of stock options under our Stock Option Plans, 792,764 shares of our common stock reserved for issuance under our Associate Stock Purchase Plan, 846,762 shares reserved for our 401(k) Plan, and 10,550,000 shares of our common stock reserved for issuance upon the exercise of warrants. Options to purchase 4,049,339 shares of our common stock are outstanding, of which options to purchase 1,168,450 shares are exercisable at a weighted average exercise price of approximately $7.63 per share. Warrants to purchase 10,550,000 shares of our common stock are outstanding, of which warrants to purchase 2,875,000 shares are exercisable at a weighted average exercise price of approximately $20.87 per share.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OTHER DATA)

    Our summary consolidated financial data for the fiscal years ended June 30, 1997 and 1998 have been derived from our financial statements, included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon is also included elsewhere in this prospectus. The summary consolidated financial data for the twelve months ended June 30, 1996, for the nine months ended March 31, 1998 and as of and for the nine months ended March 31, 1999, are derived from our unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results for the respective annual and interim periods. The summary consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which are incorporated by reference herein, and our Consolidated Financial Statements and Notes thereto contained elsewhere in this prospectus.

                                                                                                     NINE MONTHS ENDED
                                                                 YEAR ENDED JUNE 30,                     MARCH 31,
                                                       ---------------------------------------   -------------------------
                                                         1996(1)        1997          1998          1998          1999
                                                       -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Electronic commerce................................   $  55,532     $  85,926     $137,972      $ 99,046      $122,915
  Investment services................................       2,986        22,406       29,749        21,570        26,966
  Software...........................................      18,271        68,113       66,143        49,737        29,498
                                                        ---------     ---------     --------      --------      --------
        Total revenue................................      76,789       176,445      233,864       170,353       179,379
(Loss) from operations...............................    (149,763)     (175,149)      (7,176)      (14,908)       (4,521)
Net income (loss)....................................    (138,857)     (161,813)      (3,703)       (9,461)        9,599
Net income (loss) per common share:
  Basic..............................................   $   (4.15)    $   (3.44)    $  (0.07)     $  (0.17)     $   0.18
  Diluted............................................   $   (4.15)    $   (3.44)    $  (0.07)     $  (0.17)     $   0.17
Weighted-average common shares outstanding:
  Basic..............................................      33,435        46,988       55,087        54,989        52,696
  Diluted............................................      33,435        46,988       55,087        54,989        56,117

                                                                   AS OF MARCH 31,
                                                              -------------------------
                                                                                AS
                                                                 1999       ADJUSTED(2)
                                                              -----------   -----------
BALANCE SHEET DATA:
Working capital.............................................    $ 44,473     $149,620
Total assets................................................    250,690       355,837
Long-term obligations, less current portion.................      6,616         6,616
Total stockholders' equity..................................    185,217       290,364

                                                                                                     NINE MONTHS ENDED
                                                                 YEAR ENDED JUNE 30,                     MARCH 31,
                                                       ---------------------------------------   -------------------------
                                                         1996(1)        1997          1998          1998          1999
                                                       -----------   -----------   -----------   -----------   -----------
OTHER DATA:
EBITDA(3)............................................  $  (141,517)  $  (150,230)  $   17,823    $    4,472     $   13,480
Net cash provided by (used in) operating
  activities.........................................      (6,357)       (7,831)      (11,673)        8,901         24,709
Total number of subscribers(4).......................     700,000     1,700,000     2,400,000     2,400,000      2,800,000
Total number of transactions processed(5)............  32,051,000    47,333,000    93,729,000    67,354,000     92,622,000

---------------

(1) On April 19, 1996, we elected to change our fiscal year end from December 31 to June 30. To assist in the analysis of the summary consolidated financial information, unaudited results for the twelve months ended June 30, 1996 are provided.
(2) Adjusted to give effect to the sale of 2,350,000 shares of our common stock and the application of the estimated net proceeds of the sale. See "Capitalization" and "Use of Proceeds."
(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. We have included information concerning EBITDA as we understand that this measure is used by certain investors to measure operating performance in the industry. EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies and, therefore, is not necessarily an accurate means of comparison between companies.
(4) Subscribers refers to the approximate number of financial institution and Internet portal end-users using our electronic billing and payment services as of the end of the period indicated.
(5) Transactions refers to the approximate number of electronic and traditional paper-based transactions that we processed during the period indicated.

                                  RISK FACTORS

     An investment in the shares offered by this prospectus involves a high degree of risk. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this prospectus before deciding to invest in our common stock. You should also consider these risk factors when you read "forward-looking" statements elsewhere in this prospectus.

THE MARKET FOR OUR ELECTRONIC COMMERCE SERVICES IS EVOLVING AND MAY NOT CONTINUE TO DEVELOP OR GROW RAPIDLY ENOUGH FOR US TO REMAIN PROFITABLE.

     The electronic commerce market is still evolving and currently growing at a rapid rate. We believe future growth in the electronic commerce market will be driven by the cost, ease-of-use and quality of products and services offered to consumers and businesses. In order to maintain and increase our profitability, consumers and businesses must continue to adopt our services. If the number of electronic commerce transactions does not continue to grow or if consumers or businesses do not continue to adopt our services, it could have a material adverse effect on our business, financial condition and results of operations.

SECURITY AND PRIVACY BREACHES IN OUR ELECTRONIC TRANSACTIONS MAY DAMAGE CUSTOMER RELATIONS AND INHIBIT OUR GROWTH.

     If we are unable to protect the security and privacy of our electronic transactions, our growth and the growth of the electronic commerce market in general could be materially adversely affected. A security or privacy breach may:

     - Cause our customers to lose confidence in our services;

     - Deter consumers from using our services;

     - Harm our reputation;

     - Expose us to liability;

     - Increase our expenses from potential remediation costs; and

     - Decrease market acceptance of electronic commerce transactions.

     While we believe that we utilize proven applications designed for premium data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential subscribers. Any failures in our security and privacy measures could have a material adverse effect on our business, financial condition and results of operations.

WE RELY ON THIRD PARTIES TO DISTRIBUTE OUR ELECTRONIC COMMERCE SERVICES, WHICH MAY NOT RESULT IN WIDESPREAD ADOPTION.

     We rely on our relationships with financial institutions, businesses, billers, Internet portals and other third parties like Intuit Inc. to provide branding for our electronic commerce services and to market our services to their customers. These relationships are an important source of the growth in demand for our electronic commerce services. If any of these parties abandons, curtails or insufficiently increases its marketing efforts, it could have a material adverse effect on our business, financial condition and results of operations.

CONSOLIDATION IN THE BANKING INDUSTRY MAY ADVERSELY AFFECT OUR ABILITY TO SELL OUR ELECTRONIC COMMERCE SERVICES, INVESTMENT SERVICES AND SOFTWARE.

     Mergers, acquisitions and personnel changes at key financial institutions have the potential to adversely affect our business, financial condition and results of operations. Currently, the banking industry is undergoing large-scale consolidation, causing the number of financial institutions to decline. This consolidation could cause us to lose:

     - Current and potential customers;

     - Market share if the combined financial institution determines that it is more efficient to develop in-house home banking services similar to ours or offer our competitors' products or services; and

     - Revenue if the combined financial institution is able to negotiate a greater volume discount for, or discontinues the use of, our products and services.

WE ARE DEPENDENT UPON A SMALL NUMBER OF FINANCIAL INSTITUTION CUSTOMERS FOR A SIGNIFICANT PERCENTAGE OF OUR SUBSCRIBERS.

     We rely on our relationships with three key financial institutions for a substantial portion of our subscriber base and the volume of electronic transactions that we process. As of March 31, 1999, these three financial institutions accounted for approximately 1.4 million subscribers, or approximately 50% of our total subscriber base. The loss of the relationship with any of these key financial institutions or a significant decline in the number of transactions processed through them could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Products and Services."

IF WE DO NOT SUCCESSFULLY RENEW OR RENEGOTIATE OUR AGREEMENTS WITH OUR CUSTOMERS, OUR BUSINESS MAY SUFFER.

     Our agreements for electronic commerce services with financial institutions generally provide for terms of three to five years. These agreements are renegotiated from time to time when financial institutions migrate from our PC-based platform to our web-based platform. If we are not able to renew or renegotiate these agreements on favorable terms, it could have a material adverse effect on our business, financial condition and results of operations.

     The profitability of our Software business depends, to a substantial degree, upon our software customers electing to periodically renew their maintenance agreements. In the event that a substantial number of our software customers declined to renew these agreements, our revenues and profits in this business segment would be materially adversely affected.

COMPETITIVE PRESSURES WE FACE MAY HAVE A MATERIAL ADVERSE EFFECT ON US.

     The electronic commerce market is new and evolving rapidly, resulting in a dynamic competitive environment. We face significant competition in all of our customer markets. Increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. Further, we expect competition to persist, intensify and increase in the future. A number of financial institutions have developed, and others in the future may develop, in-house home banking services similar to ours. Additionally, TransPoint LLC, a joint venture among Microsoft Corporation, First Data Corporation and Citibank N.A., has announced its own agreements with financial institutions to offer on-line home banking and electronic billing and payment services to consumers. We cannot assure you that we will be able to compete effectively against TransPoint or other current and future electronic commerce competitors.

     The markets for our investment services and software products are also highly competitive. In Investment Services, our competition comes from service bureaus and providers of portfolio accounting software. In Software, our competition comes from several different market segments, including large diversified computer software and service companies and independent suppliers of software products. Because there are relatively low barriers to entry, we expect competition in the software market to increase significantly in the future. We cannot assure you that we will be able to compete effectively against current and future competitors in these markets.

     Across all of our market segments, many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition and a larger installed base of customers than we do. As a result, these competitors may be able to respond to new or emerging technologies and changes in customer requirements faster and more effectively than we can, or to devote greater resources to the development, promotion and sale of products than we can. If these competitors were to acquire significant market share, it could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Competition."

OUR CONTINUED FUTURE PROFITABILITY IS DEPENDENT UPON AN INCREASE IN THE PROPORTION OF TRANSACTIONS WE PROCESS ELECTRONICALLY.

     Our continued future profitability will depend, in part, on our ability to increase the percentage of transactions we process electronically. Compared with conventional paper-based transactions, electronic transactions:

     - Cost much less to complete;

     - Give rise to far fewer errors, which are costly to resolve; and

     - Generate far fewer subscriber inquiries and, therefore, consume far fewer customer care resources.

     Accordingly, if we are unable to increase the percentage of transactions that we process electronically, our margins could decrease, which could have a material adverse effect on our business, financial condition and results of operations.

THE TRANSACTIONS WE PROCESS EXPOSE US TO CREDIT RISKS.

     The electronic and conventional paper-based transactions we process expose us to credit risks. These credits risks include risks arising from returned transactions caused by:

     - Insufficient funds;

     - Stop payment orders;

     - Closed accounts;

     - Frozen accounts;

     - Unauthorized use;

     - Payment disputes;

     - Theft; and

     - Fraud.

     We are also exposed to credit risk from merchant fraud and erroneous transmissions. We attempt to manage all of these risks through our sophisticated risk management systems, which include our patented billing and payment processing system and agreements with some customers to guarantee our losses or to grant us reversal rights. There can be no assurance, however, that these efforts will be successful. Any losses resulting from returned transactions, merchant fraud or erroneous transmissions could result in liability to financial institutions, merchants or subscribers, which could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Remittances."

WE MAY EXPERIENCE BREAKDOWNS IN OUR PAYMENT PROCESSING SYSTEM THAT COULD DAMAGE CUSTOMER RELATIONS AND EXPOSE US TO LIABILITY.

     A system outage or data loss could have a material adverse effect on our business, financial condition and results of operations. To successfully operate our business, we must be able to protect our payment processing and other systems from interruption by events that are beyond our control. Events that could cause system interruptions include:

     - Fire;

     - Natural disaster;

     - Power loss;

     - Telecommunications failure;

     - Unauthorized entry; and

     - Computer viruses.

     We are currently migrating subscribers from our pre-existing data processing platforms to a new system which we call the Genesis Platform. Our main processing facility is located in Norcross, Georgia, and we have other processing facilities located in Ohio, Illinois and Texas. During the transition from the pre-existing platforms to the Genesis Platform, we may be exposed to loss of data or unavailability of systems due to inadequate back-ups, reduced or eliminated redundancy, or both. Although we regularly back-up data from our operations and take other measures to protect against data loss and system failures, there is still some risk that we may lose critical data or experience system failures. As a precautionary measure, we have entered into disaster recovery agreements for the processing systems at all our sites, and we conduct business resumption tests on a scheduled basis. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. See "Business -- Technology."

WE MAY EXPERIENCE SOFTWARE DEFECTS AND DEVELOPMENT DELAYS, DAMAGING CUSTOMER RELATIONS, DECREASING OUR POTENTIAL PROFITABILITY AND EXPOSING US TO LIABILITY.

     Our electronic commerce services and our software products are based on sophisticated software and computing systems which often encounter development delays, and the underlying software may contain undetected errors or defects. Defects in our software products and errors or delays in our processing of electronic transactions could result in:

     - Additional development costs;

     - Diversion of technical and other resources from our other development efforts;

     - Loss of credibility with current or potential customers;

     - Harm to our reputation; or

     - Exposure to liability claims.

In addition, we rely on technologies supplied to us by third parties that may also contain undetected errors or defects which could have a material adverse effect on our business, financial condition and results of operations. Although we attempt to limit our potential liability for warranty claims through disclaimers in our software documentation and limitation-of-liability provisions in our license and customer agreements, there can be no assurance that these measures will be successful in limiting our liability. See "Business -- Technology."

OUR QUARTERLY OPERATING RESULTS FLUCTUATE AND MAY NOT ACCURATELY PREDICT OUR FUTURE PERFORMANCE.

     Our quarterly results of operations have varied significantly and probably will continue to do so in the future as a result of a variety of factors, many of which are outside our control. These factors include:

     - Changes in our pricing policies or those of our competitors;

     - Relative rates of acquisition of new customers;

     - Seasonal patterns;

     - Delays in the introduction of new or enhanced services, software and related products by us or our competitors or market acceptance of these products and services; and

     - Other changes in operating expenses, personnel and general economic conditions.

As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results in a future quarter or quarters may fall below expectations of securities analysts or investors and, as a result, the price of our common stock may fluctuate.

WE EXPERIENCE SEASONAL FLUCTUATIONS IN OUR NET SALES CAUSING OUR OPERATING RESULTS TO FLUCTUATE.

     We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales. If our net sales are below the expectations of securities analysts and investors due to seasonal fluctuations, our stock price could decrease unexpectedly. Our growth in new electronic commerce subscribers is affected by seasonal factors such as holiday-based personal computer sales. These seasonal factors may impact our operating results by concentrating subscriber acquisition and set-up costs, which may not be immediately offset by revenue increases primarily due to introductory service price discounts. Additionally, on-line interactive service subscribers generally tend to be less active users during the summer months, resulting in lower revenue during this period.

     Our software sales also have historically displayed seasonal variability, with sales and earnings generally stronger in the quarters ended December 31 and June 30 of each year and generally weaker in the quarters ended September 30 and March 31 of each year. The seasonality in software sales is due, in part, to calendar year-end buying patterns of financial institution customers and our software sales compensation structure, which measures sales performance at our June 30 fiscal year end.

THE YEAR 2000 ISSUE MAY ADVERSELY AFFECT OUR INFORMATION TECHNOLOGY SYSTEMS OR CAUSE OUR CURRENT OR POTENTIAL CUSTOMERS TO DELAY IMPLEMENTING OUR PRODUCTS AND SERVICES.

     If our efforts, or the efforts of our customers and suppliers, fail to adequately address the Year 2000 issue, we would likely incur a substantial loss of revenue and suffer irreparable harm to our reputation. We use computer software, operating systems and embedded micro-processors containing date-related programs in the development and delivery of our products and services and in our own internal information technology systems. In order to accurately process transactions, we also rely on technologies provided by our customers and suppliers. Transaction processing relies on transmissions of data from PCs, through financial institutions and business web servers and the Internet, over third-party data and voice communication lines and through the Federal Funds System. The software we use in our products and in the delivery of our services contains, in addition to code written by our programmers, some software that we license from third parties.

     We are in the process of testing our internal management information and other critical business systems to identify any Year 2000 issues. We also have inquired of our resellers, vendors and key suppliers about their Year 2000 readiness. To date, we are not aware of any significant resellers, vendors or key suppliers with Year 2000 issues that would materially adversely affect us. We cannot guarantee, however, that our information technology systems or those of other companies on which we rely will successfully address the Year 2000 issue. Any failure by us or other third parties on which we rely to address the Year 2000 issue could have a material adverse effect on our business, financial condition and results of operations.

     We believe that the adoption of our products and services by existing and potential customers and subscribers may be adversely affected by the Year 2000 issue. As companies expend significant resources to correct or upgrade their current software systems for Year 2000 compliance, they may delay or cancel decisions to adopt our products and services. If this occurs, it could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

OUR INABILITY TO MANAGE GROWTH COULD ADVERSELY AFFECT OUR BUSINESS.

     We have experienced rapid growth in our revenues, from $76.8 million in the twelve months ended June 30, 1996 to $233.9 million in the fiscal year ended June 30, 1998, and we intend to continue to grow our business significantly. To support our growth plans, we will have to significantly expand our existing management, operational, financial and human resources and management information systems and controls. If we are not able to manage our growth successfully, we will not grow as planned which could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO RECRUIT AND RETAIN ADDITIONAL SKILLED PERSONNEL, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our future success depends upon our ability to attract, train, assimilate and retain additional skilled personnel. Competition for qualified employees in all of our business segments is intense. A significant increase in our customer base would necessitate the hiring of a significant number of additional customer care and technical support personnel, as well as software developers and technicians, qualified candidates for which are currently in short supply. We cannot assure you that we will be able to retain our key employees or that we can attract, train, assimilate or retain other skilled personnel in the future.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGE OR CHANGES IN INDUSTRY STANDARDS, OUR SERVICES COULD BECOME OBSOLETE AND WE COULD LOSE OUR CUSTOMERS.

     The electronic commerce industry is changing rapidly. To remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. For example, we are currently migrating our products and services from a PC-based platform to a web-based platform. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, proprietary technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, PERMITTING COMPETITORS TO DUPLICATE OUR PRODUCTS AND SERVICES.

     Our success and ability to compete in our markets are dependent, in part, upon our proprietary technology. We rely primarily on patent, copyright, trade secret and trademark laws to protect our technology. In addition, we have been granted a patent for some features of our electronic billing and payment processing system, which we believe provides some measure of security for our technologies. If challenged, we cannot assure you that our patent will prove to be valid or provide the protection that we need. Further, the source code for our proprietary software is protected both as a trade secret and as a copyrighted work. We generally enter into confidentiality and assignment agreements with our employees, consultants and vendors, and generally control access to and distribution of our software, documentation and other proprietary information.

     Because our means of protecting our proprietary rights may not be adequate, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization. In addition, the laws of some countries in which we sell our products do not protect software and intellectual property rights to the same extent as the laws of the U.S. Unauthorized copying, use or reverse engineering of our products could have a material adverse effect on our business, financial condition and results of operations.

     A third party could also claim that our technology infringes its proprietary rights. As the number of software products in our target markets increases and the functionality of these products overlap, we believe that software developers may increasingly face infringement claims. These claims, even if without merit, can be time-consuming and expensive to defend. A third party asserting infringement claims against us in the future may require us to enter into costly royalty arrangements or litigation.

OUR COMMON STOCK PRICE IS VOLATILE.

     The market price of our common stock has been volatile in the past and may change rapidly in the future. The following factors, among others, may cause significant volatility in our stock price:

     - Actual or anticipated fluctuations in our operating results;

     - Announcements by us, our competitors or our customers;

     - Announcements of the introduction of new or enhanced products and services by us or our competitors;

     - Announcements of joint development efforts or corporate partnerships in the electronic commerce market;

     - Market conditions in the banking, telecommunications, technology and other emerging growth sectors;

     - Rumors relating to our competitors or us; and

     - General market or economic conditions.

     In addition, the stock market has experienced significant price and volume fluctuations, which have particularly affected the trading prices of equity securities of many technology companies. These price and volume fluctuations often have been unrelated to the operating performance of the affected companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. This type of litigation, regardless of the outcome, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO BECOME CONSISTENTLY PROFITABLE.

     We have not consistently operated profitably to date. We incurred a loss from operations of $7.2 million and a net loss of $3.7 million in the fiscal year ended June 30, 1998 and had a loss from operations of $4.5 million and net income of $9.6 million for the nine months ended March 31, 1999. We intend to continue to make significant investments in our research and development, sales and marketing and customer care operations. As a result, we may continue to experience net losses from operations in future quarters and may not be able to sustain or increase our profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

AVAILABILITY OF SIGNIFICANT AMOUNTS OF COMMON STOCK FOR SALE IN THE FUTURE COULD ADVERSELY AFFECT OUR STOCK PRICE.

     The availability for future sale of a substantial number of shares of our common stock in the public market, or issuance of common stock upon the exercise of stock options, warrants or otherwise could adversely affect the market price for our common stock. Upon completion of this offering, we will have outstanding 54,481,767 shares of common stock, assuming the underwriters do not exercise their over-allotment option. All the shares sold in this offering will be freely tradable, unless they are purchased by our affiliates, as defined in Rule 144 under the Securities Act of 1933. As of May 10, 1999, 33,744,090 shares of our issued and outstanding common stock were held by nonaffiliates and the holders of the remaining 17,983,523 shares were entitled to resell them only pursuant to a registration statement under the Securities Act of 1933 or an applicable exemption from registration thereunder such as an exemption provided by Rule 144, Rule 145 or Rule 701 under the Securities Act of 1933. As of May 10, 1999, we had outstanding options to purchase 4,303,493 shares of our common stock, of which options for 1,422,604 shares were fully vested and exercisable at an average weighted exercise price of approximately $8.89 per share. As of May 10, 1999, we had issued warrants to purchase 10,700,000 shares of our common stock, of which warrants for 3,025,000 shares were fully vested and exercisable at a weighted exercise price of approximately $20.87 per share. In addition, our employees are entitled to purchase up to 792,764 shares under our Associate Stock Purchase Plan and receive up to 846,762 shares under our 401(k) Plan. Any shares purchased thereunder will be eligible for future sale following the expiration of applicable holding periods.

     Intuit Inc., which holds 10,175,000 shares of our common stock, and Integrion Financial Network, L.L.C., which holds warrants to purchase up to 10,000,000 shares of our common stock (9,850,000 shares after completion of this offering), of which warrants for 3,000,000 shares are fully vested and exercisable (2,850,000 shares upon completion of this offering), are entitled to "piggy-back" and demand registration rights subject to specified conditions and restrictions. If Intuit or Integrion, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price of our common stock.

     Some of our directors, executive officers and selling stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for a period of at least 90 days after the date of this prospectus without the prior written approval of the underwriters. The underwriters may, in their discretion and at any time without notice, release all or any portion of these shares for sale in the public market, which could adversely affect the market price of our common stock. See "Underwriting."

THE LOSS OF KEY EXECUTIVES COULD ADVERSELY AFFECT OUR BUSINESS.

     Our success depends to a significant degree upon the continued contributions of our key management, including:

     - Peter J. Kight, our founder, Chairman and Chief Executive Officer;

     - Mark A. Johnson, our Vice Chairman, Corporate Development;

     - Peter F. Sinisgalli, our President; and

     - Ravi Ganesan, our Executive Vice President and Chief Technology Officer.

If for any reason any of these officers ceased to be active in our management, it could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE SUCCESSFUL IN MAKING ACQUISITIONS AND, EVEN IF WE ARE, RISKS ARISING FROM THOSE ACQUISITIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     We have expanded, and plan to continue to expand, our operations through the acquisition of additional businesses that complement our core skills and have the potential to increase our overall value. We may not be able to identify and acquire compatible businesses. Acquisitions involve many risks, which could have a material adverse effect on our business, financial condition and results of operations, including:

     - Acquired businesses may not achieve anticipated revenues, earnings or cash flow;

     - Integration of acquired businesses and technologies may not be successful and we may not realize anticipated economic, operational and other benefits in a timely manner, particularly if we acquire a business in a market in which we have limited or no current expertise or with a corporate culture different from our own;

     - Financing of future acquisitions may require issuing common stock or debt for some or all of the purchase price, which could result in dilution of the ownership interests of our stockholders or recognizing amortization expense related to goodwill and other intangible assets;

     - Competing with other companies, many of which have greater financial and other resources, to acquire attractive companies makes it more difficult to acquire suitable companies on acceptable terms; and

     - Disruption of our existing business, distraction of management and other resources and difficulty in maintaining our current business standards, controls and procedures.

WE ARE SUBJECT TO SIGNIFICANT INFLUENCE BY SOME STOCKHOLDERS THAT MAY HAVE THE EFFECT OF DELAYING OR PREVENTING A CHANGE IN CONTROL.

     At May 10, 1999, our directors, executive officers and principal stockholders and their affiliates collectively owned approximately 35% of the outstanding shares of our common stock and will own approximately 31% after this offering. As a result, these stockholders are able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control.

ANTI-TAKEOVER PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND DELAWARE LAW MAKE ANY CHANGE IN CONTROL OF US MORE DIFFICULT.

     Our certificate of incorporation and by-laws contain provisions that may have the effect of delaying or preventing a change in control, may discourage bids at a premium over the market price of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

     - Division of our board of directors into three classes serving staggered three-year terms;

     - Removal of our directors by the stockholders only for cause upon 80% stockholder approval;

     - Prohibiting our stockholders from calling a special meeting of stockholders;

     - Ability to issue additional shares of our common stock or preferred stock without stockholder approval;

     - Prohibiting our stockholders from unilaterally amending our certificate of incorporation or by-laws except with 80% stockholder approval; and

     - Advance notice requirements for raising business or making nominations at stockholders' meetings.

     We have also adopted a stockholder rights plan that allows us to issue preferred stock with rights senior to those of our common stock without any further vote or action by our stockholders. The issuance of our preferred stock under the stockholder rights plan could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.

     We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors.

OUR BUSINESS COULD BECOME SUBJECT TO INCREASED GOVERNMENT REGULATION, WHICH COULD MAKE OUR BUSINESS MORE EXPENSIVE TO OPERATE.

     We believe that we are not required to be licensed by the Office of the Comptroller of the Currency, or OCC, the Federal Reserve Board or other federal agencies that regulate or monitor banks or other types of providers of electronic commerce services. A number of states have legislation regulating or licensing check sellers, money transmitters or service providers to banks, and we have registered under this legislation in specific instances. Because electronic commerce in general, and most of our products and services in particular, are so new, the application of many of these laws and regulations is uncertain and difficult to interpret. The entities responsible for interpreting and enforcing these laws and regulations could amend those laws or regulations or issue new interpretations of existing laws or regulations. Any of these changes could lead to increased operating costs and reduce the convenience and functionality of our products or services, possibly resulting in reduced market acceptance. It is also possible that new laws and regulations may be enacted with respect to the Internet. The adoption of any of these laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our products or services, increase our cost of doing business or could otherwise have a material adverse effect on our business, financial condition and results of operations.

     The Federal Reserve rules provide that we can only access the Federal Reserve's ACH through a bank. If the Federal Reserve rules were to change to further restrict our access to the ACH or limit our ability to provide ACH transaction processing services, it could have a material adverse effect on our business, financial condition and results of operations. See
"Business -- Government Regulation" and "-- Remittances."

WE MAY NOT BE ABLE TO OBTAIN ADEQUATE FINANCING TO IMPLEMENT OUR GROWTH
STRATEGY.

     Successful implementation of our growth strategy will likely require continued access to capital. If we do not generate sufficient cash from operations, our growth could be limited unless we are able to obtain capital through additional debt or equity financings. We cannot assure you that debt or equity financings will be available as required for acquisitions or other needs. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders may be reduced. In addition, we may issue equity securities that have rights, preferences or privileges senior to those of the holders of our common stock. Even if financing is available, it may not be on terms that are favorable to us or sufficient for our needs. If we are unable to obtain sufficient financing, we may be unable to fully implement our growth strategy.

WE MAY BE UNABLE TO EFFECTIVELY MANAGE THE SIGNIFICANT UNALLOCATED NET PROCEEDS FROM THIS OFFERING.

     We will have a significant amount of net proceeds from this offering that we have not allocated to a specific use. Our failure to apply these proceeds effectively could have a material adverse effect on our business, financial condition and results of operations and, therefore, the market price of our common stock. We will have broad discretion in how we use the net proceeds of this offering, which may include general corporate purposes, such as increased expenses associated with expansion of our products and services to a broader market, additional customer care needed for the expected growth from the Internet portals, new sales and marketing initiatives, and potential acquisitions. See "Use of Proceeds."

                                USE OF PROCEEDS

     We expect to receive approximately $105,147,150 (approximately $128,623,313 if the underwriters exercise their over-allotment option in full) from the sale of the 2,350,000 shares of common stock offered by us at an assumed public offering price of $47.07 per share, and after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for working capital and general corporate purposes, including expansion of our services to a broader market and potential acquisitions.

     Accordingly, we have broad discretion in the allocation of the net proceeds from this offering. Pending such uses, we expect to invest the net proceeds from this offering in short-term income producing investments. While we engage in discussions relating to potential acquisitions from time to time, no such transaction is contemplated as of the date of this prospectus.

     We will not receive any proceeds from the sale of common stock by the selling stockholders. See "Selling Stockholders."

                                DIVIDEND POLICY

     We currently anticipate that all of our future earnings will be retained for the development of our business and do not anticipate paying cash dividends on our common stock for the foreseeable future. In addition, our line of credit restricts the payment of dividends on our common stock. Our board of directors will determine future dividend policy based on our results of operations, financial condition, capital requirements and other circumstances. During the last ten years, we have not paid cash dividends.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "CKFR." The following table sets forth the high and low sales prices of our common stock for the periods indicated as reported by the Nasdaq National Market.

                                                               COMMON STOCK
                                                                   PRICE
                                                              ---------------
                       FISCAL PERIOD                           HIGH     LOW
                       -------------                          ------   ------
FISCAL 1997
First Quarter...............................................  $22.13   $10.75
Second Quarter..............................................  $25.00   $14.13
Third Quarter...............................................  $17.38   $11.13
Fourth Quarter..............................................  $19.63   $ 9.50
FISCAL 1998
First Quarter...............................................  $23.13   $16.50
Second Quarter..............................................  $31.44   $20.25
Third Quarter...............................................  $28.50   $20.00
Fourth Quarter..............................................  $30.63   $20.44
FISCAL 1999
First Quarter...............................................  $31.50   $ 8.25
Second Quarter..............................................  $23.44   $ 5.75
Third Quarter...............................................  $46.00   $20.63
Fourth Quarter (through May 28, 1999).......................  $69.13   $40.00

     On May 28, 1999, the last reported sale price for our common stock on The Nasdaq National Market was $47.07 per share. As of May 27, 1999, there were approximately 579 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization at March 31, 1999 and as adjusted on that date to give effect to the sale of common stock offered by us at an assumed public offering price of $47.07 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and assuming that the underwriters' over-allotment option is not exercised. This table contains unaudited information and should be read in conjunction with the consolidated financial statements appearing elsewhere in this prospectus.

                                                                  AS OF MARCH 31, 1999
                                                            ---------------------------------
                                                               ACTUAL           AS ADJUSTED
                                                            -------------      --------------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Total debt................................................   $       --          $       --
                                                             ----------          ----------
Stockholders' equity:
  Preferred stock -- 15,000,000 authorized shares, $.01
     par value; no amounts issued or outstanding..........           --                  --
  Common stock -- 150,000,000 authorized shares, $.01 par
     value; 57,219,744 actual shares issued, 59,973,898
     shares issued, as adjusted; 51,670,363 actual shares
     outstanding, 54,424,517 shares outstanding, as
     adjusted(1)..........................................          517                 544
  Additional paid-in capital..............................      479,558             584,678
  Accumulated deficit.....................................     (294,858)           (294,858)
                                                             ----------          ----------
     Total stockholders' equity...........................      185,217             290,364
                                                             ----------          ----------
          Total capitalization............................   $  185,217          $  290,364
                                                             ==========          ==========

---------------

(1) As of the date of this prospectus, this does not include: 7,905,850 shares of our common stock reserved for issuance upon exercise of stock options under our Stock Option Plans, 792,764 shares of our common stock reserved for issuance under our Associate Stock Purchase Plan, 846,762 shares reserved for our 401(k) Plan, and 10,550,000 shares of our common stock reserved for issuance upon the exercise of warrants. Options to purchase 4,049,339 shares of our common stock are outstanding, of which options to purchase 1,168,450 shares are exercisable at a weighted average exercise price of approximately $7.63 per share. Warrants to purchase 10,550,000 shares of our common stock are outstanding, of which warrants to purchase 2,875,000 shares are exercisable at a weighted average exercise price of approximately $20.87 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     Our selected consolidated financial data for the fiscal year ended December 31, 1995, for the six-months ended June 30, 1996 and as of and for the fiscal years ended June 30, 1997 and 1998, have been derived from our consolidated financial statements, included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon is also included elsewhere in this prospectus. Our selected consolidated financial data as of and for the fiscal years ended December 31, 1993 and 1994, as of December 31, 1995, and as of June 30, 1996, have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data for the twelve months ended June 30, 1996 and as of and for each of the nine month periods ended March 31, 1998 and 1999, are derived from unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results for the respective annual and interim periods. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which are incorporated by reference herein, and our Consolidated Financial Statements and Notes thereto contained elsewhere in this prospectus.

                                                                  SIX
                                                                MONTHS                                            NINE MONTHS
                                                                 ENDED                                               ENDED
                                   YEAR ENDED DECEMBER 31,     JUNE 30,          YEAR ENDED JUNE 30,               MARCH 31,
                                 ---------------------------   ---------   --------------------------------   -------------------
                                  1993      1994      1995       1996       1996(1)      1997        1998       1998       1999
                                 -------   -------   -------   ---------   ---------   ---------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS:
Revenues:
 Processing, servicing and
   merchant discount...........  $28,986   $38,282   $49,330   $  33,305   $  59,053   $ 104,522   $159,255   $115,093   $145,468
 License fees..................       --        --        --      10,970      10,970      33,088     28,952     21,411     10,005
 Maintenance fees..............       --        --        --       1,978       1,978      22,567     25,848     19,904     13,314
 Other.........................    1,906       984        --       4,787       4,788      16,268     19,809     13,945     10,592
                                 -------   -------   -------   ---------   ---------   ---------   --------   --------   --------
       Total revenues..........   30,892    39,266    49,330      51,040      76,789     176,445    233,864    170,353    179,379
Expenses:
 Cost of processing, servicing
   and support.................   18,387    24,212    30,258      35,438      51,236     102,721    129,924     94,332    107,572
 Research and development......    3,605     4,724     6,876       9,907      13,765      32,869     36,265     26,157     16,539
 Sales and marketing...........    3,640     4,427     7,242      17,167      21,349      32,670     28,839     22,002     21,945
 General and administrative....    2,381     2,598     4,134       7,338       9,598      18,707     20,677     15,748     21,556
 Depreciation and
   amortization................    1,377     1,922     2,485       6,997       8,246      24,919     24,999     19,380     18,001
 In-process research and
   development(2)..............       --        --        --     122,358     122,358     140,000        719        719      2,201
 Charge for stock
   warrants(3).................       --        --        --          --          --          --     32,827     32,409         --
 Exclusivity amortization(4)...       --        --        --          --          --       5,958      2,963      2,963         --
                                 -------   -------   -------   ---------   ---------   ---------   --------   --------   --------
       Total expenses..........   29,390    37,883    50,995     199,205     226,552     357,844    277,213    213,710    187,814
Net gain on dispositions of
 assets(5).....................       --        --        --          --          --       6,250     36,173     28,449      3,914
                                 -------   -------   -------   ---------   ---------   ---------   --------   --------   --------
Income (loss) from
 operations....................    1,502     1,383    (1,665)   (148,165)   (149,763)   (175,149)    (7,176)   (14,908)    (4,521)
Interest:
 Income........................      165       298     2,135       1,659       3,104       2,153      3,464      2,413      2,205
 Expense.......................     (279)     (795)     (645)       (325)       (484)       (834)      (632)      (547)      (507)
                                 -------   -------   -------   ---------   ---------   ---------   --------   --------   --------
 Income (loss) before income
   taxes.......................    1,388       886      (175)   (146,831)   (147,143)   (173,830)    (4,344)   (13,042)    (2,823)
 Income tax expense
   (benefit)(6)................      368       400        40      (8,628)     (8,650)    (12,017)      (641)    (3,581)   (12,422)
                                 -------   -------   -------   ---------   ---------   ---------   --------   --------   --------
 Income (loss) before
   extraordinary item..........    1,020       486      (215)   (138,203)   (138,493)   (161,813)    (3,703)    (9,461)     9,599
 Extraordinary item............       --        --        --        (364)       (364)         --         --         --         --
                                 -------   -------   -------   ---------   ---------   ---------   --------   --------   --------
       Net income (loss).......  $ 1,020   $   486   $  (215)  $(138,567)  $(138,857)  $(161,813)  $ (3,703)  $ (9,461)  $  9,599
                                 =======   =======   =======   =========   =========   =========   ========   ========   ========
Diluted income (loss) per
 common share before
 extraordinary item(7).........  $  0.04   $  0.02   $ (0.01)  $   (3.69)  $   (4.14)  $   (3.44)  $  (0.07)  $  (0.17)  $   0.17
Diluted income (loss) per
 common share(7)...............  $  0.04   $  0.02   $ (0.01)  $   (3.70)  $   (4.15)  $   (3.44)  $  (0.07)  $  (0.17)  $   0.17
Diluted equivalent number of
 shares outstanding(7).........   26,886    27,103    28,219      37,420      33,435      46,988     55,087     54,989     56,117

                                                  AS OF DECEMBER 31,                 AS OF JUNE 30,             AS OF MARCH 31,
                                            ------------------------------   ------------------------------   -------------------
                                              1993       1994       1995       1996       1997       1998       1998       1999
                                            --------   --------   --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Working capital............................ $    623   $ 11,399   $ 81,792   $ 45,496   $ 20,002   $ 78,238   $ 76,502   $ 44,473
Total assets...............................   17,669     30,512    115,642    196,230    223,836    250,112    237,878    250,690
Long-term obligations, less current
 portion...................................    8,968      8,213      7,282      8,324      8,401      6,467      6,748      6,616
Total stockholders' equity.................    2,985     16,372     99,325    137,675    148,644    183,854    177,304    185,217

---------------

(1) On April 19, 1996, we elected to change our fiscal year end from December 31 to June 30. To assist in the analysis of the selected consolidated financial data, unaudited results for the twelve months ended June 30, 1996 are provided.
(2) In connection with the acquisitions of Intuit Services Corporation in January 1997, Advanced Mortgage Technologies, Inc. in October 1997 and Mobius Group, Inc. in March 1999, we recorded charges to expense of $140.0 million, $0.7 million, and $2.2 million, respectively, for acquired in-process research and development that were determined to have no future value. See Note 2 to the audited consolidated financial statements and Note 11 to the interim unaudited consolidated financial statements included elsewhere in this prospectus.
(3) The $32.4 million and $0.4 million charges for stock warrants in the fiscal year ended June 30, 1998 resulted from the vesting of warrants related to a ten year processing agreement with Integrion and to a consulting agreement with a third party, respectively. See Note 15 to the audited consolidated financial statements included elsewhere in this prospectus.
(4) In connection with an exclusivity arrangement entered into upon our acquisition of Intuit Services Corporation in January 1997, we recorded amortization expense of $6.0 million and $3.0 million for the fiscal years ended June 30, 1997 and 1998, respectively.
(5) The $6.3 million net gain on dispositions of assets in the year ended June 30, 1997 resulted from the March 1997 sale of our credit card business. The $36.2 million net gain in the year ended June 30, 1998 resulted from the sales of our recovery management business in August 1997, our item processing business in March 1998 and our electronic banking and wire businesses in April 1998. The resulting gains from such sales were $28.2 million, $3.2 million, and $14.7 million, respectively. The gains were offset by losses on the sale of the leasing business, discontinuation of the web investor business and write-offs of certain equipment. The resulting losses were $4.7 million, $1.0 million and $4.2 million, respectively. The $28.4 million net gain in the nine months ended March 31, 1998 resulted from the $28.2 million gain on the August 1997 sale of our recovery management business, the $3.2 million gain on the March 1998 sale of our item processing business, and the $3.0 million write-off of certain equipment and capitalized costs.
(6) In connection with the creation of a special purpose subsidiary to administer our employee medical benefits program, we recorded a one-time tax benefit of approximately $12.2 million during the quarter ended December 31, 1998. See Note 10 to the unaudited consolidated financial statements included elsewhere in this prospectus.
(7) The earnings per share amounts prior to the fiscal year ended June 30, 1998 have been restated to comply with Statement of Financial Accounting Standards No. 128 "Earnings per Share" as required. For further discussion of earnings per share and the impact of Statement 128, see Note 1 to the consolidated financial statements included elsewhere in this prospectus.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion sets forth our operating revenue and operating income (loss) by business segment. For a complete discussion of our financial condition and results of operations, please refer to our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 which are incorporated by reference into this prospectus. See "Where You Can Find More Information" and "Incorporation of Documents by Reference."

OVERVIEW

     We are the leading provider of electronic billing and payment services. Our Electronic Commerce business provides services that allow consumers to:

     - Receive electronic bills through the Internet;

     - Pay any bill -- electronic or paper -- to anyone; and

     - Perform customary banking transactions, including balance inquiries, transfers between accounts and on-line statement reconciliations.

     We currently provide services for nearly 3 million consumers through over 350 financial institutions, Internet financial sites like Quicken.com, and personal financial management software like Quicken, Microsoft Money and Managing Your Money. As part of our strategy to broaden availability of our electronic billing and payment services on the Internet, we recently entered into a distribution contract with a leading Internet portal. We have developed relationships with over 1,100 merchants nationwide that enable us to remit more than 50% of all of our bill payments electronically. During the three-month period ended March 31, 1999, we processed an average of more than 11 million transactions per month.

     In March 1997, we introduced electronic billing -- "E-Bill" -- that enables merchants to deliver billing as well as marketing materials interactively to their customers over the Internet. To date, we have signed contracts for E-Bill services with 49 of the country's largest billers, who together deliver more than 500 million bills each month. During the month of March 1999, we presented and paid more than 10,000 electronic bills through 20 financial institutions and Internet portals, double the number of bills presented and paid through E-Bill services during the previous month.

     We also are a leading provider of portfolio management and information services and financial applications software. During the nine months ended March 31, 1999, Electronic Commerce accounted for 69% of our revenues, Software accounted for 16% of our revenues and Investment Services accounted for 15% of our revenues.

     Our current business was developed through expansion of our core electronic commerce business and the acquisition of companies operating similar or complementary businesses. Our major acquisitions include the acquisition of Servantis Systems Holdings, Inc. in February 1996, Security APL, Inc. in May 1996, Intuit Services Corporation in January 1997 and Mobius Group, Inc. in March 1999.

     During fiscal 1998, we made the decision to sell some of our software businesses that did not directly promote our strategic direction. These divestitures included the sale of our recovery management business in August 1997, our item processing business in March 1998, our wire and electronic banking businesses in April 1998, our leasing business in July 1998, our mortgage business in September 1998 and our imaging business in October 1998.

SEGMENT INFORMATION

     The following summary of segment information is derived from our consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which are incorporated by reference herein, and the Consolidated Financial Statements and Notes thereto contained elsewhere in this prospectus.

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                       YEAR ENDED JUNE 30,         MARCH 31,
                                                       --------------------   -------------------
                                                         1997        1998       1998       1999
                                                       ---------   --------   --------   --------
Operating revenue:
  Electronic Commerce................................  $  85,926   $137,972   $ 99,046   $122,915
  Software...........................................     68,113     66,143     49,737     29,498
  Investment Services................................     22,406     29,749     21,570     26,966
                                                       ---------   --------   --------   --------
          Total operating revenue....................  $ 176,445   $233,864   $170,353   $179,379
                                                       =========   ========   ========   ========
Operating income (loss):
  Operating income (loss) excluding specific items:
     Electronic Commerce.............................  $ (20,487)  $ (1,342)  $   (515)  $ (3,904)
     Software........................................      4,324      8,393      4,497      8,713
     Investment Services.............................      2,171      6,225      4,147      5,142
     Corporate.......................................    (21,449)   (20,116)   (15,395)   (16,185)
  Specific items:
     Exclusivity amortization........................     (5,958)    (2,963)    (2,963)        --
     In-process research and development.............   (140,000)      (719)      (719)    (2,201)
     Charge for stock warrants.......................         --    (32,827)   (32,409)        --
     Net gain on dispositions of assets..............      6,250     36,173     28,449      3,914
                                                       ---------   --------   --------   --------
          Total operating loss.......................  $(175,149)  $ (7,176)  $(14,908)  $ (4,521)
                                                       =========   ========   ========   ========

  Nine Months Ended March 31, 1998 and 1999

     Our revenue in the Electronic Commerce segment increased by 24%, or $23.9 million, from $99.0 million for the nine months ended March 31, 1998, to $122.9 million for the nine months ended March 31, 1999. This increase in revenue is due primarily to an increase in subscribers from approximately 2.4 million at March 31, 1998 to approximately 2.8 million at March 31, 1999.

     Our operating loss in the Electronic Commerce segment increased from a loss of $0.5 million for the nine months ended March 31, 1998 to a loss of $3.9 million for the nine months ended March 31, 1999. This increase in our operating loss was due to the temporary slowing of revenue growth caused by financial institutions converting their PC-based systems to our new web-based platform. At the same time, we have continued to invest in our payment processing infrastructure to enhance our future quality and efficiency in anticipation of the revenue growth expected when financial institutions complete their technology conversions and refocus their marketing efforts on new subscriber growth. These investments include additional customer care resources geared toward improved quality and significant E-Bill implementation costs, which were not offset by additional revenue in the period.

     To date, we have activated 21 billers for our E-Bill product offering, have an additional 19 billers actively engaged in the implementation process and have another 9 billers awaiting implementation. We believe that as we continue to activate additional billers for our electronic billing and payment product offering, the number of users will continue to increase, which should drive significant revenue and operating income growth in the future.

     In January 1999, we announced a distribution agreement with a leading Internet portal designed to promote on-line billing and payment and electronic banking to Internet users. Our planned investments related to this agreement will place near-term downward pressure on margins, however, these costs will prepare us for up to 1 million additional subscribers for our services. These investments will allow us to grow our professional services and customer care staff to support anticipated greater deployment of electronic billing and payment services by billers, as well as expand our sales and marketing and related training activities.

     Revenues in our Software segment declined by $20.2 million, or 41%, from $49.7 million for the nine months ended March 31, 1998, to $29.5 million for the nine months ended March 31, 1999. This decline reflects the impact of the divestiture of several of our software businesses. Excluding the effects of the divestitures, revenue in our Software segment rose by $3.4 million, or 13%, from $26.1 million for the nine months ended March 31, 1998, to $29.5 million for the nine months ended March 31, 1999. Despite this increase, license sales revenue in our Software segment were lower than anticipated due primarily to purchasing moratoriums imposed by some potential customers who deferred new software purchases as a result of addressing their internal Year 2000 issues. This slowdown in software license sales was somewhat offset by greater consulting revenues related to implementations of prior sales of software licenses.

     Operating income in our Software segment increased from $4.5 million for the nine months ended March 31, 1998, to $8.7 million for the nine months ended March 31, 1999. Excluding the effects of the divestitures, operating income increased from $6.6 million for the nine months ended March 31, 1998, to $8.7 million for the nine months ended March 31, 1999. The increase in operating income was due to overhead allocation in the prior year.

     Revenues in our Investment Services segment increased by $5.4 million, or 25%, from $21.6 million for the nine months ended March 31, 1998, to $27.0 million for the nine months ended March 31, 1999. This increase was due primarily to an increase in the number of institutional portfolios managed from approximately 447,000 at March 31, 1998, to approximately 630,000 at March 31, 1999, offset somewhat by an increase in the number of retail brokerage accounts managed which carry a somewhat lower price. Operating income in our Investment Services segment increased from $4.1 million for the nine months ended March 31, 1998, to $5.1 million for the nine months ended March 31, 1999. This increase was due to the greater number of portfolios managed, offset somewhat by costs of approximately $0.9 million related to the moving of this segment's main office in the period.

     On March 8, 1999, we acquired Mobius Group to augment the product line of the Investment Services segment. Investment consultants and asset managers may now use Mobius Group's M-Vest service to determine the ideal asset allocation for their clients; use M-Search to determine the ideal investment manager candidates; use CheckFree APL and APL Wrap products to provide investment management platform and trading tools; and use either M-Watch or CheckFree APL for their investment oversight and reporting to the end client. The acquisition had minimal impact on operations in the nine months ended March 31, 1999.

     Expenses in our Corporate segment represent charges for human resources, legal, accounting and various other unallocated overhead charges. Corporate segment costs were $15.4 million for the nine months ended March 31, 1998 versus $16.2 million for the nine months ended March 31, 1999, including a non-recurring one-time charge of $0.6 million incurred in December 1998 for the formation of a special-purpose subsidiary created to administer our employee medical benefits program. Our Corporate segment expenses were relatively stable due to successful efforts to leverage these resources despite the growth of our other operating segments during the most recent nine-month period.

     Exclusivity amortization of $2.9 million in the nine months ended March 31, 1998 represented the final amortization expense related to an exclusivity arrangement we entered into with Intuit in conjunction with the purchase of Intuit Services in January 1997.

     In-process research and development charges of $2.2 million in the nine months ended March 31, 1999 resulted from our acquisition of Mobius Group on March 8, 1999. Please refer to Note 11 to the interim unaudited consolidated condensed financial statements included elsewhere in this prospectus. The $0.7 million charge for in-process research and development in the nine months ended March 31, 1998 resulted from the acquisition of Advanced Mortgage Technologies, Inc. in October 1997.

     The $32.4 million charge for stock warrants in the nine months ended March 31, 1998 resulted from the vesting of 3,000,000 warrants in March 1998 related to a ten-year processing agreement with Integrion which we announced in October 1997.

     The net gain on disposition of assets is the result of various transactions in the nine months ended March 31, 1998 and 1999. The net gain on dispositions of assets of $3.9 million in the nine months ended March 31, 1999 is the result of a gain of $6.4 million on the sale of the mortgage business and the loss on the sale of the imaging business of approximately $2.5 million. The net gain on dispositions of assets of $28.4 million in the nine months ended March 31, 1998 is the result of a $28.2 million gain on the sale of the credit management business in August 1997, the gain on the sale of the item processing business of $3.2 million in March 1998 and the write-off of approximately $3.0 million on September 30, 1997 of certain equipment and capitalized costs for which we determined that the book value exceeded their net realizable value.

  Year Ended June 30, 1997 and 1998

     Our revenue in the Electronic Commerce segment increased by 61%, or $52.0 million, from $85.9 million for the fiscal year ended June 30, 1997, to $137.9 million for the fiscal year ended June 30, 1998. This increase in revenue is due primarily to an increase in subscribers from approximately 1.7 million at June 30, 1997 to approximately 2.4 million at June 30, 1998.

     Our operating loss in the Electronic Commerce segment decreased from a loss of $20.5 million for the fiscal year ended June 30, 1997 to a loss of $1.3 million for the fiscal year ended June 30, 1998. This decrease in operating loss was due primarily to the previously mentioned revenue growth as well as improvements in the efficiency of remittances and customer care, reduction in costs from the integration of Intuit Services and the significant economies of scale and leverage inherent in the segment's business model.

     Revenues in our Software segment declined from $68.1 million for the fiscal year ended June 30, 1997, to $66.1 million for the fiscal year ended June 30, 1998. This decline reflects the impact of the divestiture of several of our Software businesses. Excluding the effects of purchased profits and the effects of a divestiture of the credit management business, revenue in our Software segment rose by 6% for the fiscal year ended June 30, 1997, to $66.1 million for the fiscal year ended June 30, 1998. This increase is due to increased license sales, which were driven by growth in our reconciliation and compliance products, and related maintenance and services revenue.

     Operating income in our Software segment increased from $4.3 million for the fiscal year ended June 30, 1997, to $8.4 million for the fiscal year ended June 30, 1998. Excluding the effects of the divestitures, operating income increased from $5.3 million for the fiscal year ended June 30, 1997, to $8.3 million for the fiscal year ended June 30, 1998. The increase in operating income was principally due to a decrease in intangible amortization expense of approximately $3.7 million. Gains on the sales of divested businesses allowed us to release a deferred tax benefit valuation allowance, which in turn reduced goodwill and other intangible assets related to the Servantis acquisition.

     Revenues in our Investment Services segment increased by $7.3 million, or 33%, from $22.4 million for the fiscal year ended June 30, 1997, to $29.7 million for the fiscal year ended June 30, 1998. This increase was due primarily to an increase in the number of institutional portfolios managed from approximately 350,000 at June 30, 1997 to approximately 500,000 at June 30, 1998. Operating income increased from $2.2 million for the year ended June 30, 1997, to $6.2 million for the fiscal year ended June 30, 1998. This increase was due to the greater number of portfolios managed.

     Expenses for our Corporate segment represent charges for human resources, legal, accounting and various other of our unallocated overhead charges. Corporate segment costs decreased from $21.4 million for the fiscal year ended June 30, 1997 to $20.1 million for the fiscal year ended June 30, 1998. This decrease was due to successful efforts to leverage these resources despite the growth of our other operating segments during the most recent fiscal year.

     In-process research and development charges of $140.0 million in the fiscal year ended June 30, 1997 resulted from our acquisition of Intuit Services in January 1997. In-process research and development charges of $0.7 million in the fiscal year ended June 30, 1998 resulted from our acquisition of Advanced Mortgage in October 1997.

YEAR 2000 COMPLIANCE

     The following statements are "Year 2000-Readiness Disclosures" in conformance with the Year 2000 Information and Readiness Disclosure Act (15 U.S.C. 1) enacted on October 19, 1998.

     Our goal is to ensure that all systems and products will be ready for any date-based processing related to the millennium. The following readiness disclosure is presented for each of our business segments: Electronic Commerce, Investment Services, and Software.

     State of Readiness. We are moving all of our Electronic Commerce segment processing to Year 2000-ready environments and are making satisfactory progress to ensure that all of our systems will be ready for any date-based functions related to the millennium. Previous implementation phases included building a Year 2000-ready data center and the physical move of the processing systems to that center. The final implementation phase will include the planned migration of customers from our Chicago and Columbus systems to our Year 2000-ready Genesis Platform followed by applicable testing on that system to be completed by the middle of 1999. In anticipation of limited customer migration from the Austin system to Genesis before January 1, 2000, the Austin system has been made Year 2000 ready and testing with financial institutions is substantially complete. The Electronic Commerce processing systems are subject to regulation by the OCC and are required to meet OCC's Year 2000-readiness requirements by June 30, 1999. All our Software segment products have been made Year 2000 ready and only minor efforts necessary to remediate internal support systems remain. Prior to the acquisition of Mobius Group, all Investment Services customer-related processing systems had been made Year 2000 ready and only customer testing and final remediation of internal systems at Mobius Group remain. Final corporate initiatives require resources to complete installation of date related "patches" to related infrastructure hardware and software applications. All remaining remediation efforts are scheduled to be completed during the quarter ended September 30, 1999.

     An inventory of all our information technology and non-information technology systems is maintained and periodically updated. We have solicited most of our third-party vendors to determine the status of their Year 2000 readiness and those functions that are likely to have a material effect on our business have been identified and assessed. We have received responses from all of our critical vendors and over half of our other vendors. Validation is based on third party representations and/or internal testing. To date, in excess of 75% of our mission critical applications are deemed to be Year 2000 ready. Based on a review of third party representations, we are not currently aware of any third-party issue applicable to the Year 2000 that is likely to have a material impact on the conduct of our business, the results of our operations or our financial condition. We have not performed our own tests on many of these third-party systems and no assurance can be given at this time that these systems are Year 2000 ready.

     Costs to Address Our Year 2000 Issues. Although the development of our Genesis Platform has taken into account relevant Year 2000 issues, the planned conversion was not accelerated due to Year 2000 issues and Year 2000 costs are not included in development for our Genesis Platform. The following chart reflects our Year 2000 specific costs. The fiscal year 1998 costs were attributed to remediation of our legacy systems and applications. The cost to complete includes remediation, testing and verification, but is primarily budgeted to remedy any Year 2000 related situations that management has not yet anticipated. We believe that associated costs are adequately budgeted for in our fiscal 1999 business plans.

                                                                      NINE MONTHS
                                                                         ENDED
                                                    FISCAL   FISCAL    MARCH 31,    COST TO
BUSINESS SEGMENT                                     1997     1998       1999       COMPLETE   TOTAL
----------------                                    ------   ------   -----------   --------   ------
                                                                     (IN THOUSANDS)
Electronic Commerce...............................  $   --   $  100     $  959       $  441    $1,500
Software..........................................      --      500        500          100     1,100
Investment Services...............................      --      375        878          359     1,612
Corporate.........................................      --       --        208          177       385
                                                    ------   ------     ------       ------    ------
          Total...................................  $   --   $  975     $2,545       $1,077    $4,597
                                                    ======   ======     ======       ======    ======

     Risks of Our Year 2000 Issues. In order to accurately process transactions, we must rely on technology supported by our customers and suppliers. Transaction processing relies on transmissions of data from consumer personal computers, through financial institution and business web servers and the Internet, over third party data and voice communication lines, and through the Federal Funds System. Failure by us, our customers or suppliers to adequately address the Year 2000 issues in a timely manner could impede our ability to process transactions and could have a direct impact on our ability to generate revenue per our agreements with financial institutions, portfolio management companies, merchant and direct customers. This in turn could have a material impact on our business, results of operations and financial condition. Accordingly, we plan to address all Year 2000 issues before problems materialize. Should our efforts, or the efforts of our customers and suppliers fail to adequately address their relevant Year 2000 issues, the most likely worst case scenario would be a total loss of our revenue.

     Our Contingency Plans. We are internally reviewing and testing all mission critical systems and major components for Year 2000 readiness. Our contingency plans are in place to address mission critical customer related processes such as back-up communication plans for incoming customer payment and portfolio transactions, paper based payment transaction processing in the event of electronic payment failure and alternative power supply in the event of prolonged power outages. Additional Year 2000 considerations have been and will continue to be incorporated into our business contingency plans. We cannot guarantee that our efforts will prevent all consequences and there may be undetermined future costs due to business disruption that may be caused by our customers, suppliers or unforeseen circumstances.

LIQUIDITY AND CAPITAL RESOURCES

     During the quarters ended September 30, 1998 and December 31, 1998, we expended approximately $31.2 million to repurchase shares of our own stock. In spite of this expenditure, we retained in excess of $25 million in cash, cash equivalents and short-term investments as of March 31, 1999. Our March 31, 1999 balance sheet reflects a strong current ratio of 1.76. Over the remainder of the fiscal year ending June 30, 1999, we expect to generate positive cash flow from our operations. Additionally, in conjunction with the purchase of our new building in Dublin, Ohio, we expect to increase cash in the next several months by $10 to $15 million through available financing alternatives. We believe that existing cash, cash equivalents, investments and the proceeds from this offering, combined with projected positive operating cash flow and the financing of our Dublin, Ohio building will be more than sufficient to meet our presently anticipated requirements for the foreseeable future. To the extent that additional capital resources may be needed, we have access to an untapped line of credit totaling $20 million.

     The following table sets forth a summary of cash flow activity and should be read in conjunction with statements regarding our liquidity and capital resources:

                                                               SUMMARY OF CASH FLOWS
                                                    --------------------------------------------
                                                          YEAR ENDED          NINE MONTHS ENDED
                                                           JUNE 30,               MARCH 31,
                                                    -----------------------   ------------------
                                                       1997         1998       1998       1999
                                                    ----------   ----------   -------   --------
Cash flow provided by (used in) operating
  activities......................................   $(7,831)     $(11,673)   $ 8,901   $ 24,709
Cash flow provided by (used in) investing
  activities......................................    24,912        12,767     22,381    (14,390)
Cash flow provided by (used in) financing
  activities......................................    (5,982)        3,355        605    (30,655)
                                                     -------      --------    -------   --------
         Net increase (decrease) in cash and cash
           equivalents............................   $11,099      $  4,449    $31,887   $(20,336)
                                                     =======      ========    =======   ========

     While we historically funded our business primarily through cash flows generated from operations, the sale of equity securities and capital lease financing, we have had several acquisitions and divestitures that significantly impacted our cash flow from the six months ended June 30, 1996 through the fiscal year ended June 30, 1998.

     For the fiscal year ended June 30, 1998, we used $11.7 million of cash flow in our operating activities. During the fiscal year ended June 30, 1998, $24.5 million in net investments in trading securities were reflected as cash used in operations. In previous periods, all our investments were classified as available for sale and, therefore, related investment activities did not impact operating cash flow. The change to trading securities is an effort to maximize yields within our conservative investment guidelines and not to significantly impact the risk profile of our portfolio. From an investing perspective, we generated $54.7 million of cash from the sale of our various software businesses, $23.8 million from sales and maturities of available for sale investments, $8.9 million from receipt of a purchase price adjustment related to the Intuit Services acquisition, and $0.3 million from the sales of other assets. Investing receipts were offset by $27.9 million of investment in property additions, primarily for computer and operational equipment and facilities related to completion of the Genesis Platform; $20.3 million in the purchase of investments ($19.3 million of available for sale and $1.0 million of trading); $14.9 of investment in a note receivable in conjunction with the proposed purchase of our Dublin, Ohio building; $10.0 million as final payment of the purchase price of Intuit Services; payment of $1.0 million for the purchase of Advance Mortgage; and $0.7 million in capitalization of software costs. From a financing perspective, $5.4 million of cash was provided by stock option exercises under our Stock Option Plans, stock purchases under our Associate Stock Purchase Plan and our matching contributions under our 401(k) Plan which was offset by payments of $1.1 million in satisfaction of an outstanding note payable and $0.9 million in capital lease obligations. In total, cash and cash equivalents increased by $4.4 million for fiscal 1998. As a result, our current ratio has improved from 1.3 at June 30, 1997 to 2.3 at June 30 1998 and related working capital has increased from $20.0 million to $78.2 million for the same periods. In the fiscal year ending June 30, 1999, we expect to earn a profit and believe that existing cash and cash equivalents and expected cash from remaining software divestitures early in the fiscal year ending June 30, 1999 will be sufficient to meet our presently anticipated operating, working capital and capital expenditure requirements for the foreseeable future. To the extent that additional capital resources are required, we have access to an unused $20 million line of credit.

     For the fiscal year ended June 30, 1997, we used $7.8 million for operating activities. The sale of businesses generated proceeds of $28.9 million while $0.6 million was received from stock options exercised during the year. We invested $11.4 million, net of cash acquired, for the Intuit Services acquisition. Some stockholders from the Security APL acquisition exercised options to sell back to us 276,469 of common shares at a price of $19.00 per share. We received proceeds of $16.5 million on net maturities and sales of available for sale investments, $9.8 million was invested in property and software additions, while $0.6 million was received on the sale of property and equipment. Principal payments on capital leases totaled $1.1 million, $50,000 was applied to the repayment of stockholder notes payable and an additional $68,750 was expended on repayment of outstanding notes payable balances. Cash and cash equivalents increased by $11.1 million for the fiscal year ended June 30, 1997.

                                    BUSINESS

OVERVIEW

     We are the leading provider of electronic billing and payment services. Our Electronic Commerce business provides services that allow consumers to:

     - Receive electronic bills through the Internet;

     - Pay any bill -- electronic or paper -- to anyone; and

     - Perform customary banking transactions, including balance inquiries, transfers between accounts and on-line statement reconciliations.

     We currently provide services for nearly 3 million consumers through over 350 financial institutions, Internet financial sites like Quicken.com and personal financial management software like Quicken, Microsoft Money and Managing Your Money. As part of our strategy to broaden availability of our electronic billing and payment services on the Internet, we recently entered into a distribution contract with a leading Internet portal. We have developed relationships with over 1,100 merchants nationwide that enable us to remit more than 50% of all of our bill payments electronically. During the three-month period ended March 31, 1999, we processed an average of more than 11 million transactions per month.

     In March 1997, we introduced electronic billing -- "E-Bill" -- which enables merchants to deliver billing as well as marketing materials interactively to their customers over the Internet. To date, we have signed contracts for E-Bill services with 49 of the country's largest billers, who together deliver more than 500 million bills each month. During the month of March 1999, we presented and paid more than 10,000 electronic bills through 20 financial institutions and Internet portals, double the number of bills presented and paid through E-Bill services the previous month.

     We also are a leading provider of institutional portfolio management and information services and financial application software. Our Investment Services business offers portfolio management and information services for fee-based money managers and financial planners within investment advisory firms, brokerage firms, banks and insurance companies. Our fee-based money manager clients are typically sponsors or managers of wrap money management products or traditional money managers, managing investments of institutions and high net worth individuals. Our Software businesses provides electronic commerce and financial applications software and services for business and financial institutions. We design, market, license and support software products for automated clearinghouse, or ACH, processing, reconciliation and regulatory compliance.

     During the nine months ended March 31, 1999, Electronic Commerce accounted for 69% of our revenues, Software accounted for 16% of our revenues and Investment Services accounted for 15% of our revenues.

ELECTRONIC COMMERCE INDUSTRY BACKGROUND

     The vast majority of today's financial transactions are completed using traditional paper-based methods. Many traditional financial transactions, however, can now be completed electronically due to the emergence of new communications, computing and security technologies. Many financial institutions and businesses have invested in these technologies and are creating the infrastructure for recording, reporting and executing electronic transactions. We believe the broad impact of the Internet will increase the use of electronic methods to execute financial transactions.

  Persistence of Traditional Financial Transaction Processes

     Many traditional methods of completing financial transactions still persist, including:

     - Paper Checks. It is estimated that 67 billion checks were written in the U.S. in 1997. The use of checks imposes significant costs on financial institutions, businesses and their customers. These costs include the writing, mailing, recording and manual processing of checks.

     - Paper Billing. It is estimated that over 18 billion paper bills are produced each year, with the cost of submitting a paper bill, including printing, postage and billing inserts, as high as $3.00 per bill.

     - Conventional Banking. Many financial transactions are conducted in person at banks. Banks incur substantial expenses in providing personnel and physical locations, while bank customers incur transportation costs and personal inconvenience when traveling to a bank facility. Over 90% of the 80 million banking households in the U.S. are still conducting most of their financial transactions using conventional banking methods.

     - Business to Business Payments. While consumers bear costs and inconvenience receiving and paying paper bills, businesses experience an even higher level of cost and inefficiency when receiving and paying paper bills. For businesses, issues like discounts for prompt payment, returns, allowances, disputed charges and other adjustments, as well as reconciliation to the business' own records, increase the costs of payment.

  The Internet's Role in Driving Electronic Commerce

     We believe the broad impact of the Internet is driving financial institutions, businesses and consumers to adopt practices of electronic billing and payment, banking and business to business payments. We expect that the growth in these electronic commerce activities will increase the need for services that support secure, reliable and cost-effective financial transactions between and among these market participants. We believe the combination of the following trends is driving adoption of electronic commerce:

     - Expanding PC Ownership. Declining prices for PCs and rapid growth in the number of computer-literate consumers are driving increased penetration of PCs in U.S. homes. The Yankee Group estimates that by 1998 the percentage of U.S. consumer households owning a PC grew to 44% and expects this number to increase to 54% by the year 2001.

     - Increasing Internet Accessibility. Reduced communications costs, improved web browsers and faster connection speeds have made the Internet increasingly accessible to consumers and to businesses offering products and services on-line. International Data Corporation, or IDC, estimates that there were 52 million Internet users in the U.S. at the end of 1998 and that this figure will grow to 136 million by the end of 2002.

     - Increasing Acceptance of Electronic Commerce. Consumers have grown increasingly comfortable with the security of electronic commerce and are willing to conduct large transactions on-line. IDC estimates that the total value of goods and services purchased over the Internet in the U.S. will increase from approximately $26 billion in 1998 to over $269 billion in 2002.

     - Emergence of New Industry Participants. New businesses have emerged which use the broad adoption of the Internet to compete with traditional businesses. Traditional financial institutions now compete with Internet-based banks, brokerages and other financial services companies. These companies do not offer consumers the possibility of traditional, manual financial transactions and are driving further adoption of electronic commerce.

THE ELECTRONIC SOLUTION

     We believe that consumers will move their financial transactions from traditional paper-based to electronic transactions if they have an easy-to-access, easy-to-use, compelling, secure and cost-effective solution for receiving and paying their bills electronically. We believe that these solutions should allow consumers at their access point of choice to:

     - Receive electronic bills through the Internet;

     - Pay any bill -- electronic or paper -- to anyone; and

     - Perform customary banking transactions, including balance inquiries, transfers between accounts and on-line statement reconciliations.

     We also believe that these functionalities must be delivered on a platform that:

     - Is fully supported by end-to-end customer care;

     - Is available 24 hours a day, 7 days a week; and

     - Provides the highest level of security, availability and privacy.

     Over the past fifteen years, we have developed market leading expertise and technological capability to provide electronic commerce solutions with these functionalities.

THE CHECKFREE ADVANTAGE

     Our experience as a leading provider of electronic billing and payment and banking services has facilitated the building of a state of the art infrastructure. We have leveraged this infrastructure by developing a full suite of electronic commerce services, all of which we offer in an integrated fashion through multiple distribution channels.

  Infrastructure

     Our infrastructure allows consumers to receive and pay both conventional and electronically presented bills and handle traditional banking transactions electronically. The key components of our infrastructure are:

     - Connectivity with Merchants. We have established electronic connectivity to over 1,100 merchants which allows us to remit over 50% of all of our bill payments electronically. Electronic remittance may be accomplished at a lower cost than remittances using the traditional paper-based method. In addition, electronic remittance significantly reduces payment exceptions and related costs associated with customer care.

     - Scalable Genesis Platform. Our Genesis Platform, completed in 1998, is a fully integrated data processing system that was designed by our in-house engineers. The Genesis Platform was designed to be scaled to handle more than 30 million consumers. We have made significant investments in processes and technologies around our Genesis Platform to ensure that transactions are executed with the highest level of security, reliability and efficiency.

     - Connectivity to Billers. We believe that our ability to provide consumers with access to electronic bills will substantially spur adoption of the electronic solution. By targeting the largest billers in key industries and in selected population centers, we believe we can quickly provide a significant number of bills to most consumers at their access point of choice. We have contracts with 49 billers, which represent the opportunity to deliver over 500 million bills per month, representing over 70% of the telecom bills, 21% of the utility bills, 22% of the mortgage bills and 22% of the credit card bills in the U.S.

     - Experienced Customer Care Staff. We have nearly 600 trained, experienced customer care and merchant services staff who offer seamless end-to-end customer care. We believe that customer care that provides answers to all the questions that consumers may have about their transactions is a critical component of providing a compelling, easy-to-use solution that consumers will ultimately adopt.

  Distribution

     We believe that consumers are most attracted to an electronic solution that enables them to receive and pay all of their bills at a single site. For many consumers, the site they choose will be their financial institution's web site, while others will prefer Internet portals or sites operated by individual merchants. Through relationships with over 350 banks, brokerage houses, credit unions, Internet portals and financial services sites, we are able to distribute our services to whichever access and aggregation site the consumer prefers. Significant among these relationships are our agreements with:

     - 23 of the 25 largest U.S. banks;

     - 8 of the top 10 U.S. brokerage firms;

     - Quicken.com; and

     - A recently announced leading Internet portal.

OUR BUSINESS STRATEGY

     Our business strategy is to provide an expanding range of convenient, secure and cost-effective electronic commerce services and related products to financial institutions, businesses and their customers. We have designed our services and products to take advantage of opportunities we perceive in light of current trends and our fundamental strategy. The key elements of our business strategy are to:

     - Drive increased adoption of electronic commerce services by consumers. We believe that consumers will move their financial transactions from traditional paper-based methods to electronic transactions if they have an easy-to-access, easy-to-use, secure, compelling and cost-effective method for receiving and paying their bills electronically. We intend to use the broad adoption of the Internet by consumers to encourage the use of our web-based electronic commerce services by our financial institution customers. To further drive demand, we are also providing our services through Internet portals. This strategy should provide consumers with ready access to easy-to-use, cost-effective applications for receiving and paying their bills electronically. As consumers continue to adopt electronic commerce services, financial institutions and billers will see greater efficiencies from providing electronic billing and payment services to their customers. Additionally, we believe that financial institutions and Internet portals that offer electronic banking will experience increased customer retention, have a superior marketing channel, and be able to offer enhanced customer service.

     - Continue to distribute electronic commerce services through multiple channels. We maintain alliances with market-leading companies to achieve deeper market penetration and have begun an initiative to offer our electronic commerce services through Internet portals. To better reach smaller financial institutions, we have entered into distribution agreements with some independent firms that we believe can more efficiently address the needs of this industry segment. Additionally, by making services available to users of PFM software, like Quicken, Microsoft Money and Managing Your Money and of business management software, like QuickBooks, we expand public access to, and awareness of, our services.

     - Focus on customer care and technical support. We believe that providing superior quality and accessible and reliable customer care is essential to establishing and maintaining successful relationships with our customers. We support and service customers through numerous activities, including technical and non-technical support, through help desk, e-mail and facsimile, as well as through service implementation and training. We are enhancing our support of our services through advanced Internet-based communications technologies that enable us to efficiently respond to billing and payment inquiries made by financial institutions, billers and their customers. In anticipation of greater adoption of our electronic commerce services, we are increasing the number of our customer care personnel and focusing on our efficiency in handling customer care inquiries.

     - Continue to improve operational efficiency and effectiveness. We believe that as our business grows and the number of transactions we process increases, we will be able to take advantage of operating efficiencies associated with increased volumes, thereby reducing our costs. Additionally, we expect to derive further operational efficiency and effectiveness by increasing our electronic links with billers, enabling a larger percentage of our consumer transactions to be processed electronically.

     - Drive new forms of electronic commerce services. Our electronic commerce services are currently applied to banking, billing and payment and brokerage transactions. We believe that new applications will be developed as a result of the growth in electronic commerce generally, and Internet-based commerce specifically. We intend to leverage our infrastructure and distribution to address the requirements of consumers and businesses in these new applications.

PRODUCTS AND SERVICES

  Electronic Commerce

     Our electronic commerce services are primarily targeted to consumers through financial institutions and Internet portals. We believe that our services offer significant benefits to financial institutions and Internet portals, including an enhanced electronic relationship with their consumers under which they can market other products and services and, for financial institutions, a lower cost of providing traditional banking and bill payment services. We are continually developing new electronic commerce services and enhancing our existing services for each of our target markets.

     We have arrangements with more than 350 financial institutions through which electronic payment services are provided to their customers. Some of the financial institutions we serve include:

-    Bank of America        -    KeyCorp
-    Bank One               -    Merrill Lynch & Co.
-    Charles Schwab & Co.   -    NationsBank
-    Chase Manhattan Bank   -    Wells Fargo
-    First Union            -    U.S. Bancorp

     Bill Payment and Banking. Our bill payment services enable financial institution customers and direct consumer subscribers to pay bills electronically using a variety of devices such as PCs and touch-tone telephones. Bills paid by consumers using our bill payment services typically include credit card, monthly mortgage and utility bills, but a cornerstone of our services is that we can facilitate electronic payment by consumers to anyone, regardless of whether payment is ultimately made through an electronic or traditional paper method. Consumers can use our services to electronically make any payment from any checking account at any financial institution in the U.S. Recurring bills such as mortgages can be paid automatically and scheduled in advance, as specified by the consumer. As of March 31, 1999, we had nearly 3 million consumers using our bill payment and home banking services.

     We support home electronic banking services for financial institutions and their customers. Among these are balance inquiries, fund transfers, customer service, customer billing and marketing. Our service facilitates on-line reconciliation to PC and web-based account registers, matching cleared items with previously entered transactions.

     Revenues are generated through contracts with individual financial institutions. We typically negotiate with the financial institution an implementation fee, a base monthly fee per customer account on the service provided, and in some cases, a variable per transaction fee which may decrease based on the volume of transactions. Contracts typically have three to five year terms and generally provide for minimum fees if transaction volumes are not met. We utilize direct sales and distribution alliances to market to financial institutions and have the ability to customize services for each institution.

     Billing and Payment. Our electronic billing and payment service permits billers to deliver full-color electronic bills to their customers, together with detailed information and electronic promotional inserts. We also offer the opportunity to market interactively, and to use one-to-one marketing techniques. The recipients can use the service to electronically make the payment. We are marketing the service to be incorporated into our electronic banking and bill payment services. We have entered into a variety of arrangements with financial institutions, Internet portals and billers to provide such services and, in some cases, will share revenue derived from billers with the financial institutions and the Internet portals. We believe that billers could eventually achieve substantial savings by utilizing our billing and payment service, but we believe that an even stronger incentive for billers to present bills electronically is the opportunity our system offers for more effective marketing to customers.

     Business Payments. We facilitate electronic payments for businesses through our offerings of business bill payment and banking and electronic accounts receivable processing services. As we do for consumers, we enable businesses to make payments to anyone. We employ a direct sales force to market the service through banks and others. Our electronic accounts receivable collections for businesses are provided to health and fitness and various other industries, enabling these businesses to collect monthly fees through electronic funds transfer or credit cards. Services are typically provided under contracts for three years with automatic renewals. For providing collection services, businesses pay us implementation fees, transaction fees and credit card discount fees.

  Investment Services

     We offer portfolio management and information services for fee-based money managers and financial planners within investment advisory firms, brokerage firms, banks and insurance companies. Our fee-based money manager clients are typically sponsors or managers of wrap money management products or traditional money managers, who manage investments of institutions and high net worth individuals.

     Our full range of portfolio management services provides our clients with portfolio accounting, tax lot accounting, trade modeling, performance measurement and reconciliation. Our information services and software allow traditional money managers and consultants to allocate client assets, select and benchmark performance of money managers and report on manager performance. Each of these features allows our clients to avoid spending time on these functions and focus on their key business.

     Revenues in our portfolio management services are generated through one-to three-year contracts which provide for monthly revenue on a portfolio basis. Revenue from our information services and software is typically generated through annual license agreements.

     Our integrated outsourced solution utilizes a Unix platform. The system is highly scalable, making us the system of choice for firms managing more than 1,000 portfolios.

  Software

     We are a leading provider of electronic commerce and financial applications software and services for businesses and financial institutions. We design, market, license and support software products for ACH processing, reconciliation and regulatory compliance. In addition, we offer software consulting and remote processing services.

     Our financial application software revenues are derived primarily from the sale of software licenses and software maintenance fees. Our software is sold under perpetual licenses, and maintenance fees are received through renewable agreements. We also receive revenues from project consulting services and remote transaction processing fees.

     In April 1998, we announced our intention to divest ourselves of many of our software products and businesses. By September 1998, we sold our item processing, wire transfer and cash management, leasing, mortgage, and imaging software products and businesses.

     Our retained software products provide systems that range from back office operations to front-end interface with the clients of our customers. Applications include ACH origination and processing reconciliation, regulatory compliance and safe deposit box accounting.

     ACH. The ACH network was developed in the 1970s to permit the electronic transfer of funds, curtailing the growth in the number of paper checks in circulation. The ACH network acts as the clearing facility for routing electronic funds transfer entries between financial institutions. All ACH transfers are handled in a standard format established through the National Automated Clearing House Association. More than 15,000 financial institutions participate in the ACH system. There are 31 Automated Clearinghouses, which geographically coincide with the twelve Federal Reserve Banks, their branches and processing centers. Our electronic funds transfer products are interrelated and may be used by either businesses or financial institutions depending on the services they offer their customers and employees.

     We developed the Paperless Entry Processing System Plus, or PEP+, the most widely used, comprehensive ACH processing system in the United States. PEP+ is an on-line, real-time system providing an operational interface for originating and receiving electronic payments through the ACH.

     Reconciliation. Our reconciliation products provide U.S. banks, international banks and corporate treasury operations with automated check and non-check reconciliations in high volume, multi-location environments. These systems are often tailored so that banks and multi-bank holding companies may deliver reconciliation services meeting the specific needs of corporate customers. Those reconciliation products are also designed for non-banking corporations that perform account reconciliation in-house as well as companies with many branch locations. Services provided by our reconciliation products include:

     - Automated deposit verification;

     - Consolidated bank account reconciliations and cash mobilization;

     - Immediate and accurate funds availability data; and

     - Improved cash control.

     In 1995, we introduced RECON-PLUS for Windows, a client/server based reconciliation system. RECON-PLUS for Windows is most frequently used for internal reconciliation by large businesses, financial service firms, and utilities, including the reconciliation of debit and credit card transactions, checks, ATM transactions, ACH transfers and securities transactions.

     Our Account Reconciliation Package, or ARP, is one of the most widely used account reconciliation systems in the U.S. banking industry. The ARP/Service Management System, or ARP/SMS, developed in 1995 to replace and augment the existing ARP package, is a fully integrated on-line and real time system that enables banks to immediately process their customer transactions to produce accurate, timely reconciliations while streamlining back-office processes. ARP/SMS also groups accounts across banks within bank holding companies and allows banks to streamline their operations by reconciling their intra-bank transactions.

     Other Software Products. We also offer software products and services dealing with safe box accounting and compliance with government regulations.

     Licenses. We generally grant non-exclusive, non-transferable perpetual licenses to use our application software at a single site. Our standard license agreements contain provisions designed to prevent disclosure and unauthorized use of our software. License fees vary according to a number of factors, including the types and levels of services we provide. Multiple site licenses are available for an additional fee. In our license agreements, we generally warrant that our products will function in accordance with the specifications set forth in our product documentation. A significant portion of the license fee payable under our standard license agreement is due upon the delivery of the product documentation and software to the customer, with the balance of the license fee due upon installation. The standard license fee for most products covers the installation of our software and maintenance for the first three to twelve months.

     Maintenance and Support. Maintenance includes enhancements to our software. Customers who obtain maintenance generally retain maintenance service from year to year. To complement customer support, we frequently participate in user groups with our customers. These groups exchange ideas and techniques for using our products and provide a forum for customers to make suggestions for product acquisition, development and enhancement.

COMPETITION

  Electronic Commerce

     Portions of the electronic commerce market are becoming increasingly competitive. We face significant competition in all of our customer markets. A number of banks have developed, and others may in the future develop, home banking services in-house. A number of relatively small companies, such as Travelers Express, recently acquired by Marshall & Ilsley Bank Inc., compete with us in electronic bill payment. Additionally, TransPoint LLC, a joint venture among Microsoft Corporation, First Data Corporation and Citibank N.A., competes aggressively with us in the area of electronic billing and payment. TransPoint has announced its own agreements with financial institutions to offer on-line home banking and electronic billing and payment to consumers. We also compete for business bill payment customers with ACI and Deluxe Data, which provide ACH processing.

     Because the electronic commerce industry is expected to grow substantially in the coming years, we anticipate continued strong competition, but we believe that the increased attention and credibility such competition will bring to the industry may broaden the market and increase the percentage of financial transactions which are effected by electronic means.

  Investment Services

     Competition for portfolio services includes two main segments. We compete with providers of portfolio accounting software, including Advent Software, and PORTIA (a division of Thomson Financial). We also compete with service bureau providers such as Shaw Data (a SunGard Company) and FMC Service Bureau.

  Software

     The computer application software industry is highly competitive. In the financial applications software market, we compete directly or indirectly with a number of firms, including large diversified computer software service companies and independent suppliers of software products. We believe there is at least one direct competitor for most of our software products, but no competitor competes with us in all of our software product areas.

     Our product lines also have numerous competitors. The RECON-PLUS product competes with Chesapeake, Driscoll and Geac.

     We believe that the major factors affecting customer decisions in our market, in addition to price, are product availability, flexibility, the comprehensiveness of offered products, and the availability and quality of product maintenance, customer support and training. Our ability to compete successfully also requires that we continue to develop and maintain software products and respond to regulatory change and technological advances. We believe that we currently compete favorably in the marketplace with respect to these criteria. See "Risk Factors -- Competitive pressures we face may have a material adverse effect on us."

SALES, MARKETING AND DISTRIBUTION

     Our sales, marketing and distribution efforts are designed to maximize access to potential customers. We market and support our services both directly and indirectly through a direct sales and technical sales support force of over 100 employees and, to achieve deeper market penetration, through select distribution alliances with companies which are involved in our target customer markets. In order to foster a better understanding of the needs of our larger bank customers, and to help us respond to identified needs, we employ a number of account managers assigned to specific banks. We solicit billers for our electronic billing and payment services through a regionally assigned sales force.

     In the electronic commerce segment, we offer our services and related products to the nation's largest financial institutions directly through our sales force, and market to smaller institutions through strategic alliances with companies such as EDS, Fiserv, FiTech, Alltel and Gold Leaf. We currently offer substantially all of our services and related products only to the domestic marketplace.

     Recently, we announced our initiative to offer our electronic commerce services through Internet portals. We believe that these Internet portals will enhance and speed up the rate of adoption of electronic commerce services by consumers. Additionally, the distribution of electronic home banking and electronic consumer and business billing and payment services is widened though inclusion or access through front-end personal financial management software, such as Quicken, Microsoft Money and Managing Your Money.

     We market investment services through our direct sales force. We generate new customers through direct solicitation, user groups and advertisements. We also participate in trade shows and sponsor industry seminars for distribution alliances.

     We market financial application software products through our direct sales force and through indirect sales through Alltel banking services. Salespersons have specific product responsibility and receive support from technical personnel as needed. We generate new customers through direct solicitations, user groups, advertisements, direct mail campaigns and strategic alliances. We also participate in trade shows and sponsor industry technology seminars for prospective customers. Existing customers are often candidates for sales of additional products or for enhancements to products they have already purchased.

     An element of our strategy is the creation and maintenance of distribution alliances that maximize access to potential customers for our electronic commerce services and related products. We believe that these partnerships enable us to offer services and related products to a larger customer base than can be reached through stand-alone marketing efforts. We seek distribution alliance partners who have maximum penetration and leading reputations for quality with our target customers. To date, we have entered into or are negotiating distribution alliances with several companies, including AT&T, Alltel, EDS, Fiserv, FiTech, Five Paces, and Home Financial Network. We also have arrangements with MicroBank for RECON-PLUS for Windows. On October 29, 1997, we entered into a 10-year processing partnership with Integrion Financial Network, L.L.C. to provide financial institutions with a fully integrated, end-to-end, cost effective electronic billing and payment processing service employing Integrion's Gold Message Standard for Electronic Commerce, its Interactive Financial Services platform and our processing infrastructure. For more detailed information concerning the Integrion partnership, please refer to our Form 8-K filed on November 12, 1997.

     One of the ramifications of this strategy is that we do not, for the most part, have a direct relationship with the end-users of our products. See "Risk Factors -- We rely on third parties to distribute our electronic commerce services, which may not result in widespread adoption."

CUSTOMER CARE AND TECHNICAL SUPPORT

     The provision of high quality customer care, technical support and operations is an integral component of our strategy in each business segment. To meet customers' needs most efficiently, our customer care staff is organized into vertical teams that support each of our business segments. These teams, however, share common resources, training and orientation to ensure cost efficiency and consistency of quality standards and measures. From an accessibility standpoint, all customer care teams provide service by

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

phone, e-mail and facsimile. Through advanced communications technology, we have a virtual call center enabling incoming calls to be transparently routed to various physical support sites as volume demands dictate. An important driver of our profit margins is the percentage of transactions we complete electronically. Experience has shown that the demand on customer care resources reduces substantially as the percentage of electronic remittances grows. We have long been a leader in electronic remittance, and our merchant systems group continually establishes and maintains electronic links directly to the internal systems of payees.

     The level and types of services we provide vary by customer market. The customer care group, consisting of more than 575 employees, supports payment inquiry, customer service and technical support and interfaces with the merchant systems group to improve posting efficiencies. Representatives in our business customer care group are individually assigned to business customers in order to provide high level customer service and technical support. Our retail services customer care group provides various levels of support that depend upon the customer's requirements. This includes providing direct customer care on a private label basis as well as research and support.

     To maintain our customer care standards, we employ extensive internal monitoring systems and conduct ongoing customer surveys. The feedback from these sources is used to identify areas of strength and opportunities for improvement in customer care and to aid in adjusting resources to a level commensurate with efficient response.

REMITTANCES

     Payment Systems. Across our various electronic commerce service offerings, we utilize the Federal Reserve's ACH for electronic funds transfers, and the conventional paper check clearing systems for settlement of payments by check or draft. Like other users of these payment clearance systems, we access these systems through contractual arrangements with processing banks. For access to conventional paper check clearing systems, we do not need a special contractual relationship, except for contractual relationships with the processing bank and its customers. Such users are subject to applicable federal and state laws and regulations, Federal Reserve Bank operating letters, and the National Automated Clearing House Association Operating Rules. There are risks typically faced by companies utilizing each of these payment clearance systems, and we have our own set of operating procedures and proprietary risk management systems and practices to mitigate credit-related risks. See "Risk Factors -- The transactions we process expose us to credit risks" and "Risk Factors -- Our business could become subject to increased government regulation, which could make our business more expensive to operate."

     ACH. The ACH is used by banks, corporations and governmental entities for electronic settlement of transactions, direct deposits of payroll and government benefits and payment of bills like mortgages, utility payments and loans. We use the ACH to execute some of our customers' payment instructions. Like other users of the ACH, we bear credit risk resulting from returned transactions caused by insufficient funds, stop payment orders, closed accounts, frozen accounts, unauthorized use, disputes, theft or fraud. See "Risk Factors -- The transactions we process expose us to credit risks" and "Risk Factors -- Our business could become subject to increased government regulation, which could make our business more expensive to operate."

     Paper Drafts. We use conventional check clearance methods for paper drafts to execute some customers' payment instructions. We bear no credit risk with paper drafts written on a customer's checking account returned for insufficient funds, stop payment orders, closed accounts or frozen accounts. Nonetheless, we may bear other risks for theft or fraud associated with paper drafts due to unauthorized use of our services. When a customer instructs us to pay a bill, we have the ability to process the payment either by electronic funds transfer or by paper draft, drawn on the customer's checking account, on which the customer's pre-authorized signature is laser imprinted. We manage the risk we assume by adjusting the mix of electronic and paper draft transactions in individual cases and overall. Regardless of whether we use paper drafts or electronic funds transfers, we retain all risks associated with transmission errors when we are unable to have erroneously transmitted funds returned by an unintended recipient.

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

     Other Clearance Systems. While we presently utilize the two principal payment clearance systems, we intend to use other clearance systems such as ATM networks to provide balance inquiry and fund transfers functions, and other clearance systems that may develop in the future.

     Risk Mitigation. Our patented bill payment processing system (U.S. Letters Patent No. 5,383,113, issued on January 17, 1995) determines the preferred method of payment to balance processing costs, operational efficiencies and risk of loss. We manage our risks associated with the use of the various payment clearance systems through risk management systems, internal controls and system security. We also maintain a reserve for such risks, which reserve was $1.6 million at April 30, 1999, and we have not incurred losses in excess of 0.76% of our revenues in any of the past five years. As further protection against losses due to transmission errors, we maintain errors and omissions insurance. See "Risk Factors -- The transactions we process expose us to credit risks" and "Risk Factors -- We may be unable to protect our proprietary technology, permitting competitors to duplicate our products and services."

TECHNOLOGY

     Our historical approach to technology has been to utilize a combination of hardware, networks, proprietary software and databases to solve our customer needs and to meet the varying requirements of the electronic commerce market.

     Electronic Commerce. Our core technology capabilities were developed to handle settlement services, merchant database services and on-line inquiry services on a traditional mainframe system with direct bi-synchronous communications to businesses.

     We have implemented a logical, nationwide client-server system. Consumer, business and financial institution customers all act as clients communicating across dial-up telephone lines, private leased lines, a private X.25 network, a frame relay network or the Internet to our computing complex in Norcross, Georgia. Within this complex, there is a wide variety of application servers which capture transactions and route them to our back-end banking, billing and payment applications for processing. The back-end applications are run on either IBM mainframes, Tandems or Unix servers.

     We have developed proprietary databases within our client-server system, including a financial institution file that allows accurate editing and origination of ACH and paper transactions to financial institutions. We have also developed a merchant information file consisting of over one million companies that allows accurate editing and initiation of payments to billers. These databases have been constructed over the past 15 years as a result of our transaction processing experience.

     Platform Integration: The Genesis Project. In 1998, we integrated the existing legacy data processing sites and platforms operated in Columbus, Ohio, Aurora, Illinois, and Austin, Texas, into our central processing site at our headquarters in Norcross, Georgia. We are currently migrating our customers to the new Genesis Platform from these three legacy platforms. We have designated this integration the Genesis Project. The integration has required the acquisition of, and investment in, extensive hardware and in operating and system software, as well as extensive communications links and systems. The Genesis Project requires substantial engineering and development of proprietary software. Redundancy, anomaly monitoring, and off-site backup and recovery systems are planned as a part of the project. See "Risk Factors -- We may experience breakdowns in our payment processing system that could damage customer relations and expose us to liability."

     Significant numbers of high-level employees have been and will be hired to facilitate the accomplishment of the Genesis Project, and to manage the integrated site. We intend to operate the legacy platforms without substantial disruption until all of our customers have been migrated to the Genesis Platform. To date, over 600,000 of our nearly 3 million customers have been migrated to the Genesis Platform. Nonetheless, because of the magnitude of the project, and an aggressive schedule, no assurance can be given that the project will be completed on time or successfully. See "Risk Factors -- We may experience software defects and development delays, damaging customer relations, decreasing our potential profitability and exposing us to liability."

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

     Redundancy and Back-up Systems. We believe that we have implemented appropriate back-up and recovery procedures to ensure against any loss of data on any platform. To maximize availability, we have redundant computer systems to ensure that financial transaction requests can always be honored. Archival storage is kept on site as well as off site in fireproof facilities. Diesel generators provide power to the computing facilities in the event of a power disruption.

     Our operations are dependent on our ability to protect our computer equipment against damage from fire, earthquake, power loss, telecommunications failure or similar event. Although we have contracted for the emergency provision of an alternate site to aid in disaster recovery, this measure will not eliminate the significant risk to our operations from a natural disaster or system failure. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, operating results and financial condition. Our property and business interruption insurance may not be adequate to compensate us for all losses that may occur. See "Risk Factors -- We may experience breakdowns in our payment processing system that could damage customer relations and expose us to liability."

     Financial Application Software. Our financial application suite of software products offers a wide range of software addressing both end user access and back room operational systems located in the customer data centers. Every effort is taken to insure that each system is targeted for the appropriate platform to optimize the characteristics of available technology with the business requirements of each application and its market.

     Investment Services. Investment Services employs advanced technology for its portfolio management services and utilizes IBM RS/6000's to process the portfolio management software. Services are provided primarily as a service bureau offering with the data center residing at our Chicago office. This data center functions seven days a week, twenty-four hours a day. Clients can obtain access from their PCs either through a dedicated circuit or through dial-up applications. The Chicago data center is the communication center for more than 70 dedicated links together with four concentration hub sites located in New Jersey, New York, Boston and San Diego. Each of these hub sites supports the concentration of local dedicated links plus dial-up access. In addition to the dedicated private network, clients use frame relay services from several companies to access services.

RESEARCH AND DEVELOPMENT

     We maintain a research and development group with a long-term perspective of planning and developing new services and related products for the electronic commerce, financial application software and investment services markets. We have established the following guidelines for pursuing the development of new services:

     - Distinctive benefits to customers;

     - Ability to establish a leadership position in the market served;

     - Sustainable technological advantages; and

     - First to market.

     We believe that in the emerging electronic commerce market it will be critical to rapidly develop, test and offer new services and enhancements. To that end, our goal for the time period from conceptualization to commercial availability of new services is less than one year. As of April 30, 1999, our research and development group consisted of approximately 230 employees. Additionally, we use independent third party software development contractors as needed. We spent 19.4% of revenues during the six-month transition period ended June 30, 1996, 18.6% of revenues during the fiscal year ended June 30, 1997, 15.5% of revenues during the fiscal year ended June 30, 1998, and 9.2% of revenues during the nine months ended March 31, 1999 on research and development. These research and development expenses have been reduced for capitalized software development costs of $1.3 million in the six-month transition period ended June 30, 1996, none in the fiscal year ended June 30, 1997, $0.7 million in the fiscal year ended June 30,

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

1998 and $5.1 million in the nine months ended March 31, 1999. We anticipate that we will continue to commit substantial resources to research and development activities for the foreseeable future.

GOVERNMENT REGULATION

     We believe that we are not required to be licensed by the OCC, the Federal Reserve Board, or other federal or state agencies that regulate or monitor banks or other types of providers of electronic commerce services. The OCC, however, periodically audits us, since we are a supplier of products and services to financial institutions. There can be no assurance that a federal or state agency will not attempt to regulate us, which could impede our ability to do business in the regulator's jurisdiction. A number of states have legislation regulating or licensing check sellers, money transmitters or service providers to banks, and we have registered under such legislation in specific instances. We do not believe that any state or federal legislation of this type materially affects us. In addition, through our processing agreements, we agree to comply with the data, recordkeeping, processing, and other requirements of applicable federal and state laws and regulations, Federal Reserve Bank operating letters, and the National Automated Clearing House Association Operating Rules imposed on our processing banks. We may be subject to audit or examination under any of these requirements. Violations of these requirements could limit or further restrict our access to the payment clearance systems or our ability to obtain access to such systems from banks. Further, the Federal Reserve rules provide that we can only access the Federal Reserve's ACH through a bank. If the Federal Reserve rules were to change to further restrict our access to the ACH or limit our ability to provide ACH transaction processing services, our business could be materially adversely affected.

     In conducting various aspects of our business, we are subject to laws and regulations relating to commercial transactions generally, such as the Uniform Commercial Code, and are also subject to the electronic funds transfer rules embodied in Regulation E, promulgated by the Federal Reserve Board. The Federal Reserve's Regulation E implements the Electronic Fund Transfer Act, which was enacted in 1978. Regulation E protects consumers engaging in electronic transfers, and sets forth basic rights, liabilities, and responsibilities of consumers who use electronic money transfer services and of financial institutions that offer these services. For us, Regulation E sets forth disclosure and investigative procedures. For consumers, Regulation E establishes procedures and time periods for reporting unauthorized use of electronic money transfer services and limitations on the consumer's liability if the notification procedures are followed within prescribed periods. Such limitations on the consumer's liability may result in liability to us.

     Given the expansion of the electronic commerce market, it is possible that the Federal Reserve might revise Regulation E or adopt new rules for electronic funds transfer affecting users other than consumers. Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market, and it is possible that Congress or individual states could enact laws regulating the electronic commerce market. If enacted, such laws, rules, and regulations could be imposed on our business and industry and could have a material adverse effect on our business, operating results and financial condition.

EMPLOYEES

     As of April 30, 1999, we employed 1,794 full-time employees, including 340 in systems and development (including software development), 575 in customer care, and 200 in administration, financial control, corporate services, and human resources. We are not a party to any collective bargaining agreement and are not aware of any efforts to unionize our employees. We believe that our relations with our employees are good. We believe our future success and growth will depend in large measure upon our ability to attract and retain qualified technical, management, marketing, business development and sales personnel.

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

                                   MANAGEMENT

     The following table sets forth information concerning our directors, executive officers and key employees.

                    NAME                       AGE                       POSITION
                    ----                       ---                       --------
Peter J. Kight...............................  43    Chairman and Chief Executive Officer
Mark A. Johnson..............................  46    Vice Chairman, Corporate Development and Director
William P. Boardman..........................  57    Director
George R. Manser.............................  68    Director
Eugene F. Quinn..............................  45    Director
Jeffrey M. Wilkins...........................  54    Director
Peter F. Sinisgalli..........................  43    President
Allen L. Shulman.............................  50    Executive Vice President, Chief Financial
                                                       Officer, and General Counsel
Lynn D. Busing...............................  47    Executive Vice President, Account Management
James S. Douglass............................  33    Executive Vice President, Mergers and
                                                       Acquisitions
Sean E. Feeney...............................  41    President, Software Division and Executive Vice
                                                       President, Sales
Ravi Ganesan.................................  33    Executive Vice President and Chief Technology
                                                       Officer
Matthew S. Lewis.............................  33    Senior Vice President, Electronic Commerce
                                                       Product Management and Marketing
John J. Limbert..............................  51    Executive Vice President, Customer Operations
Gary A. Luoma, Jr............................  42    Vice President, Chief Accounting Officer and
                                                       Assistant Secretary
Curtis A. Loveland...........................  52    Secretary
Keven M. Madsen..............................  39    Vice President and Treasurer
Randal A. McCoy..............................  36    Senior Vice President, Electronic Commerce
                                                       Development
Terrie O'Hanlon..............................  37    Senior Vice President, Communications and Media
                                                       Relations
Stephen Olsen................................  39    Senior Vice President and Chief Information
                                                       Officer
Harley J. Ostis..............................  42    Senior Vice President, Human Resources
Francis X. Polashock.........................  44    Executive Vice President and General Manager,
                                                       Investment Services Division
Glen Sarvady.................................  36    Vice President, Financial Planning and Analysis

     Peter J. Kight, our founder, has served as Chairman and Chief Executive Officer since 1981. He also serves as Chairman and Chief Executive Officer of CheckFree Corporation and as President of CheckFree Investment Corporation and CheckFree Management Corporation. From 1997 to 1999, Mr. Kight served as President of CheckFree Holdings Corporation and, from 1981 to 1999, he served as President of CheckFree Corporation. Mr. Kight is a Director of Metatec Corporation, a publicly-held company that distributes information utilizing CD-ROM technology.

     Mark A. Johnson has served as Vice Chairman, Corporate Development since May 1997. He has been a Director since 1983. Mr. Johnson also serves as Executive Vice President of CheckFree Corporation, CheckFree Investment Corporation and CheckFree Management Corporation. Mr. Johnson served as Executive Vice President, Business Development from 1993 to 1997, as Treasurer from 1993 to 1996, as Senior Vice President from 1991 to 1993, and as a Vice President from 1982 to 1991. Mr. Johnson is a Director of Claris Corporation (formerly SQL Financials International, Inc.), a publicly-held company that develops, markets and supports client/server financial software applications.

     William P. Boardman has served as a Director since July 1996. Mr. Boardman has been an officer of Bank One Corporation since 1984 and is currently Senior Executive Vice President.

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

     George R. Manser has served as a Director since 1983. In 1998, Mr. Manser became the Director of Corporate Finance for Uniglobe Travel (USA), L.L.C., which franchises travel agencies throughout the United States. Since July 1994, Mr. Manser has served as Chairman of Uniglobe Travel (Capital Cities) Inc., which is the predecessor of Uniglobe and current holding company of Uniglobe. From 1985 to 1994, he served as Chairman of North American National Corporation, a life insurance holding company. Mr. Manser is a Director of Cardinal Health Inc., a publicly-held wholesale drug distributor, State Auto Financial Corporation, a publicly-held insurance company, AmeriLink Corporation, a publicly-held cabling services company, and Hallmark Financial Services, Inc., a publicly-held insurance services company. He is also an Advisory Director to the Corporate Finance Department of J.C. Bradford & Co., a NASD broker-dealer.

     Eugene F. Quinn has served as a Director since 1994. Mr. Quinn is a principal of Confluence Capital, a private investment firm. From March 1997 to April 1999, Mr. Quinn has served as Senior Vice President for Online and Interactive Services at MTV Networks, a division of Viacom, Inc. From 1984 to 1997, Mr. Quinn served as a senior executive at Tribune Company and its Chicago Tribune subsidiary.

     Jeffrey M. Wilkins has served as a Director since 1990. Since August 1989, Mr. Wilkins has served as Chairman and Chief Executive Officer of Metatec Corporation, a publicly-held company which distributes information utilizing CD-ROM technology.

     Peter F. Sinisgalli has served as President since May 1999. He also has served as President of CheckFree Corporation since May 1999 and as Chief Operating Officer of CheckFree Corporation since November 1996. From 1994 to 1996, Mr. Sinisgalli was Executive Vice President and Chief Financial Officer of Dun & Bradstreet Software. From 1993 to 1994, Mr. Sinisgalli was Senior Vice President -- Group Finance of Dun & Bradstreet Corporation. From 1990 to 1992, Mr. Sinisgalli held various positions with Nielson Media Research, a division of Dun & Bradstreet Corporation.

     Allen L. Shulman has served as Executive Vice President and Chief Financial Officer since August 1998 and as General Counsel since May 1997. From May 1997 to August 1998, he also served as our Senior Vice President. Mr. Shulman also serves as Executive Vice President and Treasurer of CheckFree Management Corporation. Immediately prior to joining us, Mr. Shulman was the managing attorney for the Atlanta office of Horvath & Lieber, P.C. From 1983 to 1996, Mr. Shulman was General Counsel and Chief Financial Officer for United Refrigerated Services, Inc.

     Lynn D. Busing has served as Executive Vice President, Account Management since February of 1996. Mr. Busing was Senior Vice President of Servantis Systems Holdings, Inc. from 1993 to 1996. From 1987 to 1993, Mr. Busing held various management positions with Digital Equipment Corporation.

     James S. Douglass has served as Executive Vice President, Mergers and Acquisitions since August 1998. From September 1996 to August 1998, he served as our Executive Vice President and Chief Financial Officer. From 1994 to 1996, Mr. Douglass was Vice President -- Corporate Controller and Chief Accounting Officer for Medaphis Corporation. From 1988 to 1994, Mr. Douglass served in various capacities with KPMG Peat Marwick LLP, finally as senior manager.

     Sean E. Feeney has served as President, Software Division and Executive Vice President, Sales since May 1998. From February 1997 to May 1998, he served as served as our Executive Vice President, Software Solutions. During 1996, Mr. Feeney served as Vice President, North America Channels and General Manager for Dun & Bradstreet Software. From 1990 to 1995, Mr. Feeney held various sales positions with Dun & Bradstreet.

     Ravi Ganesan has served as Executive Vice President and Chief Technology Officer since January 1997. From 1990 to 1997, Mr. Ganesan held various positions with Bell Atlantic, including Vice President, Distributed Operations & Information Technology from 1995 to 1997.

     Matthew S. Lewis has served as Senior Vice President, Electronic Commerce Product Management and Marketing since January 1998. From March 1996 to December 1997, Mr. Lewis served as Vice President, Corporate Strategy and Communications for CheckFree Corporation. From 1988 to 1996,

Mr. Lewis held various positions at BankSouth Corporation including Vice President, Corporate Affairs, Director of Compliance, and Director of Communications and Manager of Public Relations.

     John J. Limbert has served as Executive Vice President, Customer Operations since May 1998. From 1977 to 1997, Mr. Limbert was employed at Banc One Corporation in various capacities, most recently as the head of its Eastern Region Consumer Banks.

     Gary A. Luoma, Jr. has served as Vice President, Chief Accounting Officer and Assistant Secretary since April 1997. From 1995 to 1997, Mr. Luoma served as Vice President of Finance, Americas Operations and Assistant Secretary and, from 1990 to 1995, as Director of Finance, Planning and Analysis at Dun & Bradstreet Software. From 1983 to 1990, Mr. Luoma held various financial positions with the American Security Group, including Assistant Treasurer, Assistant Controller and Internal Audit Manager. From 1980 to 1983, Mr. Luoma served as a Certified Public Accountant on the audit staff of Ernst & Whinney.

     Curtis A. Loveland has served as Secretary since 1983. Mr. Loveland has been associated with the law firm of Porter, Wright, Morris & Arthur LLP since 1973 and a partner since 1979.

     Keven M. Madsen has served as Vice President and Treasurer since July 1998. From 1996 to 1998, Mr. Madsen served as Director of Tax & Treasury and Assistant Treasurer of CheckFree Corporation. From 1990 to 1996, Mr. Madsen served as Manager of Corporate Tax and Treasury for Dun & Bradstreet Software. Prior to 1990, Mr. Madsen was a Certified Public Accountant in the audit and tax divisions of Arthur Andersen & Co.

     Randal A. McCoy has served as Senior Vice President, Electronic Commerce Development since February 1998. From May 1997 to February 1998, Mr. McCoy served as Vice President, Genesis Platform Development of CheckFree Corporation. From 1990 to 1997, Mr. McCoy was Vice President, Corporate Banking Development at Servantis Systems, Inc. Prior to that, Mr. McCoy worked as a large systems architect at BellSouth Corporation.

     Terrie O'Hanlon has served as Senior Vice President, Communications and Media Relations since June 1998. From 1997 to 1998, Ms. O'Hanlon served as Vice President, Corporate Communications at Medaphis Corporation. From 1995 to 1997, Ms. O'Hanlon was Corporate Communications Director of Dun & Bradstreet Software. From 1990 to 1995, Ms. O'Hanlon served as Vice President of Crescent Communications.

     Stephen Olsen has served as Senior Vice President and Chief Information Officer since March 1997. From 1996 to 1997, Mr. Olsen served as Vice President, Chief Information Officer of Geac Computer Corporation. From 1990 to 1996, Mr. Olsen served as Vice President, Chief Information Officer of Dun & Bradstreet Software.

     Harley J. Ostis has served as Senior Vice President, Human Resources since January 1999. From 1981 to 1999, Mr. Ostis held various positions with Harris Corporation, most recently as Vice President, Human Resources and Quality for Lanier Worldwide, a division of Harris Corporation.

     Francis X. Polashock has served as Executive Vice President and General Manager, Investment Services Division since May 1997. From 1981 to 1993, Mr. Polashock held several management positions within Dun & Bradstreet Corporation, most recently as General Manager of Asia Pacific and Latin America. From 1993 to May 1997 Mr. Polashock was involved with several entrepreneurial ventures targeted at the Chinese marketplace.

     Glen Sarvady has served as Vice President, Financial Planning and Analysis since August 1998. From 1997 to 1998, Mr. Sarvady served as Vice President, Business Development of CheckFree Corporation. From 1988 to 1997, Mr. Sarvady held a variety of financial management positions with Dun & Bradstreet Corporation, most recently as Vice President, Finance of Dun & Bradstreet Software.

                              SELLING STOCKHOLDERS

     The table below presents the following information about the number of shares of our common stock that is owned by each selling stockholder:

     - The number of shares that each selling stockholder owns as of the date of the prospectus, including all shares beneficially owned and all options to purchase shares of common stock held, whether or not deemed to be beneficially owned;

     - The percentage of the outstanding shares of our common stock that each selling stockholder beneficially owns prior to the offering;

     - The number of shares that each selling stockholder is offering under this prospectus;

     - The number of shares that each selling stockholder will own after the completion of this offering, including all shares that will be beneficially owned and all options to purchase shares of common stock that will be held whether or not deemed to be beneficially owned, after the completion of this offering; and

     - The percentage of the outstanding shares of our common stock that each selling stockholder will beneficially own after the completion of the offering.

                                                                                        SHARES OWNED AFTER
                                              SHARES OWNED PRIOR TO                            THIS
                                                 THIS OFFERING(1)                           OFFERING(1)
                                              ----------------------                    -------------------
SELLING STOCKHOLDERS                            NUMBER      PERCENT    SHARES OFFERED    NUMBER     PERCENT
--------------------                          -----------   --------   --------------   ---------   -------
Peter J. Kight(2)...........................   7,224,017      13.0%        654,578      6,569,439     11.2%
Mark A. Johnson(3)..........................   1,609,691       3.0%         70,000      1,539,691      2.7%
Peter F. Sinisgalli(4)......................     312,814         *          75,000        237,814        *
Ravi Ganesan(5).............................     260,874         *          47,789        213,085        *
KeyCorp N.A. (6)............................     150,000         *         150,000              0        *
James S. Douglass(7)........................     148,479         *          42,504        105,975        *
Lynn D. Busing(8)...........................     146,681         *          25,000        121,681        *
Sean E. Feeney(9)...........................     135,434         *          26,881        108,553        *
Frank X. Polashock(10)......................     132,727         *           2,727        130,000        *
Allen L. Shulman(11)........................     106,921         *          11,921         95,000        *
Randal A. McCoy(12).........................      98,156         *           3,500         94,656        *
Stephen Olsen(13)...........................      92,831         *           7,500         85,331        *
Eugene F. Quinn(14).........................      48,785         *          20,000         28,785        *
Curtis A. Loveland(15)......................      35,614         *          10,000         25,614        *
Gary A. Luoma, Jr.(16)......................      14,896         *           2,600         12,296        *

---------------

  * Represents beneficial ownership of less than 1% of the our outstanding common stock.

 (1) The numbers of shares listed in these columns include all shares beneficially owned and all options to purchase shares held, whether or not deemed to be beneficially owned, by each selling stockholder. The ownership percentages listed in these columns include only shares beneficially owned by the listed selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the percentage of shares beneficially owned by a selling stockholder, shares of common stock subject to options held by that selling stockholder that are exercisable now or within 60 days after May 28, 1999 are deemed outstanding, although those shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The ownership percentages are calculated assuming that (a) 51,727,613 shares of common stock were outstanding immediately prior to the offering and (b) 54,481,767 shares of common stock will be outstanding after the offering.
 (2) Prior to giving effect to the offering, Mr. Kight holds 6,196,877 shares of common stock, options exercisable within 60 days after May 28, 1999 for 626,741 shares of common stock and unvested options to purchase 400,399 shares of common stock. After giving effect to the offering, Mr. Kight will hold 5,542,299 shares of common stock, options exercisable within 60 days of May 28, 1999 for 626,741 shares of common stock and unvested options to purchase 400,399 shares of common stock.
 (3) Prior to giving effect to the offering, Mr. Johnson holds 1,527,844 shares of common stock, options exercisable within 60 days after May 28, 1999 for 29,495 shares of common stock and unvested options to purchase 52,352 shares of common stock. After giving effect to the offering, Mr. Johnson will hold 1,457,844 shares of common stock, options exercisable within 60 days of May 28, 1999 for 29,495 shares of common stock and unvested options to purchase 52,352 shares of common stock.
 (4) Prior to giving effect to the offering, Mr. Sinisgalli holds 4,441 shares of common stock, options exercisable within 60 days after May 28, 1999 for 88,249 shares of common stock and unvested options to purchase 220,124 shares of common stock. After giving effect to the offering, Mr. Sinisgalli will hold 4,441 shares of common stock, options exercisable within 60 days of May 28, 1999 for 13,249 shares of common stock and unvested options to purchase 220,124 shares of common stock.
 (5) Prior to giving effect to the offering, Mr. Ganesan holds 1,620 shares of common stock and options exercisable within 60 days after May 28, 1999 for 46,169 shares of common stock and unvested options to purchase 213,085 shares of common stock. After giving effect to the offering, Mr. Ganesan will hold unvested options to purchase 213,085 shares of common stock.
 (6) Prior to giving effect to the offering, KeyCorp N.A., which is a member of Integrion Financial Network, L.L.C., one of our strategic partners, holds exercisable warrants to purchase 150,000 shares of common stock. After giving effect to the offering, KeyCorp N.A. will not hold any shares of common stock or warrants to purchase shares of common stock.
 (7) Prior to giving effect to the offering, Mr. Douglass holds 723 shares of common stock, options exercisable within 60 days after May 28, 1999 for 42,504 shares of common stock and unvested options to purchase 105,252 shares of common stock. After giving effect to the offering, Mr. Douglass will hold 723 shares of common stock and unvested options to purchase 105,252 shares of common stock.
 (8) Prior to giving effect to the offering, Mr. Busing holds 22,827 shares of common stock, options exercisable within 60 days after May 28, 1999 for 29,337 shares of common stock and unvested options to purchase 94,517 shares of common stock. After giving effect to the offering, Mr. Busing will hold 22,827 shares of common stock, options exercisable within 60 days of May 28, 1999 for 4,337 shares of common stock and unvested options to purchase 94,517 shares of common stock.
 (9) Prior to giving effect to the offering, Mr. Feeney holds 1,112 shares of common stock, options exercisable within 60 days after May 28, 1999 for 26,881 shares of common stock and unvested options to purchase 107,441 shares of common stock. After giving effect to the offering, Mr. Feeney will hold 1,112 shares of common stock and unvested options to purchase 107,441 shares of common stock.
(10) Prior to giving effect to the offering, Mr. Polashock holds 2,727 shares of common stock and unvested options to purchased 130,000 shares of common stock. After giving effect to the offering, Mr. Polashock will hold unvested options to purchase 130,000 shares of common stock.
(11) Prior to giving effect to the offering, Mr. Shulman holds 1,921 shares of common stock, options exercisable within 60 days after May 28, 1999 for 10,000 shares of common stock and unvested options to purchase 95,000 shares of common stock. After giving effect to the offering, Mr. Shulman will hold unvested options to purchase 95,000 shares of common stock.
(12) Prior to giving effect to the offering, Mr. McCoy holds 2,027 shares of common stock, options exercisable within 60 days after May 28, 1999 for 6,429 shares of common stock and unvested options to purchase 89,700 shares of common stock. After giving effect to the offering, Mr. McCoy will hold 2,027 shares of common stock, options exercisable within 60 days of May 28, 1999 for 2,929 shares of common stock and unvested options to purchase 89,700 shares of common stock.
(13) Prior to giving effect to the offering, Mr. Olsen holds 246 shares of common stock, options exercisable within 60 days after May 28, 1999 for 10,890 shares of common stock and unvested options to purchase 81,695 shares of common stock. After giving effect to the offering, Mr. Olsen will hold 246 shares of common stock, options exercisable within 60 days of May 28, 1999 for 3,390 shares of common stock and unvested options to purchase 81,695 shares of common stock.

(14) Prior to giving effect to the offering, Mr. Quinn holds 9,000 shares of common stock, options exercisable within 60 days after May 28, 1999 for 26,523 shares of common stock and unvested options to purchase 13,262 shares of common stock. After giving effect to the offering, Mr. Quinn will hold 4,000 shares of common stock, options exercisable within 60 days of May 28, 1999 for 11,523 shares of common stock and unvested options to purchase 13,262 shares of common stock.
(15) Prior to giving effect to the offering, Mr. Loveland holds 18,307 shares of common stock and options exercisable within 60 days after May 28, 1999 for 15,307 shares of common stock and unvested options to purchase 2,000 shares of common stock. After giving effect to the offering, Mr. Loveland will hold 8,307 shares of common stock and options exercisable within 60 days of May 28, 1999 for 15,307 shares of common stock and unvested options to purchase 2,000 shares of common stock.
(16) Prior to giving effect to the offering, Mr. Luoma holds 574 shares of common stock, options exercisable within 60 days after May 28, 1999 for 2,600 shares of common stock and unvested options to purchase 11,722 shares of common stock. After giving effect to the offering, Mr. Luoma will hold 574 shares of common stock and unvested options to purchase 11,722 shares of common stock.

                                  UNDERWRITING

GENERAL

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, BT Alex. Brown Incorporated, Hambrecht & Quist LLC, and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us and the selling stockholders, the number of shares of our common stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
BT Alex. Brown Incorporated.................................
Hambrecht & Quist LLC.......................................
U.S. Bancorp Piper Jaffray Inc..............................
             Total..........................................  3,500,000
                                                              =========

     In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to the underwriting agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In some circumstances, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriters propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to some dealers at such price less a concession not in excess of
$          per share of common stock. The underwriters may allow, and such
dealers may reallow, a discount not in excess of $          per share of common
stock on sales to some other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of our common stock at the offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions, to purchase a number of additional shares of common stock proportionate to each underwriter's initial amount reflected in the foregoing table.

COMMISSIONS AND DISCOUNTS

     The following table shows the per share and total underwriting discounts to be paid by us and the selling stockholders to the underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                              WITHOUT    WITH
                                                  PER SHARE   OPTION    OPTION
                                                  ---------   -------   ------
Public offering price...........................     $          $         $
Underwriting discount...........................     $          $         $
Proceeds, before expenses, to CheckFree.........     $          $         $
Proceeds to the selling stockholders............     $          $         $

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. The expenses of the offering are estimated at $525,000 and are payable by us.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

     We, our directors and executive officers and some of our stockholders, including the selling stockholders, have entered into lock-up agreements with the underwriters. Under those agreements, we and those stockholders may not dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock for a period of 90 days after the date of this prospectus. At any time and without notice, Merrill Lynch may, in its sole discretion, release all or some of the securities from these lock-up agreements.

     The underwriters do not expect sales of the common stock to any accounts over which they exercise discretionary authority to exceed five percent of the number of shares being offered in this offering.

     We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or minimizing a decline in the market price of the common stock. Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the underwriters if such shares of common stock are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain, or otherwise affect the market price of the common stock, which may be higher than the price that may otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Neither we nor any of the selling stockholders or underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the selling stockholders or underwriters makes any representation that the underwriters will engage in these types of transactions or that, if commenced, they will not be discontinued without notice.

     Some of the underwriters or their affiliates have provided investment services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services. We provide services to Merrill Lynch and some of its affiliates in the ordinary course of our business. For the fiscal year ended June 30, 1998 and the nine month period ending March 31, 1999, Merrill Lynch paid $670,569 and $690,938, respectively, for services provided by us. We also may provide services to other underwriters or their affiliates in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered in connection with this offering will be passed upon for us by Porter, Wright, Morris & Arthur LLP, Columbus, Ohio. Partners of Porter, Wright, Morris & Arthur LLP who participated in the preparation of this prospectus beneficially own an aggregate of 36,114 shares of common stock (26,114 shares after this offering) consisting of a combination of stock and options exercisable within 60 days after the date of this prospectus. Other legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule as of June 30, 1997 and 1998 and for the fiscal year ended December 31, 1995, the six months ended June 30, 1996, and the fiscal years ended June 30, 1997 and 1998 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements often, although not always, include words or phrases such as "will likely result," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "project," "outlook," or similar expressions. We have based these forward-looking statements on our current expectations and assumptions about future events. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those statements. These risks and uncertainties include those set forth under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The forward-looking statements contained in this prospectus include statements about the following:

     - Anticipated trends in our business, including trends in the electronic commerce, investment services, and software segments;

     - Our intention to develop and introduce new products and services;

     - Our anticipated growth and growth strategies;

     - Anticipated levels of adoption of electronic billing and payment; and

     - Our expectations regarding Year 2000 compliance and the costs of such compliance.

     We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy any document we file with the Commission at the following locations:

     - At the Public Reference Room of the Commission, Room 1024-Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the Public Reference Room of the Commission's regional office at Seven World Trade Center, 13th Floor, New York, New York 10048;

     - At the Public Reference Room of the Commission's regional office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     - By writing the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

     - From the Commission's web site at www.sec.gov.

     Some of these locations may charge a prescribed fee or modest fee for copies.

     We have filed with the Commission a registration statement and related exhibits under the Securities Act of 1933. The registration statement relates to the common stock offered by us and the selling stockholders. As permitted by the Commission, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the Commission will automatically update and supersede this information. Accordingly, we incorporate by reference the following documents we filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934 (Commission File Number 0-26802):

     - Our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (filed September 25, 1998);

     - Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 1998 (filed November 23, 1998), December 31, 1998 (filed February 12,
       1999), and March 31, 1999 (filed May 17, 1999);

     - Our Proxy Statement for the Annual Meeting of Stockholders held on November 9, 1998 (filed October 8, 1998);

     - Our Current Reports on Form 8-K dated September 9, 1998 (filed September 14, 1998), October 9, 1998 (filed October 13, 1998), February 5, 1999
       (filed February 16, 1999) and May 24, 1999 (filed May 24, 1999);

     - The description of our common stock, contained in the registration statement on Form 8-A filed with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934 and all amendments thereto and reports filed for the purpose of updating such description; and

     - All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the offering of the common stock thereby is completed (other than portions of such documents described in paragraphs
       (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Commission).

     These documents are or will be available for inspection or copying at the locations identified above under the caption "Where You Can Find More Information." We will provide without charge to each to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference). You should direct requests for documents to:

         CheckFree Holdings Corporation
         4411 East Jones Bridge Road
         Norcross, Georgia 30092
         Attention: Investor Relations
         Telephone Number: (678) 375-3387

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Stockholders' Equity...........   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7
Unaudited Consolidated Financial Statements
  Unaudited Condensed Consolidated Balance Sheets...........  F-26
  Unaudited Condensed Consolidated Statements of
     Operations.............................................  F-27
  Unaudited Condensed Consolidated Statements of Cash
     Flows..................................................  F-28
  Notes to Interim Unaudited Condensed Consolidated
     Financial Statements...................................  F-29

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of CheckFree Holdings Corporation and
Subsidiaries:

     We have audited the accompanying consolidated balance sheets of CheckFree Holdings Corporation (the "Company") and its subsidiaries as of June 30, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995, the six months ended June 30, 1996, and the years ended June 30, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at June 30, 1997 and 1998 and the results of their operations and their cash flows for the year ended December 31, 1995, the six months ended June 30, 1996, and the years ended June 30, 1997 and 1998, in conformity with generally accepted accounting principles.

                                               /s/ DELOITTE & TOUCHE LLP
                                          --------------------------------------
                                                  Deloitte & Touche LLP

Atlanta, Georgia
August 11, 1998, except for Note 20 as to which the date is September 11, 1998

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1997 AND 1998

                                                                  1997         1998
                                                                ---------    ---------
                                                                (IN THOUSANDS, EXCEPT
                                                                     SHARE DATA)
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................    $ 32,086     $ 36,535
  Investments...............................................       4,431       24,533
  Accounts receivable, net..................................      44,507       32,960
  Assets held for sale......................................                   15,881
  Notes receivable..........................................                   14,882
  Prepaid expenses and other assets.........................       2,197        4,678
  Deferred income taxes.....................................       3,002        7,231
                                                                --------     --------
          Total current assets..............................      86,223      136,700
Property and equipment -- Net...............................      44,027       50,920
Other Assets:
  Capitalized software, net.................................      26,644       11,387
  Intangible assets, net....................................      56,896       30,474
  Investments...............................................          15        1,006
  Deferred income taxes.....................................       3,063       12,889
  Other noncurrent assets...................................       6,968        6,736
                                                                --------     --------
          Total other assets................................      93,586       62,492
                                                                --------     --------
                                                                $223,836     $250,112
                                                                ========     ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................    $  7,051     $  8,536
  Accrued liabilities.......................................      31,056       24,738
  Customer deposits.........................................         434          422
  Current portion of long-term obligations..................         953        1,180
  Deferred revenue..........................................      26,498       19,710
  Income taxes payable......................................         229        3,876
                                                                --------     --------
          Total current liabilities.........................      66,221       58,462
Accrued rent and other......................................         570        1,329
Long-term obligations -- Less current portion:
  Obligations under capital leases..........................       7,301        6,467
  Note payable to bank......................................       1,100
                                                                --------     --------
          Total long-term obligations.......................       8,401        6,467
Commitments (Notes 11, 12 and 13)
Stockholders' equity:
  Preferred stock -- 15,000,000 authorized shares, $.01 par
     value; no amounts issued or outstanding
  Common stock -- 150,000,000 authorized shares, $.01 par
     value; issued 55,546,321 shares, 56,364,839 shares,
     respectively...........................................         555          564
  Additional paid-in capital................................     454,850      492,109
  Less:
     Treasury stock -- at cost, 1,041,552 shares, 963,295
      shares, respectively..................................      (6,007)      (4,362)
     Accumulated deficit....................................    (300,754)    (304,457)
                                                                --------     --------
          Total stockholders' equity........................     148,644      183,854
                                                                --------     --------
                                                                $223,836     $250,112
                                                                ========     ========

                See notes to consolidated financial statements.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             SIX MONTHS
                                               YEAR ENDED       ENDED         YEAR ENDED JUNE 30,
                                              DECEMBER 31,    JUNE 30,     -------------------------
                                                  1995          1996          1997          1998
                                              ------------   -----------   -----------   -----------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues:
  Processing and servicing..................  $    39,536    $    27,142   $    94,528   $   159,255
  Merchant discount.........................        9,794          6,163         9,994
  License fees..............................                      10,970        33,088        28,952
  Maintenance fees..........................                       1,978        22,567        25,848
  Other.....................................                       4,787        16,268        19,809
                                              -----------    -----------   -----------   -----------
          Total revenues....................       49,330         51,040       176,445       233,864
Expenses:
  Cost of processing, servicing and
     support................................       30,258         35,438       102,721       129,924
  Research and development..................        6,876          9,907        32,869        36,265
  Sales and marketing.......................        7,242         17,167        32,670        28,839
  General and administrative................        4,134          7,338        18,707        20,677
  Depreciation and amortization.............        2,485          6,997        24,919        24,999
  In-process research and development.......                     122,358       140,000           719
  Charge for stock warrants.................                                                  32,827
  Exclusivity amortization..................                                     5,958         2,963
                                              -----------    -----------   -----------   -----------
          Total expenses....................       50,995        199,205       357,844       277,213
  Net gain on dispositions of assets........                                     6,250        36,173
                                              -----------    -----------   -----------   -----------
Loss from Operations........................       (1,665)      (148,165)     (175,149)       (7,176)
Other:
  Interest income...........................        2,135          1,659         2,153         3,464
  Interest expense..........................         (645)          (325)         (834)         (632)
                                              -----------    -----------   -----------   -----------
Loss before Income Taxes....................         (175)      (146,831)     (173,830)       (4,344)
Income Tax Expense (Benefit)................           40         (8,628)      (12,017)         (641)
                                              -----------    -----------   -----------   -----------
Loss Before Extraordinary Item..............         (215)      (138,203)     (161,813)       (3,703)
Extraordinary Item, Extinguishment of
  Debt -- Net of tax........................                        (364)
                                              -----------    -----------   -----------   -----------
Net Loss....................................  $      (215)   $  (138,567)  $  (161,813)  $    (3,703)
                                              ===========    ===========   ===========   ===========
Basic and Diluted Loss Per Share:
  Loss before extraordinary item............  $     (0.01)   $     (3.69)  $     (3.44)  $     (0.07)
  Extraordinary item........................                       (0.01)
                                              -----------    -----------   -----------   -----------
          Net Loss..........................  $     (0.01)   $     (3.70)  $     (3.44)  $     (0.07)
                                              ===========    ===========   ===========   ===========
Equivalent Number of Shares.................   28,218,521     37,419,580    46,988,225    55,086,742
                                              ===========    ===========   ===========   ===========

                See notes to consolidated financial statements.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                NUMBER OF                            NUMBER OF
                                SHARES OF     COMMON    ADDITIONAL   SHARES OF    TREASURY
                                  COMMON     STOCK AT    PAID-IN      TREASURY    STOCK AT
                                  STOCK        PAR       CAPITAL       STOCK        COST
                                ----------   --------   ----------   ----------   --------
                                            (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE, December 31, 1994....  27,619,193     $276      $ 17,210      (757,536)  $  (629)
  Net loss....................
  Stock options exercised.....     270,262        3           172
  Tax benefit associated with
    exercise of stock
    options...................                                 57
  Sale of common stock, net of
    expenses related to public
    offering..................   4,975,310       50        82,694
  Repayment of loans to
    stockholders..............
                                ----------     ----      --------    ----------   -------
BALANCE -- December 31,
  1995........................  32,864,765      329       100,133      (757,536)     (629)
  Net loss....................
  Stock options exercised.....     874,195        9           862
  Tax benefit associated with
    exercise of stock
    options...................                              1,100
  Issuance of common stock and
    stock options pursuant to
    acquisitions..............   8,535,840       85       174,727
  Repayment of loans to
    stockholders..............
                                ----------     ----      --------    ----------   -------
BALANCE -- June 30, 1996......  42,274,800      423       276,822      (757,536)     (629)
  Net loss....................
  Stock options exercised.....     636,309        6           591
  Tax benefit associated with
    exercise of stock
    options...................                                887
  Issuance of common stock and
    stock options pursuant to
    acquisitions..............  12,635,212      126       176,550
  Treasury stock acquired.....                                         (284,016)   (5,378)
                                ----------     ----      --------    ----------   -------
BALANCE -- June 30, 1997......  55,546,321      555       454,850    (1,041,552)   (6,007)
  Net loss....................
  Stock options exercised.....     708,661        8         2,204                     (47)
  Employee stock purchases....     109,857        1         1,572
  401(k) match................                                           78,257     1,692
  Warrants issued.............                             32,827
  Tax benefit associated with
    exercise of stock
    options...................                                656
                                ----------     ----      --------    ----------   -------
BALANCE -- June 30, 1998......  56,364,839     $564      $492,109      (963,295)  $(4,362)
                                ==========     ====      ========    ==========   =======


                                STOCKHOLDERS'                     TOTAL
                                    NOTES       ACCUMULATED   STOCKHOLDERS'
                                 RECEIVABLE       DEFICIT        EQUITY
                                -------------   -----------   -------------
                                     (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE, December 31, 1994....      $(326)       $    (159)     $  16,372
  Net loss....................                        (215)          (215)
  Stock options exercised.....                                        175
  Tax benefit associated with
    exercise of stock
    options...................                                         57
  Sale of common stock, net of
    expenses related to public
    offering..................                                     82,744
  Repayment of loans to
    stockholders..............        192                             192
                                    -----        ---------      ---------
BALANCE -- December 31,
  1995........................       (134)            (374)        99,325
  Net loss....................                    (138,567)      (138,567)
  Stock options exercised.....                                        871
  Tax benefit associated with
    exercise of stock
    options...................                                      1,100
  Issuance of common stock and
    stock options pursuant to
    acquisitions..............                                    174,812
  Repayment of loans to
    stockholders..............        134                             134
                                    -----        ---------      ---------
BALANCE -- June 30, 1996......         --         (138,941)       137,675
  Net loss....................                    (161,813)      (161,813)
  Stock options exercised.....                                        597
  Tax benefit associated with
    exercise of stock
    options...................                                        887
  Issuance of common stock and
    stock options pursuant to
    acquisitions..............                                    176,676
  Treasury stock acquired.....                                     (5,378)
                                    -----        ---------      ---------
BALANCE -- June 30, 1997......         --         (300,754)       148,644
  Net loss....................                      (3,703)        (3,703)
  Stock options exercised.....                                      2,165
  Employee stock purchases....                                      1,573
  401(k) match................                                      1,692
  Warrants issued.............                                     32,827
  Tax benefit associated with
    exercise of stock
    options...................                                        656
                                    -----        ---------      ---------
BALANCE -- June 30, 1998......      $  --        $(304,457)     $ 183,854
                                    =====        =========      =========

                See notes to consolidated financial statements.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             SIX MONTHS
                                                               YEAR ENDED      ENDED       YEAR ENDED JUNE 30,
                                                              DECEMBER 31,    JUNE 30,    ---------------------
                                                                  1995          1996        1997        1998
                                                              ------------   ----------   ---------   ---------
                                                                               (IN THOUSANDS)
Operating Activities:
  Net loss..................................................    $   (215)    $(138,567)   $(161,813)  $  (3,703)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Extraordinary item, extinguishment of debt, net of
      tax...................................................                       364
    Write-off of in-process research and development........                   122,358      140,000         719
    Write-off of capitalized software.......................                                  3,619
    Issuance of warrants....................................                                             32,827
    Exclusivity amortization................................                                  4,938       2,963
    Depreciation and amortization...........................       2,485         6,997       24,919      24,999
    Deferred income taxes...................................          79        (8,654)     (13,101)     (5,499)
    Net gain on dispositions of assets......................                                 (6,250)    (36,173)
    Loss on disposal of property and equipment..............          13           100          641
    Purchases of investments -- Trading.....................                                            (28,799)
    Proceeds from maturities and sales of investments,
      net -- Trading........................................                                              4,267
    Accretion of investment discount -- net.................        (337)
    Change in certain assets and liabilities (net of
      acquisitions):
      Accounts receivable...................................      (1,500)       (1,110)     (10,952)     (5,095)
      Prepaid expenses and other............................        (915)          821       (2,976)     (1,834)
      Refundable income taxes...............................        (144)
      Accounts payable......................................         223         2,606        1,249       1,492
      Accrued liabilities...................................       2,623         3,428        3,837        (555)
      Customer deposits.....................................         (26)          272          366         (13)
      Deferred revenue......................................         228         4,586        7,509         239
      Income taxes payable..................................        (153)          153          183       2,492
                                                                --------     ---------    ---------   ---------
        Net cash provided by (used in) operating
          activities........................................       2,361        (6,646)      (7,831)    (11,673)
Investing Activities:
  Property additions........................................      (3,431)       (7,090)      (9,755)    (27,939)
  Proceeds from the sale of property and equipment..........                        29          588         340
  Proceeds from the sale of assets..........................                                 28,900      54,650
  Purchase of note receivable...............................                                            (14,882)
  Proceeds from purchase price adjustment...................                                              8,889
  Capitalization of software development costs..............                    (1,312)                    (731)
  Purchase of businesses, net of cash acquired..............                   (39,404)     (11,363)    (11,000)
  Purchases of investments -- Held-to-maturity..............     (54,079)                    (3,000)     (1,006)
  Purchases of investments -- Available-for-sale............                                            (19,311)
  Proceeds from maturities and sales of investments,
    net -- Available-for-sale...............................      37,725        10,645       19,542      23,757
  Purchase of trademark license.............................      (3,000)
                                                                --------     ---------    ---------   ---------
        Net cash provided by (used in) investing
          activities........................................     (22,785)      (37,132)      24,912      12,767
Financing Activities:
  Proceeds from sale of common stock........................      82,744
  Repayment of notes payable and other debt
    extinguishment..........................................         (75)         (609)         (69)     (1,144)
  Proceeds from notes payable...............................         225         1,100
  Principal payments under capital lease obligations........      (1,038)         (571)      (1,076)       (931)
  Proceeds from stock options exercised.....................         232           871          591       2,165
  Proceeds from employee stock purchase plan................                                              1,573
  Proceeds from employee 401(k) plan........................                                              1,692
  Purchase of treasury stock................................                                 (5,378)
  Receipts (payments) on stockholder notes..................         (33)          134          (50)
                                                                --------     ---------    ---------   ---------
        Net cash provided by (used in) financing
          activities........................................      82,055           925       (5,982)      3,355
                                                                --------     ---------    ---------   ---------
Net increase (decrease) in cash and cash equivalents........      61,631       (42,853)      11,099       4,449
Cash and cash equivalents:
  Beginning of period.......................................       2,209        63,840       20,987      32,086
                                                                --------     ---------    ---------   ---------
  End of period.............................................    $ 63,840     $  20,987    $  32,086   $  36,535
                                                                ========     =========    =========   =========

                See notes to consolidated financial statements.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE YEAR ENDED DECEMBER 31, 1995,
                      THE SIX MONTHS ENDED JUNE 30, 1996,
            AND AS OF AND FOR THE YEARS ENDED JUNE 30, 1997 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization. CheckFree Holdings Corporation (the "Company") is the parent company of CheckFree Corporation ("CFC"), the principal operating company of the business. CFC was organized in 1981 and is a leading provider of transaction procession services, software and related products to financial institutions and businesses and their customers throughout the United States. See Note 18 for a description of the Company's business segments. Following a number of acquisitions and divestitures, CFC reorganized its corporate structure on December 22, 1997. In connection with the restructuring, holders of common stock ("Common Stock") of CFC became holders of an identical number of shares of Common Stock of the Company. The restructuring was effected by a merger conducted pursuant to Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the stockholders of the Company.

     Principles of Consolidation and Change in Fiscal Year. The accompanying consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Effective January 1, 1996, the Company changed its fiscal year-end from December 31 to June 30. The following presents unaudited summarized consolidated financial information for the six months ended June 30, 1995:

Total revenues..............................................  $23,581,000
Loss from operations........................................      (68,000)
Income taxes................................................       62,000
Net income..................................................       75,000
Net income per share (basic and diluted)....................          Nil

     Processing Agreements. The Company has agreements with transaction processors to provide origination and settlement services for the Company. Under the agreements, the Company must fund service fees and returned transactions when presented. These agreements expire at various dates through June 1999.

     Transaction Processing. In connection with the timing of the Company's financial transaction processing, the Company is exposed to credit risk in the event of nonperformance by other parties, such as returns and chargebacks. The Company utilizes credit analysis and other controls to manage its credit risk exposure. The Company also maintains a reserve for future returns and chargebacks.

     Cash and Cash Equivalents. The Company considers all highly liquid debt instruments (primarily United States government agency obligations and commercial paper) purchased with maturities of three months or less to be cash equivalents. Substantially all cash and cash equivalents are on deposit with six financial institutions.

     Investments. The Company's investments consist primarily of United States government, government agency or state obligations. The Company classifies these investments as available-for-sale, trading or held-

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES to-maturity securities in accordance with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities". Such investments are carried at amortized cost, which approximates market value.

     Property and Equipment. Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line and accelerated methods over the estimated useful lives as follows: land improvements, building and building improvements, 15 to 30 years; computer equipment, software, and furniture, 3 to 7 years. Equipment under capital leases is amortized using the straight-line method over the terms of the leases. Leasehold improvements are amortized over the lesser of the estimated useful lives or remaining lease periods.

     Capitalized Software Costs. Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the technological feasibility of the subject software product has been established are capitalized in accordance with SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalized software development costs are amortized on a product-by-product basis using either the estimated economic life of the product on a straight-line method or the ratio of current year gross product revenue to current and anticipated future gross product revenue, whichever is greater. Unamortized software development costs in excess of estimated future net revenues from a particular product are written down to estimated net realizable value.

     Amortization of software costs totaled $208,000, $2,521,000, $7,687,000, and $5,198,000, for the year ended December 31, 1995, the six months ended June 30, 1996, and the years ended June 30, 1997 and 1998 respectively.

     Intangible Assets. The costs of identified intangible assets are generally amortized on a straight-line basis over periods from 8 months to 15 years. Goodwill is amortized on a straight-line basis over 10 years. At each balance sheet date, a determination is made by management to ascertain whether the intangible assets have been impaired based on several criteria, including, but not limited to, sales trends, undiscounted operating cash flows, and other operating factors.

     Capital Stock. On April 21, 1995, the Company's stockholders increased the authorized number of shares of $.01 par value Common Stock to 25,000,000 and on August 8, 1995 increased the number of authorized shares of $.01 par value Common Stock to 150,000,000. In addition, on August 8, 1995, the Company's stockholders authorized the Board of Directors to issue up to 15,000,000 shares of $.01 par value preferred stock in one or more series and to establish such relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine without further stockholder approval. No preferred shares have been issued.

     Advertising. The Company expenses advertising costs as incurred. Advertising expenses were $1,758,000, $7,159,000, $2,110,000, and $4,275,000, for the year ended December 31, 1995, the six months ended June 30, 1996, and the years ended June 30, 1997 and 1998, respectively.

     Basic and Diluted Loss Per Share. On July 1, 1997, the Company adopted the provisions of SFAS 128 "Earnings Per Share" and has restated per share data for all prior periods where applicable. Basic loss per common share is determined by dividing loss available to common shareholders by the weighted average number of common shares outstanding. Diluted per-common-share amounts assume the issuance of common stock for all potentially dilutive equivalent shares outstanding. Anti-dilution provisions of SFAS 128 requires consistency between diluted per-common-share amounts and basic per-common-share amounts in loss periods. For the periods reported, there were no differences between basic and diluted earnings per share. The number of anti-dilutive equivalent shares excluded from the per share calculations are 2,843,000, 1,931,000, 1,218,000, and 1,725,000,
for the year ended December 31, 1995, the six months

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES ended June 30, 1996, and the years ended June 30, 1997 and 1998, respectively. All share and per share information has been adjusted for the five-for-one stock split on May 1, 1995 and the 5.2614-for-one split on the effective date of the initial public offering (September 28, 1995).

     Impairment of Long-Lived Assets. In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," the Company periodically assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows of the related business operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and purchased intangibles. During 1998, in conjunction with the Company's platform integration efforts referred to as project Genesis, the Company consolidated three processing centers from Chicago, Illinois, Austin, Texas, and Columbus, Ohio, into one processing center located in Norcross, Georgia. As a result of this consolidation and a physical inventory of fixed assets at the related business units, all identified assets which were determined to have no alternative use or value were written off. Of the total write-off of $4.0 million, $3.0 million was recorded in the quarter ended September 30, 1997 and the remaining $1.0 million in the quarter ended June 30, 1998.

     Recent Accounting Pronouncements. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. The Statement requires businesses to disclose comprehensive income and its components in their general-purpose financial statements, with reclassification of comparative (earlier period) financial statements. The adoption of SFAS 130 is not expected to have a material impact on the Company's financial statement disclosures.

     In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The adoption of SFAS 131 is not expected to have a material impact on the Company's financial statement disclosures.

     In October 1997, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," which is effective for fiscal years beginning after December 15, 1997. The Statement provides guidance for recognizing revenue on software transactions (superseding SOP 91-1, "Software Revenue Recognition"). The adoption of SOP 97-2 is not expected to have a material impact on the Company's revenue recognition policies or financial statement disclosures.

     In March 1998, the AcSEC issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The Statement distinguishes accounting for the costs of computer software developed or obtained for internal use from guidance under SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The adoption of SOP 98-1 is not expected to have a material impact on the Company's software capitalization policies or financial statement disclosures.

     Reclassifications. Certain amounts in the prior years' financial statements have been reclassified to conform to the 1998 presentation.

REVENUE RECOGNITION

     - Processing and Servicing. Processing and servicing revenues include revenues from transaction processing, electronic funds transfer and monthly service fees on consumer funds transfer services. The Company recognizes revenue when the services are performed.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

     - As part of processing certain types of transactions, the Company earns interest from the time money is collected from its customers until the time payment is made to the applicable merchants. These revenues, which are generated from trust account balances not included on the Company's balance sheet, are included in processing and servicing and totaled $1,623,000, $1,019,000, $3,228,000, and $9,676,000, for the year ended
       December 31, 1995, the six months ended June 30, 1996, and the years ended June 30, 1997 and 1998, respectively.

     - Merchant Discount. Merchant discount revenues are recognized when the services are performed. Interchange fees incurred in the settlement of merchant credit card transactions are included in processing and servicing expenses.

     - License Fees. Revenue from software license agreements is recognized upon delivery of the software if there are no significant postdelivery obligations in accordance with SOP 91-1. The revenue related to significant postdelivery obligations is deferred and recognized using the percentage-of-completion method.

     - Maintenance Fees. Maintenance fee revenue is recognized ratably over the term of the related contractual support period, generally 12 months.

     - Other. Other revenue consists primarily of consulting and training services. Consulting revenue is recognized principally on a percentage-of-completion basis and training revenue is recognized upon delivery of the related service.

EXPENSE CLASSIFICATION

     - Processing, Servicing and Support. Processing, servicing and support costs consist primarily of data processing costs, customer care and technical support, and third party transaction fees, which consist primarily of credit card interchange fees and ACH transaction fees.

     - Research and Development. Research and development expenses consist primarily of salaries and consulting fees paid to software engineers and business development personnel.

     - Sales and Marketing. Sales and marketing expenses consist primarily of salaries and commissions of sales employees, public relations and advertising costs, customer acquisition fees and royalties paid to distribution partners.

     - General and Administrative. General and administrative expenses consist primarily of salaries for administrative, executive, finance, and human resource employees.

     - Depreciation and Amortization. Depreciation and amortization on capitalized assets is recorded on a straight-line basis over the appropriate useful lives.

     - In-process Research and Development. In-process research and development consists of charges resulting from acquisitions whereby the purchase price allocated to in-process software development was based on the determination that in-process research and development had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software, or other internal use.

     - Charge for Stock Warrants. Charge for stock warrants consists of noncash charges for vested warrants issued to third parties under agreements whereby issued warrants vest upon achievement of certain strategic objectives.

     - Exclusivity Amortization. Exclusivity amortization consists of the amortization of an intangible asset established in conjunction with a marketing agreement with a strategic partner whereby the

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

       Company retains certain exclusive rights to bill payment processing through the partner's financial management software over a specific period of time.

2. ACQUISITIONS AND DISPOSITIONS

     On February 21, 1996, the Company acquired Servantis Systems Holdings, Inc. ("Servantis") for $165.1 million, including 5.7 million shares of common stock, valued at $20.00 per share, the issuance of stock options valued at $8.2 million and the retirement of certain debt of $42.5 million. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $11.2 million was allocated to goodwill, $46.5 million to other identifiable intangible assets and $55.2 million to tangible assets. In addition, $90.6 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition. Servantis' operations are included in the consolidated results of operations from the date of the acquisition.

     In March 1996, the Company acquired Interactive Solutions Corp. ("IS") for $3.0 million, including 85,000 shares of common stock valued at $21.25 per share. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $3.0 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition. IS' operations are included in the consolidated results of operations from the date of the acquisition.

     On May 9, 1996, the Company acquired Security APL, Inc. ("Security APL") for $53 million, including 2.8 million shares of common stock, valued at $18.50 per share. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $10.9 million was allocated to goodwill, $9.0 million to other identifiable intangible assets and $9.8 million to tangible assets. Additionally, $28.8 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition. Security APL's operations are included in the consolidated results of operations from the date of the acquisition.

     On January 27, 1997, the Company acquired Intuit Services Corporation ("ISC") for a total of $199.0 million, including 12.6 million shares of common stock valued at $177.2 million, the present value of cash payments due to Intuit, Inc. under the Services and License Agreement of $19.6 million and acquisition costs of $2.2 million. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $28.9 million was allocated to goodwill. In addition, $140.0 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition. $7.9 million was allocated to an exclusivity agreement with Intuit, Inc. and is being amortized on a straight-line basis over the contractual life of eight months. A further $3.5 million was allocated to other identifiable intangible assets and $20.3 million allocated to tangible assets. ISC's operations are included in the consolidated results of operations from the date of the acquisition.

     On October 3, 1997, the Company acquired certain assets of Advanced Mortgage Technologies, Inc. ("AMTI") for cash of $1.0 million. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $0.2 million was allocated to goodwill and $0.1 million to other identifiable intangible assets. Additionally, $0.7 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition.

     Consistent with the Company's policy for internally developed software, the Company determined the amounts to be allocated to in-process research and development based on whether technological feasibility

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES had been achieved and whether there was any alternative future use for the technology. As of the date of the acquisitions, the Company concluded that the in-process research and development had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software and internal usage.

     The unaudited pro forma results of operations of the Company for the twelve months ended June 30, 1996, the six months ended June 30, 1996, and the year ended June 30, 1997, assuming the acquisitions occurred at the beginning of each period are as follows (in thousands, except per share data):

                                              12 MONTHS ENDED   SIX MONTHS ENDED   YEAR ENDED
                                                 JUNE 30,           JUNE 30,        JUNE 30,
                                                   1996               1996            1997
                                              ---------------   ----------------   ----------
Total revenues..............................     $131,815           $ 69,607        $194,354
Loss before extraordinary item..............      (43,872)           (34,290)        (28,567)
Net loss....................................      (44,236)           (34,655)        (28,567)
Net loss per share (basic and diluted)......     $  (0.81)          $  (0.65)       $  (0.53)
Weighted average shares outstanding.........       54,529             53,630          54,272

     This information is presented to facilitate meaningful comparisons to on-going operations and to other companies. The unaudited pro forma amounts above do not include a charge for in-process research and development of $122.4 million and $140.0 million arising from the Servantis, Security APL and IS acquisitions in 1996 and the ISC acquisition in 1997, respectively. Previous operations of AMTI were insignificant and therefore, require no pro forma considerations. The unaudited pro forma information is not necessarily indicative of the actual results of operations had the transactions occurred at the beginning of the periods presented, nor should it be used to project the Company's results of operations for any future periods.

     On March 26, 1997, the Company sold certain assets and certain contracts and licensed certain proprietary software for processing automatic accounts receivable through credit cards or the Automated Clearing House resulting in a net gain on the sale of $6,250,000.

     On August 29, 1997, the Company sold certain software and related assets of its recovery management business for cash of $33.5 million resulting in a net gain on the sale of $28.2 million.

     On March 24, 1998, the Company sold certain software and related assets of its item processing business for cash of $3.4 million resulting in a net gain on the sale of $3.2 million.

     On April 20, 1998, the Company sold certain software and related assets of its wire transfer and cash management businesses for cash of $18.25 million resulting in a net gain on the sale of $14.7 million.

3. INVESTMENTS

     Investments as of June 30, 1997 and 1998 are as follows (in thousands):

                                                                  JUNE 30,
                                                              ----------------
                                                               1997     1998
                                                              ------   -------
Available-for-Sale -- U.S. Government and Government Agency
  Obligations...............................................  $4,446
Held-to-Maturity -- State Obligations.......................           $ 1,006
Trading.....................................................            24,533
                                                              ------   -------
          Total.............................................  $4,446   $25,539
                                                              ======   =======

     Available-for-Sale. Gross unrealized gains and losses related to available-for-sale investments at June 30, 1997 were insignificant. In addition, sales of securities and related realized gains/losses, based on the specific identification cost method, were insignificant for each of the periods presented.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

     Held-to-Maturity. The difference between the amortized cost and the aggregate fair value of held-to-maturity investment at June 30, 1998 was insignificant.

     Trading. Trading investments are classified as current assets and are recorded at fair value.

     Contractual maturities of debt securities classified as held-to-maturity at June 30, 1998 are as follows:

Due after one year through five years.......................  $1,006
                                                              ======

     Expected maturities will differ from contractual maturities because debt issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

4. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following (in thousands):

                                                                  JUNE 30,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
Trade accounts receivable...................................  $22,049   $22,739
Unbilled trade accounts receivable..........................   20,958    10,654
Other receivables...........................................    5,717     3,037
                                                              -------   -------
                                                               48,724    36,430
Less allowance for doubtful accounts........................    4,217     3,470
                                                              -------   -------
          Total.............................................  $44,507   $32,960
                                                              =======   =======

5. ASSETS HELD FOR SALE

     In April 1998, the Company announced plans to divest several of its software businesses through the sale of software and related assets. Assets of the Company's mortgage, leasing, imaging, and safe box accounting businesses totaling $15.9 million are comprised of trade, unbilled, and other accounts receivable (net of an allowance for doubtful accounts), property, and equipment dedicated to the businesses, capitalized software, and other purchased intangible assets. Sales of all businesses are expected to be completed by September 30, 1998 and the assets are anticipated to be recovered from the proceeds of the sales.

6. NOTE RECEIVABLE

     In May 1998, in anticipation of a tax-free exchange of property, the Company loaned $14.9 million to a third party to purchase a building on its behalf. Interest of 8% is earned monthly commencing in June 1998 and the note is payable at the earlier of the sale of the Company's building in Columbus, Ohio, or May 1999. The estimated fair value of the note receivable approximates the carrying value based on currently available instruments with similar interests rates and remaining maturities.

7. INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. In accordance with SFAS 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

     Income tax expense (benefit) consists of the following (in thousands):

                                                            SIX MONTHS
                                              YEAR ENDED      ENDED      YEAR ENDED JUNE 30,
                                             DECEMBER 31,    JUNE 30,    --------------------
                                                 1995          1996        1997        1998
                                             ------------   ----------   ---------   --------
Current:
  Federal..................................     $(123)                               $ 3,795
  State and local..........................        85        $    25     $  1,084      1,063
                                                -----        -------     --------    -------
          Total current....................       (38)            25        1,084      4,858
Deferred federal and state taxes...........        78         (8,653)     (13,101)    (5,499)
                                                -----        -------     --------    -------
          Total income tax expense
            (benefit)......................     $  40        $(8,628)    $(12,017)   $  (641)
                                                =====        =======     ========    =======

     Income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35 percent to income before income taxes as a result of the following (in thousands):

                                                            SIX MONTHS
                                              YEAR ENDED      ENDED      YEAR ENDED JUNE 30,
                                             DECEMBER 31,    JUNE 30,    --------------------
                                                 1995          1996        1997        1998
                                             ------------   ----------   ---------   --------
Computed "expected" tax benefit............      $(60)       $(49,923)   $(60,844)   $(1,520)
Nondeductible in-process research and
  development of acquired businesses.......                    41,602      49,000        252
Nondeductible intangible amortization......        65             219         839      1,189
State and local taxes, net of federal
  income tax benefit.......................        56            (626)       (553)        21
Other, net.................................       (21)            100        (459)      (583)
                                                 ----        --------    --------    -------
          Total income tax expense
            (benefit)......................      $ 40        $ (8,628)   $(12,017)   $  (641)
                                                 ====        ========    ========    =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1997 and 1998 are as follows (in thousands):

                                                                     JUNE 30,
                                                                ------------------
                                                                 1997       1998
                                                                -------    -------
Deferred tax assets:
  Net operating loss carryforwards..........................    $ 9,150    $ 1,155
  Intangible assets.........................................      5,117      1,870
  Allowance for bad debts and returns.......................      1,812      1,699
  Accrued compensation and related items....................        339      1,731
  Stock warrants............................................                12,964
  Reserve accruals..........................................        911      3,212
  Property and equipment....................................         55
  Valuation allowance.......................................     (6,000)
                                                                -------    -------
          Total deferred tax assets.........................     11,384     22,631
Deferred tax liabilities:
  Capitalized software......................................     (5,259)    (1,926)
  Property and equipment....................................                   (19)
  Prepaid expenses..........................................        (60)      (566)
                                                                -------    -------
          Total deferred tax liabilities....................     (5,319)    (2,511)
                                                                -------    -------
          Net deferred tax asset............................    $ 6,065    $20,120
                                                                =======    =======

     The valuation allowance at June 30, 1997 reduced deferred tax assets to the amount the Company believed more likely than not would be realized. During the year ended June 30, 1998, gains resulted from

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES the sale of certain software operations enabled the Company to realize the full value of deferred tax assets. The resulting elimination of the valuation allowance reduced unamortized intangible assets resulting from the Servantis acquisition. At June 30, 1998, the Company has approximately $1,155,000 of state net operating loss carryforwards available, expiring in 2009 to 2012.

8. PROPERTY AND EQUIPMENT

     The components of property and equipment are as follows (in thousands):

                                                                     JUNE 30,
                                                                ------------------
                                                                 1997       1998
                                                                -------    -------
Land and land improvements..................................    $ 3,146    $ 3,146
Building and building improvements..........................     14,442     16,692
Computer equipment and software licenses....................     41,264     55,526
Furniture and equipment.....................................      7,107      9,002
                                                                -------    -------
          Total.............................................     65,959     84,366
Less accumulated depreciation and amortization..............     21,932     33,446
                                                                -------    -------
          Property -- net...................................    $44,027    $50,920
                                                                =======    =======

9. INTANGIBLE ASSETS

     The components of intangible assets are as follows (in thousands):

                                                                  JUNE 30,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
Workforce...................................................  $ 8,370   $ 5,179
Tradenames..................................................    4,150       815
Customer base...............................................    3,440     1,231
Goodwill....................................................   41,126    28,927
Exclusivity.................................................    7,900
                                                              -------   -------
          Total.............................................   64,986    36,152
Less accumulated amortization...............................    8,090     5,678
                                                              -------   -------
  Intangible assets, net....................................  $56,896   $30,474
                                                              =======   =======

10. ACCRUED LIABILITIES

     The components of accrued liabilities are as follows (in thousands):

                                                                  JUNE 30,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
Salaries and related costs..................................  $10,716   $ 9,374
Services and license agreement accrual......................    9,887
Reserve for contract and other losses.......................              5,655
Processing fees.............................................    2,658     2,335
Reserve for returns and chargebacks.........................    1,224     1,944
Other.......................................................    6,571     5,430
                                                              -------   -------
          Total.............................................  $31,056   $24,738
                                                              =======   =======

     The reserve for contract and other losses at June 30, 1998 is comprised of $4.7 million related to an estimated loss from the sale of the leasing business that occurred on July 7, 1998 (see Note 20,

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

"Subsequent Events") and $1.0 million for accrued contract losses and related costs which resulted in the decision to exit the Web Investor business.

11. LONG-TERM DEBT AND NOTE PAYABLE

     In March 1996, the Company executed an unsecured note payable with a bank for $1.1 million. The principal amount was due in July 1998, with interest payable quarterly based on the LIBOR rate (total of 5.8% at June 30, 1997). In January of 1998, the note was paid in full.

     During the six months ended June 30, 1996, the Company retired certain debt in connection with a business acquisition, resulting in an extraordinary loss of $364,000, net of income taxes of $205,000.

     The estimated fair value of the Company's note payable approximated its carrying amounts as of June 30, 1997 based on currently available debt with similar interest rates and remaining maturities.

     In May, 1997 the Company obtained a working capital line-of-credit which enables the Company to borrow up to $20 million, based on the collateral of eligible accounts receivable. The line expires in October 1999, and contains certain restrictive covenants, including defined quarterly operating results, minimum tangible net worth requirements, and the prohibition of dividend payments. No funds have been drawn against the line through June 30, 1998.

12. OBLIGATIONS UNDER CAPITAL LEASES

     During 1993, the Company entered into a 20-year lease with the Department of Development of the State of Ohio for land and an office building located in Columbus, Ohio. The Company has the option to purchase the land and building for $1 at the termination of the lease and thus, the Company has recorded the transaction as a capital lease. The lease payments are secured by a $751,500 standby letter of credit agreement with a bank and are partially guaranteed by an officer and principal stockholder of the Company. The standby letter of credit is collateralized by a savings account totaling $609,292 at June 30, 1998 and certain real estate adjacent to the leased property. The lease contains certain covenants, the most restrictive of which require the Company to maintain certain debt to equity ratios and tangible net worth and working capital levels.

     The Company also leases certain computer equipment, furniture and telephone equipment under capital leases. The Company is required to pay certain taxes, insurance and other expenses related to the leased property.

     The following is a summary of property under capital leases included in the accompanying balance sheets (in thousands):

                                                                 JUNE 30,
                                                              ---------------
                                                               1997     1998
                                                              ------   ------
Land........................................................  $3,146   $3,146
Building....................................................   4,526    4,526
Computer equipment..........................................   4,318    2,371
                                                              ------   ------
          Total.............................................  11,990   10,043
Less accumulated depreciation...............................   3,081    2,017
                                                              ------   ------
  Property held under capital leases........................  $8,909   $8,026
                                                              ======   ======

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

     Future minimum lease payments required by the capital leases and the net future minimum lease payments are as follows (in thousands):

FISCAL YEAR ENDING JUNE 30,
---------------------------
  1999......................................................  $ 1,372
  2000......................................................    1,332
  2001......................................................    1,091
  2002......................................................      976
  2003......................................................      837
  Thereafter................................................    5,451
                                                              -------
          Total future minimum lease payments...............   11,059
  Less amount representing interest.........................    3,681
                                                              -------
          Net future minimum lease payments.................  $ 7,378
                                                              =======

13. OPERATING LEASES

     The Company leases certain office space and equipment under operating leases. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. In addition, certain leases include rent escalations throughout the terms of the leases. Total expense under all operating lease agreements for the year ended December 31, 1995, the six months ended June 30, 1996, and the years ended June 30, 1997 and 1998, was $665,000, $1,936,000, $5,882,000, and $5,800,000, respectively.
Minimum future rental payments under these leases are as follows (in thousands):

FISCAL YEAR ENDING JUNE 30,
---------------------------
  1999......................................................  $ 6,289
  2000......................................................    6,395
  2001......................................................    5,427
  2002......................................................    4,869
  2003......................................................    3,769
  Thereafter................................................    6,800
                                                              -------
          Total.............................................  $33,549
                                                              =======

14. EMPLOYEE BENEFIT PLANS

     Retirement Plan. The Company has a defined contribution 401(k) retirement plan covering substantially all of its employees. Under the plan eligible employees may contribute a portion of their salary until retirement and the Company, at its discretion, may match a portion of the employee's contribution. Total expense under the plan amounted to $97,000, $367,000, $1,862,000, and $859,000, for the year ended December 31, 1995, the six months ended June 30, 1996, and the years ended June 30, 1997 and 1998, respectively.

     Group Medical Plan The Company has a group medical self-insurance plan covering certain of its employees. The Company has employed an administrator to manage this plan. Under terms of this plan, both the Company and eligible employees are required to make contributions to this plan. The administrator reviews all claims filed and authorizes the payment of benefits. The Company has stop-loss insurance coverage on all individual claims exceeding $100,000. Total expense under this plan amounted to $626,000, $1,140,000, $3,458,000, and $2,522,000 for the year ended December 31, 1995, the six months ended June 30, 1996, and the years ended June 30, 1997 and 1998, respectively. The Company expenses amounts as claims are incurred and recognizes a liability for incurred but not reported claims. At June 30,

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

1997 and June 30, 1998, the Company has accrued $378,000 and $308,000, respectively, as a liability for costs incurred but not paid under this plan.

15. COMMON STOCK

     During 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan replaces in its entirety the 1993 Stock Option Plan (the "1993 Plan"). The options granted under the 1995 and 1993 Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the 1995 and 1993 Plans are at the sole discretion of a committee of members of the Company's Board of Directors, not to exceed ten years. Generally, options vest at either 33% or 20% per year from the date of grant. The 1995 Plan provides that the Company may grant options for not more than 5,000,000 shares of common stock to certain key employees, officers and directors. Options granted under the 1995 and 1993 Plans are exercisable according to the terms of each option, however, in the event of a change in control or merger as defined, the options shall become immediately exercisable. At June 30, 1998, 956,289 additional shares are available for grant in the aggregate for all Plans.

     Previously, the Company had adopted the 1983 Incentive Stock Option Plan and the 1983 Non-Statutory Stock Option Plan (collectively, the "1983 Plans"), which provided that the Board of Directors may grant options for shares of common stock to certain employees and directors. Under the terms of the 1983 Plans, options are exercisable over a period up to ten years from the grant date. In the event the Company is sold, options outstanding under the 1983 Plans must be repurchased at a price calculated as if the options had been fully exercised.

     All options granted under the 1983 Plans, the 1993 Plan, and the 1995 Plan were granted at exercise prices not less than the fair market value of the underlying common stock at the date of grant. In the event that shares purchased through the exercise of incentive stock options are sold within one year of exercise, the Company is entitled to a tax deduction. The tax benefit of the deduction is not reflected in the consolidated statements of operations but is reflected as an increase in additional paid-in capital.

     The following summarizes the stock option activity from January 1, 1995 to June 30, 1998:

                                                                                           YEAR ENDED
                                 YEAR ENDED                SIX MONTHS ENDED        --------------------------
                             DECEMBER 31, 1995              JUNE 30, 1996                JUNE 30, 1997
                         --------------------------   --------------------------   --------------------------
                                        WEIGHTED                     WEIGHTED                     WEIGHTED
                          NUMBER        AVERAGE        NUMBER        AVERAGE        NUMBER        AVERAGE
                            OF          EXERCISE         OF          EXERCISE         OF          EXERCISE
                          SHARES         PRICE         SHARES         PRICE         SHARES         PRICE
                         ---------   --------------   ---------   --------------   ---------   --------------
Outstanding -- Beginning
  of period............  3,074,736       $0.82        2,901,782       $ 1.19       2,908,218       $ 4.58
Granted................    160,746        7.12          459,289        21.79       2,282,056        14.32
Exercised..............   (270,262)       0.65         (874,195)        0.99        (636,309)        1.01
Cancelled..............    (63,438)       0.73          (22,020)        1.06        (112,504)       14.88
Issued in conjunction
  with Servantis
  Acquisition..........                                 443,362         1.52
                         ---------                    ---------                    ---------
Outstanding -- End of
  period...............  2,901,782       $1.19        2,908,218       $ 4.58       4,441,461       $ 9.59
                         =========       =====        =========       ======       =========       ======
Options exercisable at
  end of period........  1,732,206       $0.84        1,433,781       $ 1.16       1,218,341       $ 1.17
                         =========       =====        =========       ======       =========       ======
Weighted average per
  share fair value of
  options granted
  during the year......                  $2.92                        $ 8.45                       $ 6.68
                                         =====                        ======                       ======

                                 YEAR ENDED
                         --------------------------
                               JUNE 30, 1998
                         --------------------------
                                        WEIGHTED
                          NUMBER        AVERAGE
                            OF          EXERCISE
                          SHARES         PRICE
                         ---------   --------------
Outstanding -- Beginnin
  of period............  4,441,461       $ 9.59
Granted................  1,377,334        25.60
Exercised..............   (711,227)        3.17
Cancelled..............   (742,006)       12.63
Issued in conjunction
  with Servantis
  Acquisition..........
                         ---------
Outstanding -- End of
  period...............  4,365,562       $15.23
                         =========       ======
Options exercisable at
  end of period........  1,352,516       $ 6.81
                         =========       ======
Weighted average per
  share fair value of
  options granted
  during the year......                  $10.77
                                         ======

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

     The following table summarizes information about options outstanding at June 30, 1998:

                                     OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                           ---------------------------------------   --------------------
                                            WEIGHTED AVERAGE           WEIGHTED AVERAGE
                                       ---------------------------   --------------------
                                          REMAINING       EXERCISE               EXERCISE
RANGE OF EXERCISE PRICES    NUMBER     CONTRACTUAL LIFE    PRICE      NUMBER      PRICE
------------------------   ---------   ----------------   --------   ---------   --------
 $0.85 - $10.00            1,012,811         4.9           $ 1.13      823,408    $ 0.98
$10.00 - $15.00            1,257,191         8.6            13.74      302,259     14.05
$15.00 - $20.00              697,860         8.4            17.60      182,060     17.35
$20.00 - $25.00              214,089         8.9            23.16       44,789     22.21
$25.00 - $30.00            1,183,611         9.8            26.07
                           ---------                                 ---------
                           4,365,562                       $15.23    1,352,516    $ 6.81
                           =========                       ======    =========    ======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the year ended December 31, 1995, the six months ended June 30, 1996, and the years ended June 30, 1997 and 1998, respectively: dividend yield of 0% in all periods; expected volatility of 40%, 40%, 47%, and 48%; risk-free interest rates of 5.25%, 6.68%, 6.41%, and 5.21%; and expected lives of 3-5 years.

     Under the 1997 Associate Stock Purchase Plan, effective for the six-month period beginning January 1, 1997, the Company is authorized to issue up to one million shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose, every six months, to have up to 15% of their salary withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. Approximately 39% of eligible employees participated in the Plan in the second half of the year ended June 30, 1997, approximately 32% in the first half of 1998 and approximately 49% in the second half of 1998. Under the plan, 53,013 shares were issued in July of 1997, 56,844 in January of 1998 and 48,631 in July of 1998 from employees' salary withholdings from the respective previous six-month period. Following is a summary of the weighted average fair market value of this look-back option estimated on the grant date using the Black-Scholes option pricing model, and the related assumptions used:

                                                            SIX-MONTH PERIOD ENDED
                                                     ------------------------------------
                                                     JUNE 30,    DECEMBER 31,   JUNE 30,
                                                       1997          1997         1998
                                                     ---------   ------------   ---------
Fair value of options..............................  $    3.93    $   14.10     $    9.68
Assumptions:
  Risk-free interest rate..........................        5.1%         5.0%          5.0%
  Expected life....................................   3 months     3 months      3 months
  Volatility.......................................       47.0%        48.0%         48.0%
  Dividend yield...................................        0.0%         0.0%          0.0%

     The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock option plans and employee stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of SFAS 123,

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

"Accounting for Stock-Based Compensation," the Company's net loss and net loss per share, net of related income tax effects, would have been as follows (in thousands, except per share data):

                                                         SIX MONTHS
                                           YEAR ENDED      ENDED      YEAR ENDED JUNE 30,
                                          DECEMBER 31,    JUNE 30,    -------------------
                                              1995          1996        1997       1998
                                          ------------   ----------   ---------   -------
Pro forma net loss......................     $ (245)     $(138,797)   $(164,089)  $(9,521)
                                             ======      =========    =========   =======
Pro forma net loss per share, (basic and
  diluted)..............................     $(0.01)     $   (3.71)   $   (3.49)  $ (0.17)
                                             ======      =========    =========   =======

     The pro forma amounts are not representative of the effects on reported net income (loss) for future years.

     As of June 30, 1996 certain stockholders had an option to sell up to 280,565 shares of common stock to the Company at $19 per share which expired on September 30, 1996. Of the eligible shares, 276,469 were sold to the Company and were recorded as treasury stock.

     In January 1997 the Board of Directors approved an amendment to the Company's 401(k) plan which authorized up to 1,000,000 shares of Common Stock for the Company's matching contribution. In September 1997, 78,257 shares were issued out of treasury stock to fund the Company's match that accrued during the year ended June 30, 1997.

     As described below, the Company has issued certain stock warrants to third parties and has accounted for the issuance of such warrants in accordance with the provisions of EITF 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

     In January 1998 the Company entered into a 10-year processing agreement with a strategic partner. Under the terms of the agreement, the partner acquired 10-year warrants exercisable at $20 15/16 for 10 million shares of the Company's Common Stock. Three million warrants vested upon the execution of a related processing outsourcing agreement on March 9, 1998 which resulted in the Company recording a non-cash charge of $32.4 million. The charge was based on a Black-Scholes option model valuation of $10.80 per vested share using the following assumptions: risk-free rate of 5.7%, expected life of 10 years, and volatility rate of 56.4%. The remaining seven million warrants are to vest upon achievement of specific performance targets set forth in the agreement. Any shares acquired by the strategic partner under the terms of this agreement are subject to certain transfer and other restrictions. In March 1997 the Company entered into a consulting agreement with a third party. Under the terms of the agreement the consultant acquired 5-year options exercisable at $13.00 for up to 50,000 shares of the Company's Common Stock. In June of 1998, upon the execution of a processing agreement with a key customer, 25,000 of the options vested which resulted in the Company recording a non-cash charge of $418,000. The charge was based on a Black-Scholes option pricing model valuation of $16.73 per vested share using the following assumptions: risk-free rate of 5.6%, expected life of 4 years, and volatility rate of 56.4%. The remaining 25,000 options are to vest upon achievement of specific performance targets by the key customer set forth in the agreement. Any shares acquired by the consultant under the terms of the agreement are subject to certain transfer restrictions. In accordance with the terms of a joint marketing agreement, a strategic partner has warrants to purchase up to 650,000 shares of common stock at $20 per share should the partner attain certain customer acquisition targets.

     In September 1998 the Company offered an option repricing program to its employees. Under the terms of the offer, employees had one week to decide whether to cancel any outstanding option grant in its entirety and replace it on a share-for-share basis with an option grant with an exercise price equal to the fair market value of the Company's stock at the new grant date. Only those cancellations received within

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES one day after the designated grant date were accepted and any vested options in such canceled grants were forfeited. The lives of canceled historical grants typically ranged from three to five years with straight line vesting beginning one year from the original grant date. All newly issued option grants have a life of five years and vesting occurs at 40% beginning two years from the new grant date and 20% for each year thereafter. A total of 1,333,903 options were returned and had the offer taken place at June 30, 1998, the options exercisable would have reduced by 95,614 to 1,256,902.

16. PREFERRED STOCK

     In January 1997, the Company's Board of Directors declared a dividend distribution of Preferred Share Purchase Rights to protect its stockholders in the event of an unsolicited attempt to acquire the Company. On February 14, 1997, the Rights were issued to the Company's stockholders of record, with an expiration date of 10 years. Until a person or group acquires 15% or more of the Company's Common Stock, the Rights will automatically trade with the shares of Common Stock. Only when a person or group has acquired 15% or more of the Company's Common Stock, will the Rights become exercisable and separate certificates issued. Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock, the Rights are redeemable for $.001 per Right at the option of the Board of Directors.

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                    YEAR ENDED      SIX MONTHS     YEAR ENDED JUNE 30,
                                                   DECEMBER 31,   ENDED JUNE 30,   --------------------
                                                       1995            1996          1997        1998
                                                   ------------   --------------   ---------    -------
                                                                      (IN THOUSANDS)
Interest paid....................................     $  645         $    321      $    585     $  632
                                                      ------         --------      --------     ------
Income taxes paid................................     $  211         $    468      $  1,147     $1,434
                                                      ======         ========      ========     ======
Supplemental disclosure of non-cash investing and
  financing activities:
  Capital lease additions and purchase of other
     long-term assets............................     $  262         $    501      $  1,914     $  650
                                                      ======         ========      ========     ======
  Purchase price of business acquisitions........                    $265,239      $200,997     $1,000
  Less: Issuance of common stock and stock
     options pursuant to acquisitions............                     174,812       177,188
     Liabilities assumed.........................                      44,065         1,619        145
     Net present value of future payment due.....                                     9,610
     Cash acquired in acquisitions...............                       6,958         1,217
                                                                     --------      --------     ------
          Net cash paid..........................                    $ 39,404      $ 11,363     $  855
                                                                     ========      ========     ======

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

18. BUSINESS SEGMENTS

     Prior to 1996, the Company operated in one segment -- Electronic Commerce. Approximately 13% of the Company's revenues for the year ended December 31, 1995, were from a single customer. With the acquisition of Servantis in February 1996 and Security APL in May 1996, the Company now also operates in the Software and Institutional Investment Services segments. The net revenues of each segment are principally domestic, and no single customer accounted for 10% or more of consolidated revenues for the six months ended June 30, 1996 or the years ended June 30, 1997 and 1998. A further description of each business segment follows:

     - Electronic Commerce Electronic commerce includes electronic home banking, electronic bill payment and business payments. These services are primarily directed to financial institutions and businesses and their customers.

     - Software Software services includes end-to-end software products for ACH processing, account reconciliation, wire transfer, mortgage loan origination and servicing, lease accounting and debt recovery. These products and services are primarily directed to financial institutions and large corporations.

     - Investment Services Investment services includes investment portfolio management services and investment trading and reporting services. These products and services are primarily directed to institutional investment managers.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

     The following sets forth certain financial information attributable to the Company's business segments for the six months ended June 30, 1996 and the years ended June 30, 1997 and 1998 (in thousands):

                                                       SIX-MONTHS          YEAR ENDED
                                                          ENDED       --------------------
                                                      JUNE 30, 1996     1997        1998
                                                      -------------   ---------   --------
Revenues:
  Electronic Commerce...............................    $  29,783     $  85,926   $137,972
  Software..........................................       18,271        68,113     66,143
  Investment Services...............................        2,986        22,406     29,749
                                                        ---------     ---------   --------
          Total.....................................    $  51,040     $ 176,445   $233,864
                                                        =========     =========   ========
Operating income (loss):
  Electronic commerce, including charge for acquired
     in-process research and development of $140,000
     in 1997........................................    $ (92,160)    $(160,195)  $(39,423)
  Software, including charge for acquired in-process
     research and development of $719 in 1998.......      (24,675)        4,324     48,854
  Investment Services...............................      (28,629)        2,171      5,040
  Corporate.........................................       (2,701)      (21,449)   (21,647)
                                                        ---------     ---------   --------
          Total.....................................    $(148,165)    $(175,149)  $ (7,176)
                                                        =========     =========   ========
Identifiable assets:
  Electronic Commerce...............................    $  29,425     $  59,265   $ 70,192
  Software..........................................       96,844        61,701     39,346
  Investment Services...............................       25,099        23,187     21,187
  Corporate.........................................       44,862        79,683    119,387
                                                        ---------     ---------   --------
          Total.....................................    $ 196,230     $ 223,836   $250,112
                                                        =========     =========   ========
Capital expenditures:
  Electronic Commerce...............................    $   4,651     $   3,182   $ 19,532
  Software..........................................        1,087         1,171      2,197
  Investment Services...............................          686         1,973        895
  Corporate.........................................          666         3,429      5,315
                                                        ---------     ---------   --------
          Total.....................................    $   7,090     $   9,755   $ 27,939
                                                        =========     =========   ========
Depreciation and amortization:
  Electronic Commerce...............................    $   1,698     $   2,094   $  9,964
  Software..........................................        4,345        10,501      6,051
  Investment Services...............................          632         4,379      4,558
  Corporate.........................................          322         7,945      4,426
                                                        ---------     ---------   --------
          Total.....................................    $   6,997     $  24,919   $ 24,999
                                                        =========     =========   ========

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following quarterly financial information for the years ended June 30, 1997 and 1998 includes all adjustments necessary for a fair presentation of quarterly results of operations:

                                                                   QUARTER ENDED
                                              --------------------------------------------------------
                                              SEPTEMBER 30,   DECEMBER 31,    MARCH 31,     JUNE 30,
                                              -------------   ------------   -----------   -----------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
FISCAL 1997
Total revenue...............................   $    32,662    $    38,505    $    50,188   $    55,089
Loss from operations........................       (12,263)        (8,695)      (144,957)       (9,235)
Net loss....................................        (7,730)        (5,321)      (142,856)       (5,905)
Loss per share (basic and diluted)..........   $     (0.19)   $     (0.13)   $     (2.83)  $     (0.11)
                                               ===========    ===========    ===========   ===========
Basic and diluted equivalent number of
  shares....................................    41,620,174     41,533,981     50,499,173     5,446,762
                                               ===========    ===========    ===========   ===========
FISCAL 1998
Total revenue...............................   $    52,087    $    56,515    $    61,750   $    63,512
Income (loss) from operations...............        17,187         (2,771)       (29,323)        7,731
Net income (loss)...........................         9,771         (1,692)       (17,540)        5,758
Earnings (loss) per share (basic and
  diluted)..................................   $      0.17    $     (0.03)   $     (0.32)  $      0.10
                                               ===========    ===========    ===========   ===========
Basic equivalent number of shares...........    56,702,917     55,028,174     55,281,335    55,375,715
                                               ===========    ===========    ===========   ===========
Dilutive equivalent number of shares........    56,919,685     55,028,174     55,281,335    55,735,090
                                               ===========    ===========    ===========   ===========

     The sum of quarterly earnings (loss) per share does not equal the year-to-date earnings (loss) per share for the respective fiscal periods due to changes in number of shares outstanding at each quarter end.

     Significant Fourth Quarter Adjustments -- In the fourth quarter of 1998 the Company recorded adjustments to reduce its 401(k) match accrual by $2.4 million and its management incentive bonus accrual by $1.7 million. Both incentive amounts had been provided for ratably over the year in anticipation of achievement of financial results that would have resulted in distribution of the amounts accrued in accordance with related plan provisions.

20. SUBSEQUENT EVENTS

     On July 6, 1998 the Company divested itself of certain software related to its leasing line of business. The Company paid the acquiring party $639,000 in cash and agreed to five additional quarterly installments of $60,000 each. Additionally, in conjunction with this transaction, the Company agreed to pay $3.0 million to a customer to relieve the Company and acquiring party of further obligations relating to a product related consulting agreement. The expected loss of $4.7 million was recorded as an accrued liability in the fourth quarter of the year ended June 30, 1998 and is included in the Net Gain on Dispositions of Assets in the Company's Statement of Operations.

     On September 11, 1998 the Company sold certain software and other assets related to its mortgage line of business for $21.1 million. As part of the sale agreement, the Company retained responsibility for certain customer obligations and agreed to subcontract with the acquiring company to perform consulting services relating to retained customer obligations. The estimated gain on the sale transaction of approximately $5.4 million will be recorded in the first quarter of fiscal 1999.

                      [This page intentionally left blank]

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              JUNE 30,    MARCH 31,
                                                                1998        1999
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $  36,535   $  16,199
  Investments...............................................     24,533       9,425
  Accounts receivable, net..................................     32,960      45,695
  Assets held for sale......................................     15,881          --
  Notes receivable..........................................     14,882      15,390
  Prepaid expenses..........................................      4,678       6,461
  Deferred income taxes.....................................      7,231      10,160
                                                              ---------   ---------
          Total current assets..............................    136,700     103,330
  Property and equipment, net...............................     50,920      58,087
  Capitalized software, net.................................     11,387      17,955
  Intangible assets, net....................................     30,474      47,173
  Investments...............................................      1,006          --
  Deferred income taxes.....................................     12,889      17,505
  Other noncurrent assets...................................      6,736       6,640
                                                              ---------   ---------
          Total.............................................  $ 250,112   $ 250,690
                                                              =========   =========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   8,536   $   7,704
  Accrued liabilities and other.............................     30,365      26,373
  Current portion of long-term obligations..................      1,180       1,072
  Deferred revenue..........................................     19,710      23,708
                                                              ---------   ---------
          Total current liabilities.........................     59,791      58,857
  Long-term obligations -- less current portion.............      6,467       6,616
                                                              ---------   ---------
          Total liabilities.................................     66,258      65,473
Commitments and contingencies
Stockholders' equity:
  Preferred stock -- 15,000,000 authorized shares, $.01 par
     value; no shares issued or outstanding.................         --          --
  Common stock -- 150,000,000 authorized shares, $.01 par
     value; issued 56,364,839 shares, 57,219,744 shares;
     outstanding 56,364,839 shares, 51,670,363 shares.......        564         517
  Additional paid-in capital................................    492,109     479,558
  Treasury stock -- at cost, 963,295 shares, no shares......     (4,362)         --
  Accumulated deficit.......................................   (304,457)   (294,858)
                                                              ---------   ---------
          Total stockholders' equity........................    183,854     185,217
                                                              ---------   ---------
          Total.............................................  $ 250,112   $ 250,690
                                                              =========   =========

  See Notes to Interim Unaudited Condensed Consolidated Financial Statements.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                NINE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Revenues:
  Processing and servicing..................................  $115,093    $145,468
  License...................................................    21,411      10,005
  Maintenance...............................................    19,904      13,314
  Other.....................................................    13,945      10,592
                                                              --------    --------
          Total revenues....................................   170,353     179,379
Expenses:
  Cost of processing, servicing and support.................    94,332     107,572
  Research and development..................................    26,157      16,539
  Sales and marketing.......................................    22,002      21,945
  General and administrative................................    15,748      21,556
  Depreciation and amortization.............................    19,380      18,001
  In-process research and development.......................       719       2,201
  Charge for stock warrants.................................    32,409          --
  Exclusivity amortization..................................     2,963          --
                                                              --------    --------
          Total expenses....................................   213,710     187,814
Net gain on dispositions of assets..........................    28,449       3,914
                                                              --------    --------
Loss from operations........................................   (14,908)     (4,521)
Interest, net...............................................     1,866       1,698
                                                              --------    --------
Loss before income taxes....................................   (13,042)     (2,823)
Income tax benefit..........................................    (3,581)    (12,422)
                                                              --------    --------
Net income (loss)...........................................  $ (9,461)   $  9,599
                                                              ========    ========
Basic earnings per share:
  Net income (loss) per common share........................  $  (0.17)   $   0.18
                                                              ========    ========
  Equivalent number of shares...............................    54,989      52,696
                                                              ========    ========
Diluted earnings per share:
  Net income (loss) per common share........................  $  (0.17)   $   0.17
                                                              ========    ========
  Equivalent number of shares...............................    54,989      56,117
                                                              ========    ========

  See Notes to Interim Unaudited Condensed Consolidated Financial Statements.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    NINE MONTHS ENDED MARCH 31,
                                                             -----------------------------------------
                                                                    1998                  1999
                                                             -------------------   -------------------
                                                                          (IN THOUSANDS)
Cash Flows From Operating Activities:
  Net income (loss)........................................  $            (9,461)  $             9,599
  Adjustments to reconcile net income (loss) to cash
     provided by (used in) operating activities:
     Charge for stock warrants.............................               32,409                    --
     Depreciation and amortization.........................               19,380                18,001
     Exclusivity amortization..............................                2,963                    --
     Deferred income taxes (net of acquisitions)...........               (4,082)              (10,418)
     Net gain on dispositions of assets....................              (28,449)               (3,914)
     Write-off of in-process research and development......                  719                 2,201
     Loss on disposal of property and equipment............                  506                   202
     Proceeds from maturities and sales of
       investments-trading.................................                   --                18,169
     Purchases of investments-trading......................                   --                (3,061)
     Changes in operating assets and liabilities (net of
       acquisitions):
       Accounts receivable, net............................               (6,228)               (6,401)
       Prepaid expenses and other..........................               (1,408)                1,570
       Accounts payable....................................               (2,222)                 (943)
       Accrued liabilities and customer deposits...........                2,725                (1,012)
       Deferred revenues...................................                2,019                 5,257
       Income taxes payable................................                   30                (4,541)
                                                             -------------------   -------------------
          Net cash provided by operating activities........                8,901                24,709
Cash Flows From Investing Activities:
  Purchase of property and software........................              (17,183)              (21,581)
  Capitalization of software development costs.............                   --                (5,111)
  Proceeds from the sale of property and equipment.........                  344                    --
  Purchase of business, net of cash acquired...............              (11,000)                 (125)
  Proceeds from purchase price adjustment..................                8,889                    --
  Proceeds from the sale of assets.........................               36,900                11,421
  Purchase of investments..................................               (7,941)                   --
  Proceeds from maturities and sales of investments, net...               12,372                 1,006
                                                             -------------------   -------------------
          Net cash provided by (used in) investing
            activities.....................................               22,381               (14,390)
Cash Flows From Financing Activities:
  Repayment of notes payable...............................               (1,144)                 (752)
  Principal payments under capital lease obligations.......                 (549)                 (822)
  Purchase of treasury stock...............................                   --               (31,335)
  Proceeds from exercise of stock options including related
     tax benefits..........................................                1,544                 1,184
  Proceeds from employee stock purchase plan...............                  754                 1,070
                                                             -------------------   -------------------
          Net cash provided by (used in) financing
            activities.....................................                  605               (30,655)
                                                             -------------------   -------------------
Net Increase (Decrease) In Cash And Cash Equivalents.......               31,887               (20,336)
Cash And Cash Equivalents At Beginning Of Period...........               32,086                36,535
                                                             -------------------   -------------------
Cash And Cash Equivalents At End Of Period.................  $            63,973   $            16,199
                                                             ===================   ===================
Supplemental Disclosure of Cash Flow Information
  Interest paid............................................  $               401   $               491
                                                             ===================   ===================
  Income taxes paid........................................  $             1,587   $             2,392
                                                             ===================   ===================
  Capital lease additions..................................  $                --   $             1,583
                                                             ===================   ===================
  Stock funding of 401(k) match............................  $             1,692   $             1,932
                                                             ===================   ===================

  See Notes to Interim Unaudited Condensed Consolidated Financial Statements.

                CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

     NOTES TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE NINE MONTHS ENDED MARCH 31, 1998 AND 1999

     1. The accompanying condensed consolidated financial statements and notes thereto have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for Form 10-Q and include all of the information and disclosures required by generally accepted accounting principles for interim financial reporting. The results of operations for the nine months ended March 31, 1998 and 1999 are not necessarily indicative of the results for the full year.

     These financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Company's Annual Report filed with the Securities and Exchange Commission on Form 10-K. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair representation of financial results for the interim periods presented.

     2. Basic earnings (loss) per common share amounts were computed by dividing income (loss) available to stockholders by the weighted average number of shares outstanding. Diluted per-common-share amounts assume the issuance of common stock for all potentially dilutive equivalent shares outstanding except in loss periods when such an adjustment would be anti-dilutive. The following table reconciles differences in income and shares outstanding between basic and dilutive for the periods indicated.

                                                         FOR THE NINE MONTHS ENDED
                             ---------------------------------------------------------------------------------
                                         MARCH 31, 1998                            MARCH 31, 1999
                             ---------------------------------------   ---------------------------------------
                               INCOME         SHARES       PER-SHARE     INCOME         SHARES       PER-SHARE
                             (NUMERATOR)   (DENOMINATOR)    AMOUNT     (NUMERATOR)   (DENOMINATOR)    AMOUNT
                             -----------   -------------   ---------   -----------   -------------   ---------
Basic EPS
  Income (loss) available
     to common
     shareholders..........    $(9,461)       54,989        $(0.17)      $9,599         52,696         $0.18
                                                            ======                                     =====
Effect of Dilutive
  Securities Stock
  Options..................          0             0                          0          3,421
                               -------        ------                     ------         ------
Diluted EPS
  Income (loss) available
     to stockholders and
     assumed conversions...    $(9,461)       54,989        $(0.17)      $9,599         56,117         $0.17
                               =======        ======        ======       ======         ======         =====

     Options to purchase shares of common stock at various prices outstanding at March 31, 1998 and 1999, that were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares during the were as follows:

                                                                  MARCH 31,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
Nine Month Period Ended.....................................  232,384   587,083
                                                              =======   =======

     3. In the quarter ended September 30, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The Statement requires disclosure of total non-shareowner changes in equity in interim periods and additional disclosures of the components of non-shareowner changes in equity on an annual basis. Total non-shareowner changes in equity includes all changes in equity during a period except those resulting from investments by and distributions to shareowners. The only components of comprehensive income applicable to the Company would be unrealized gains or losses on the Company's available-for-sale securities. There were no available-for-sale securities held during the nine month period ended March 31, 1999 and the carrying value of available-for-sale securities held during the nine month period ended March 31, 1998 approximated market value.

As a result, there were no reported unrealized gains or losses reported on available-for-sale securities in either period.

     4. In the quarter ended September 30, 1998, the Company adopted Statement of Position ("SOP") 97-2, "Software Revenue Recognition." The Statement provides guidance for recognizing revenue on software transactions and supercedes SOP 91-1, "Software Revenue Recognition." The adoption of the Statement did not result in a material impact on reported results.

     5. In the quarter ended September 30, 1998, the Company issued 74,981 shares of common stock out of treasury to fund its 401(k) match, the cost of which was accrued during the year ended June 30, 1998. Additionally, during the quarter ended September 30, 1998, the Company issued 48,631 shares of common stock out of treasury in conjunction with the employee stock purchase plan, which was funded through employee payroll deductions accumulated in the immediately preceding six-month period. During the quarter ended March 31, 1999, the Company issued an additional 48,748 shares of common stock in conjunction with the employee stock purchase plan, covering the immediately preceding six-month period.

     6. During the quarter ended September 30, 1998, the Company purchased 575,000 shares of its common stock and recorded them as treasury shares. During the quarter ended December 31, 1998, the Company purchased an additional 4,130,341 shares of its common stock and recorded them as treasury shares. At March 31, 1999, the Company had retired all shares of its treasury stock.

     7. On September 11, 1998, the Company sold certain software and other assets related to its mortgage line of business for $19.1 million, net of a working capital adjustment. As part of the sales agreement, the Company retained responsibility for certain customer obligations and agreed to subcontract with the acquiring company to perform consulting services at retail hourly rates for these retained obligations. The Company received cash of $15 million, net of $4.0 million of prepaid subcontract services due the acquiring company. The net gain on the sale of $6.4 million is included in the Net Gain on Dispositions of Assets in the Company's Statement of Operations. Certain assets of this business were acquired in the October 1997 acquisition of Advanced Mortgage Technologies, Inc. ("AMTI"), and in connection with the acquisition, the Company acquired certain in-process research and development assets (valued at $719,000) which were written off at the time of the acquisition. Such research and development projects continued to be developed as planned by the Company, and are included in the software and other assets sold on September 11, 1998.

     8. On October 1, 1998, the Company sold certain software and other assets related to its imaging line of business for $0.8 million consisting of a note receivable of $0.5 million and future services of $0.3 million. The estimated loss on the sale of $2.4 million was recorded in the quarter ended September 30, 1998 and is included in the Net Gain on Dispositions of Assets in the Company's Statement of Operations.

     9. In the quarter ended December 31, 1998, a special purpose subsidiary was created to administer the Company's employee medical benefits program. The Company owns a controlling interest in the subsidiary and, therefore, the accompanying condensed consolidated financial statements include the subsidiary's results of operations.

     10. In the quarter ended December 31, 1998, the Company reported a one-time tax benefit of approximately $12.2 million arising out of the creation of the special purpose subsidiary described above. In addition, the Company's annual effective tax rate, exclusive of the impact of the one-time tax benefit, decreased from approximately 45% to approximately 38%, on a year to date basis, primarily due to state job tax credits, and increased tax-exempt interest.

     11. On March 8, 1999, the Company acquired Mobius Group, Inc. ("Mobius Group") for a total of $19.1 million, consisting of 537,314 shares of common stock valued at $18 million, $0.2 million of acquisition costs, and $0.9 million of assumed debt. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their preliminary fair values at the date of the acquisition. The values ascribed to acquired intangible assets and their respective useful lives are as follows:

                                                                INTANGIBLE     USEFUL
                                                                  ASSET         LIFE
                                                              --------------   ------
                                                              (IN THOUSANDS)
Goodwill....................................................     $10,392         15
Customer base...............................................       4,429         15
Tradenames..................................................       3,709         10
Existing product technology.................................       1,864          5
Workforce...................................................         940          5

     Amortization of intangible assets is on a straight line basis over the assets' respective useful life. Mobius Group's operations are included in the condensed consolidated statements of operations from the date of acquisition.

     At the acquisition date, Mobius had four products under development that had not demonstrated technological or commercial feasibility. These products included M-Plan Retirement & Estate Planning Modules, M-Plan Cash Flow, Tax and Education Planning Modules, a new version of M-Search and a new version of M-Vest. The in-process technology has no alternative use in the event that the proposed products do not prove to be feasible. These development efforts fall within the definition of In-Process Research and Development ("IPR&D") contained in Statement of Financial Accounting Standards ("SFAS") No. 2.

     M-Plan Integrated Financial Planning System: M-Plan will be a Windows based integrated financial planning system for retirement and estate planning, cash flow, tax and educational planning and capital needs analysis. It will produce over 100 reports for retirement, new investments, estate planning, and other analysis as well as provide historical returns and standard deviations for various asset allocations integrated with extensive modeling to provide detailed and usable analysis. M-Plan's wizards will give users the ability to produce and to analyze alternative scenarios quickly. M-Plan will consist of five main disciplines: Retirement and Estate Planning, Cash Flow, Tax and Education modules. M-Plan Retirement and Estate Planning are the core disciplines; a user must own one of these two in order to add future disciplines.

     - M-Plan Retirement & Estate Planning Modules: Significant development is required to convert trust and gift tax calculations from formulas to C++ programming language. Additionally, work must be performed to create necessary database fields to capture a variety of user scenario analyses. These modules will be used by sophisticated financial planners that will be expected to produce reports for a variety of individuals with specific circumstances and therefore, calculations must produce results under all possible scenarios. In addition, there are over 100 reports to be programmed and customized into usable and readable format and Mobius does not currently have the ability to insert data into all of the reports. Finally, developed technology is not in a modular format and, as M-Plan will be sold in modules, additional work must be performed to divide code into modules.

     - Cash Flow, Tax and Education Planning Modules: Reports for the Cash Flow Planning module have not yet been developed. Mobius had not yet determined how it would integrate tax tables into its tax calculations, as only tax rate calculations are currently available in the Tax Planning module and significant work remains to complete reports and database fields. There has been no significant data gathering for the Education Planning module and therefore the code had not yet been written for the calculations, the database fields and the reports.

     The technology utilized in the M-Plan is based entirely on new technology. Although the Company has been selling another comprehensive financial planning program, it operated on a DOS platform and the new programs are being developed in C++ for Windows.

     M-Search Revision: M-Search is Mobius Group's Investment Manager Database System, containing comprehensive qualitative and quantitative data on over 1,300 investment management firms and 5,000 composites. In-process development is designed to allow the user to customize reports based on selection criteria, which the current version does not offer. This effort requires a rewrite of a significant portion of the source code. Based on engineers' estimates of the percentage of reuse of developed technology within particular components of the product, 25% of its value is attributable to core technology.

     M-Vest Revision: M-Vest is Mobius Group's 16-bit asset allocation system that is under development to port the entire program over to 32-bit. This development effort requires significant changes to the user interface, a revision of most of the reports and changes to core algorithms. Management estimates that it would have taken six man months to recreate the code from the beginning and the entire porting would take 12 man months and as a result, 30% of its value is attributable to core technology.

     The following table presents information regarding the status of various in-process research and development projects acquired in connection with the Mobius Group acquisition:

                                        ESTIMATED STAGE      EXPECTED      EXPECTED COST
                                         OF COMPLETION       RELEASE        TO COMPLETE       VALUATION
                                        ---------------   --------------   --------------   --------------
                                                                           (IN THOUSANDS)   (IN THOUSANDS)
M-Plan:
  Retirement and Estate Planning
     Module...........................        92%         May 1999              $ 49            $  693
  Cash Flow, Tax and Education
     Module...........................        64%         December 1999          208               183
M-Search Revision.....................        56%         September 1999         176             1,218
M-Vest Revision.......................        20%         September 1999         220               107
                                                                                ----            ------
          Total.......................                                          $653            $2,201
                                                                                ====            ======

     The method used to allocate the purchase consideration to IPR&D was the modified income approach. Under the income approach, fair value reflects the present value of the projected free cash flows that will be generated by the IPR&D projects and that is attributable to the acquired technology, if successfully completed. The modified income approach takes the income approach, modified to include the following factors:

     - Analysis of the stage of completion of each project;

     - Exclusion of value related to research and development yet-to-be completed as part of the on-going IPR&D projects; and

     - The contribution of existing products/technologies.

     The projected revenues used in the income approach are based upon the incremental revenues associated with a portion of the project related to Mobius technology likely to be generated upon completion of the project and the beginning of commercial sales, as estimated by Company management. The projections assume that the product will be successful and the products' development and commercialization are as set forth by management. The discount rate used in this analysis is an after-tax rate of 20%.

     Certain risks and uncertainties are associated with the completion of the development with a reasonable projected period of time. Such risks include:

     - The Retirement and Estate Planning module has been sent to a development partner for testing and identification of errors. Due to the nature of the product and the necessity that all calculations work correctly in order for the product to be commercially viable and to function as designed, this testing is considered a significant part of the development effort.

     - The Cash Flow module reports have not been developed. As the reports are the only output seen by the end user, this represents a major development effort.

     - The Company has not yet determined how it will integrate tax tables into its tax calculation in the tax module. Significant work remains to complete reports and database fields.

     - For the Education Module, significant data gathering had not occurred and, therefore, the code had not yet been written for the calculations, the database fields, and the reports.

     - Significant risks still exist related to the completion and reintegration of the M-Plan Modules (Retirement and Estate Planning and Cash Flow, Tax, and Education Modules). For example, a user who borrows for education purposes from his retirement fund should see his retirement decrease (in the Retirement Module) and education investment increase (in the Education Module).

     - The M-Plan Modules are based entirely on new technology, since they are written in C++ for a Windows platform and utilize no existing technology.

     - M-Vest is Mobius Group's current asset allocation system. There is an on-going development program to migrate this program to run on 32-bit hardware. This effort requires significant changes to interfaces, to reports and some core algorithms.

     - Each of the acquired IPR&D projects have not demonstrated their technological or commercial feasibility as of the valuation date. Significant risks exist because of uncertainties the Company may face in the form of time and costs necessary to produce technologically feasible products.

     - If the proposed products fail to become viable, there is uncertainty that the Company would be able to realize any value from the sale of the technology to another party.

     Consistent with the Company's policy for internally developed software, the Company determined the amounts to be allocated to IPR&D based on whether technological feasibility had been achieved and whether there was any alternative future use for the technology. As of the date of the acquisition, the Company concluded that the IPR&D had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software and internal usage.

     The following unaudited proforma information presents the results of operations of the Company as if the acquisition had taken place on July 1, 1997, and excludes the write-off of purchased research and development of $2.2 million:

                                                             NINE MONTHS      NINE MONTHS
                                                                ENDED            ENDED
                                                            MARCH 31, 1998   MARCH 31, 1999
                                                            --------------   --------------
Revenues..................................................     $174,710         $184,550
Net income (loss).........................................     $ (9,226)        $ 12,175
Basic earnings per share:
  Net income (loss) per common share......................     $  (0.17)        $   0.23
  Equivalent number of shares.............................       55,526           53,188
Diluted earnings per share:
  Net income (loss) per common share......................     $  (0.17)        $   0.22
  Equivalent number of shares.............................       55,526           56,609

     12. During the quarter ended March 31, 1999, the Company established a deferred compensation plan (the "DCP") covering highly-compensated employees. Under the plan, eligible employees may contribute a portion of their salary on a pre-tax basis. The DCP is a non-qualified plan, therefore the associated liabilities are included in the condensed consolidated balance sheets. In addition, the Company is establishing a rabbi trust to finance obligations under the DCP with corporate-owned life insurance policies on participants. The cash surrender value of such policies is also included in the condensed consolidated balance sheets.

     13. During the week of April 26, 1999, the Company experienced a system error that led some users of its electronic billing and payment service to experience intermittent problems accessing and using the system. The Company believes that reserves established for service level agreements are sufficient to cover contractually determined penalties due to customers resulting from this error.

     14. On March 2, 1999, Intuit filed a lawsuit against the Company in the Superior Court of Santa Clara County, California. In the lawsuit, Intuit alleges that the Company threatened to violate the terms of an April 1998 bill presentment services contract and requests the court to provide equitable relief and other remedies. The parties to the lawsuit have agreed that the outcome of the case would be determined by arbitration. The arbitration has commenced and proceedings are currently being held to determine the outcome of the dispute. The net financial impact on the Company of the arbitration is not possible to determine at this time given the outstanding issues. The ultimate outcome is not expected to have a material adverse effect on the Company's business, financial condition or results of operations.

     15. In June 1997, the Financial Accounting Statements Board ("FASB") issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS 131 redefines how operating segments are determined and requires disclosures of certain financial and description information about a company's operating segments. The adoption of SFAS 131 is not expected to have a material impact on the Company's financial statement disclosures.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will require that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. SFAS No. 133 will be effective for the Company's first quarter of fiscal 2000. The Company is in the process of evaluating the effects of this new statement.

     In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The statement distinguishes accounting for the costs of computer software developed or obtained for internal use from guidance under SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The adoption of SOP 98-1 is not expected to have a material impact on the Company's software capitalization policies or financial statement disclosures.

     16. Certain amounts in the June 30, 1998 balance sheet have been reclassified to conform with the March 31, 1999 presentation. In addition, certain amounts in the condensed consolidated statements of operations for the nine months ended March 31, 1998 have been reclassified to conform with the March 31, 1999 presentation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,500,000 SHARES

                           (CHECKFREE HOLDINGS LOGO)

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                                 BT ALEX. BROWN

                               HAMBRECHT & QUIST

                           U.S. BANCORP PIPER JAFFRAY

                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses to be paid by the Company in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee:

SEC registration fee........................................  $ 49,279
NASD filing fee.............................................    18,226
Nasdaq National Market listing fee..........................    17,500
Printing and engraving fee..................................   125,000
Legal fees and expenses.....................................   225,000
Accounting fees and expenses................................    50,000
Blue Sky fees and expenses (including fees of counsel)......     5,000
Transfer agent and registrar's fees and expenses............     5,000
Miscellaneous expenses......................................    29,995
                                                              --------
          Total.............................................  $525,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) Article IX of the Registrant's By-Laws (the "By-Laws") provides that the Registrant shall, to the fullest extent permitted by applicable law as then in effect, indemnify any person who is or was involved or threatened to be made so involved in any action by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another entity. The right to indemnification includes the right to receive payment of expenses in advance of the final disposition of the proceeding. All indemnification rights in Article IX are contract rights. The Registrant also may provide indemnification for employees, agents, attorneys and representatives of the Registrant by action of its board of directors. Article IX expressly states that no amendment to the By-Laws or the Certificate of Incorporation shall adversely affect any right to indemnification for acts occurring prior to such amendment. The right of indemnification is not exclusive of any other rights of indemnification that may be available.

     In determining the right to indemnification under Article IX, the Registrant has the burden of proof that the indemnitee has not met the applicable standard of conduct. If successful in whole or in part in such a proceeding, the indemnitee is entitled to be indemnified for expenses incurred in connection with such proceeding. All reasonable expenses incurred by an indemnitee in connection with any proceeding shall be advanced by the Registrant after receipt of a statement from the indemnitee requesting such advance.

     Article IX provides that the Registrant may purchase and maintain insurance in connection with any expenses, liability or loss relating to any proceeding, whether or not the Registrant would have the power to indemnify the officer, director, employee, agent, attorney, trustee or representative. The Registrant also may enter into indemnification contracts with any of the foregoing persons, which contracts are deemed specifically approved and authorized by the stockholders and not subject to invalidity by reason of any interested directors.

     If any provision of Article IX is held invalid, illegal or unenforceable, the remaining provisions of Article IX shall not be affected. An indemnitee also may elect, as an alternative to the Article IX procedures, to follow procedures authorized by applicable corporate law or statute. Article IX sets forth specific procedures for the advancement of expenses and for the determination of entitlement to indemnification. Entitlement to indemnification shall be determined by a majority vote of disinterested directors, by a written opinion of independent counsel under certain circumstances, by the Registrant's stockholders, if a majority of the disinterested directors determines the issue should be submitted to the stockholders, or, if none of the persons empowered to make a determination have been appointed and have made a determination within 60 days after the receipt of a request for indemnification, the indemnitee is deemed to be entitled to indemnification unless the indemnitee misrepresented or omitted a material fact in making or supporting his request for indemnification or the indemnification is prohibited by law. The termination of an action by judgment, order, settlement or conviction or upon a plea of nolo contendere does not adversely affect the right of an indemnitee to indemnification or create any presumption with respect to any standard of conduct. An indemnitee is entitled to indemnification for expenses if he is successful on the merits, if the action is terminated without a determination of liability on the part of the indemnitee or if the indemnitee was not a party to the action. An indemnitee who is determined not to be entitled to indemnification may appeal such determination either through the courts or by arbitration.

     (b) Under Section 145 of the Delaware General Corporation Law, indemnification of any person who is or was a party or threatened to be made so in any action by reason of the fact that he is or was a director, officer, employee or agent of the corporation or was serving as such of another corporation or enterprise at the request of the corporation is permitted against expenses (including attorneys' fees), judgments fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in such proceeding where the indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in criminal actions, where he had no reasonable cause to believe his conduct was unlawful. Indemnification is also permitted in lawsuits brought by or on behalf of the corporation if the standards of conduct described above are met, except that no indemnification is permitted in respect to any matter in which the person is adjudged to be liable to the corporation unless a court shall determine that indemnification is fair and reasonable in view of all the circumstances of the case. Indemnification against expenses (including attorneys' fees) actually and reasonably incurred by directors, officers, employees and agents is required under Section 145 of the Delaware Law in those cases where the person to be indemnified has been successful on the merits or otherwise in defense of a lawsuit of the type described above. In cases where indemnification is permissive, a determination as to whether the person met the applicable standard of conduct must be made (unless ordered by a court) by majority vote of the disinterested directors, by a committee of the disinterested directors designated by a majority vote of such directors, even though less than a quorum, by independent legal counsel, or by the stockholders. Such indemnification rights are specifically not deemed to be exclusive of other rights of indemnification by agreement or otherwise and the corporation is authorized to advance expenses incurred prior to the final disposition of a matter upon receipt of an undertaking to repay such amounts on a determination that indemnification was not permitted in the circumstances of the case.

     (c) Under Section 145 of the Delaware Law and Article IX of the By-Laws, the Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant, or who, while serving in such capacity, is or was at the request of the Registrant, a director, officer, employee or agent of another corporation or other enterprise, against liability asserted against or incurred by such person in any such capacity whether or not the Registrant would have the power to provide indemnity under Section 145 or the By-Laws. The Registrant has obtained insurance that, subject to certain exceptions, insures the directors and officers of the Registrant and its subsidiary.

     (d) The Registrant has entered into indemnification contracts with its directors and certain officers which provides that such directors and officers will be indemnified to the fullest extent provided by Section 145 of the Delaware Law (or such other future statutory provision authorizing or permitting indemnification) against all expenses (including attorneys' fees), judgments, fines and settlement amounts, actually and reasonably paid or incurred by them in any action or proceeding, including any action by or in the right of the Registrant, by reason of the fact that they were a director, officer, employee or agent of the Registrant, or were serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     No indemnity will be provided under such indemnification contracts (i) except to the extent that the aggregate losses to be indemnified pursuant thereto exceed the amount for which the indemnitee is indemnified pursuant to any directors and officers liability insurance purchased and maintained by the Registrant; (ii) in respect to remuneration paid to an indemnitee if it shall be determined by a final judgment that such remuneration was in violation of law; (iii) on account of any suit in which judgment is rendered against an indemnitee for an accounting of profits made from the purchase or sale by indemnitee of securities of the Registrant pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law; (iv) on account of the indemnitee's act or omission being finally adjudged to have been not in good faith or involving intentional misconduct or a knowing violation of law; or (v) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

     (e) The underwriting agreement provides for indemnification of the Registrant's directors and officers by the Underwriters. The indemnification provided for by the Underwriters is limited to matters arising in connection with this registration statement.

     (f) Article EIGHTH of the Registrant's Restated Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any unlawful payment of a dividend or unlawful stock purchase or redemption; or (iv) for any transaction from which the director derived any improper personal benefit.

     The above discussion of the Registrant's By-Laws, Restated Certificate of Incorporation, indemnification agreements, and of Section 145 of the Delaware Law is not intended to be exhaustive and is respectively qualified in its entirety by such By-Laws, Restated Certificate of Incorporation and statutes.

ITEM 16.  EXHIBITS

EXHIBIT                                  EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1        --   *Form of Purchasing Agreement, dated as of        , 1999,
               among the Company and Merrill Lynch & Co., Merrill Lynch,
               Pierce, Fenner & Smith Incorporated, BT Alex. Brown
               Incorporated, Hambrecht & Quist LLC, and U.S. Bancorp Piper
               Jaffray Inc. as representatives of several underwriters.
 2(a)     --   Asset Purchase Agreement, dated as of July 1, 1997, among
               CheckFree Corporation, Servantis Systems Holdings, Inc.,
               Servantis Systems, Inc., London Bridge Software Holdings
               plc, and LBSS, Inc. (Reference is made to Exhibit 2 to the
               Current Report on Form 8-K, dated July 1, 1997, filed with the Securities and Exchange Commission on July 3, 1997, and
               incorporated herein by reference.)
 2(b)     --   Agreement and Plan of Merger, dated as of December 22, 1997, among the Company, CheckFree Corporation, and CheckFree
               Merger Corporation. (Reference is made to Exhibit 2 to the
               Current Report on Form 8-K, dated December 22, 1997, filed with the Securities and Exchange Commission on December 30,
               1997, and incorporated herein by reference.)
 3(a)     --   Restated Certificate of Incorporation of the Company.
               (Reference is made to Exhibit 3(a) to the Current Report on
               Form 8-K, dated December 22, 1997, filed with the Securities and Exchange Commission on December 30, 1997, and
               incorporated herein by reference.)
 3(b)     --   By-Laws of the Company. (Reference is made to Exhibit 3(b)
               to the Current Report on Form 8-K, dated December 22, 1997, filed with the Securities and Exchange Commission on
               December 30, 1997, and incorporated herein by reference.)
 3(c)     --   Form of Specimen Stock Certificate. (Reference is made to
               Exhibit 3(c) to the Current Report on Form 8-K, dated
               December 22, 1997, filed with the Securities and Exchange
               Commission on December 30, 1997, and incorporated herein by reference.)

EXHIBIT                                  EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 4(a)     --   Articles FOURTH, FIFTH, SEVENTH, EIGHTH, TENTH AND ELEVENTH
               of the Company's Restated Certificate of Incorporation
               (contained in the Company's Restated Certificate of
               Incorporation filed as Exhibit 3(a) hereto) and Articles II,
               III, IV, VI and VIII of the Company's By-Laws (contained in the Company's By-Laws filed as Exhibit 3(b) hereto).
 4(b)     --   Rights Agreement, dated as of December 16, 1997, by and
               between the Company and The Fifth Third Bank, as Rights
               Agent. (Reference is made to Exhibit 4.1 to Amendment No. 1 to Registration Statement on Form 8-A, filed with the
               Securities and Exchange Commission on May 12, 1999, and
               incorporated herein by reference.)
 5        --   *Opinion of Porter, Wright, Morris & Arthur LLP.
10(a)     --   CheckFree Holdings Corporation Amended and Restated
               Associate Stock Purchase Plan. (Reference is made to Exhibit
               4(a) to Post-Effective Amendment No. 1 to Form S-8, as
               amended (Registration No. 333-21795), filed with the
               Securities and Exchange Commission on January 14, 1998, and
               incorporated herein by reference.)
10(b)     --   CheckFree Holdings Corporation Second Amended and Restated
               1995 Stock Option Plan. (Reference is made to Exhibit 4(a)
               to Form S-8 (Registration No. 333-70599), filed with the
               Securities and Exchange Commission on January 14, 1999, and
               incorporated herein by reference.)
10(c)     --   CheckFree Holdings Corporation Amended and Restated 1993
               Stock Option Plan. (Reference is made to Exhibit 4(a) to
               Post-Effective Amendment No. 1 to Form S-8, as amended
               (Registration No. 33-98442), filed with the Securities and
               Exchange Commission on January 9, 1998, and incorporated
               herein by reference.)
10(d)     --   CheckFree Holdings Corporation Amended and Restated 1983
               Non-Statutory Stock Option Plan. (Reference is made to
               Exhibit 4(a) to Post-Effective Amendment No. 1 to Form S-8,
               as amended (Registration No. 33-98440), filed with the
               Securities and Exchange Commission on January 9, 1998, and
               incorporated herein by reference.)
10(e)     --   CheckFree Holdings Corporation Second Amended and Restated
               1983 Incentive Stock Option Plan. (Reference is made to
               Exhibit 4(a) to Post-Effective Amendment No. 1 to Form S-8,
               as amended (Registration No. 33-98444), filed with the
               Securities and Exchange Commission on January 9, 1998, and
               incorporated herein by reference.)
10(f)     --   Form of Indemnification Agreement. (Reference is made to
               Exhibit 10(a) to Registration Statement on Form S-1, as
               amended (Registration No. 33-95738), filed with the
               Securities and Exchange Commission on August 14, 1995, and
               incorporated herein by reference.)
10(g)     --   Schedule identifying material details of Indemnification
               Agreements substantially identical to Exhibit 10(f).
               (Reference is made to Exhibit 10(g) to the Company's Form
               10-K for the year ended June 30, 1997, filed with the
               Securities and Exchange Commission on September 26, 1997,
               and incorporated herein by reference.)
10(h)     --   Noncompete, Nondisclosure, and Assignment Agreement, dated
               February 1, 1990, between Peter J. Kight and the Company.
               (Reference is made to Exhibit 10(i) to Registration
               Statement on Form S-1, as amended (Registration No.
               33-95738), filed with the Securities and Exchange Commission on August 14, 1995, and incorporated herein by reference.)
10(i)     --   Noncompete, Nondisclosure, and Assignment Agreement, dated
               February 1, 1990, between Mark A. Johnson and the Company.
               (Reference is made to Exhibit 10(j) to Registration
               Statement on Form S-1, as amended (Registration No.
               33-95738), filed with the Securities and Exchange Commission on August 14, 1995, and incorporated herein by reference.)

EXHIBIT                                  EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10(j)     --   Electronic Bill Payment Services Agreement, dated March 10,
               1995, between the Company and FiTech, Inc. (Reference is
               made to Exhibit 10(gg) to Registration Statement on Form
               S-1, as amended (Registration No. 33-95738), filed with the
               Securities and Exchange Commission on August 14, 1995, and
               incorporated herein by reference.)**
10(k)     --   Amendment to Bill Payment and Remote Banking Services
               Agreement, dated July 1, 1995, between the Company and
               FiTech, Inc. (Reference is made to Exhibit 10(hh) to
               Registration Statement on Form S-1, as amended (Registration
               No. 33-95738), filed with the Securities and Exchange
               Commission on August 14, 1995, and incorporated herein by
               reference.)**
10(l)     --   ACH Operations Agreement, dated April 1, 1994, between the
               Company and Society National Bank. (Reference is made to
               Exhibit 10(ii) to Registration Statement on Form S-1, as
               amended (Registration No. 33-95738), filed with the
               Securities and Exchange Commission on August 14, 1995, and
               incorporated herein by reference.)
10(m)     --   Merchant Processing Agreement, dated March 13, 1995, between the Company and Society National Bank. (Reference is made to
               Exhibit 10(jj) to Registration Statement on Form S-1, as
               amended (Registration No. 33-95738), filed with the
               Securities and Exchange Commission on August 14, 1995, and
               incorporated herein by reference.)
10(n)     --   Lease, dated August 1, 1993, between the Company and The
               Director of Development of the State of Ohio. (Reference is
               made to Exhibit 10(rr) to Registration Statement on Form
               S-1, as amended (Registration No. 33-95738), filed with the
               Securities and Exchange Commission on August 14, 1995, and
               incorporated herein by reference.)
10(o)     --   Guaranty Agreement, dated August 1, 1993, between the
               Company and The Provident Bank. (Reference is made to
               Exhibit 10(ss) to Registration Statement on Form S-1, as
               amended (Registration No. 33-95738), filed with the
               Securities and Exchange Commission on August 14, 1995, and
               incorporated herein by reference.)
10(p)     --   Demand Mortgage Note, dated August 25, 1993, of the Company.
               (Reference is made to Exhibit 10(tt) to Registration
               Statement on Form S-1, as amended (Registration No.
               33-95738), filed with the Securities and Exchange Commission on August 14, 1995, and incorporated herein by reference.)
10(q)     --   Irrevocable Letter of Credit from Society National Bank for the Company, dated August 25, 1993 (including second renewal thereof). (Reference is made to Exhibit 10(uu) to
               Registration Statement on Form S-1, as amended (Registration
               No. 33-95738), filed with the Securities and Exchange
               Commission on August 14, 1995, and incorporated herein by
               reference.)
10(r)     --   Open-End Mortgage, Assignment of Rents and Security
               Agreement, dated August 25, 1993, with the Company as
               mortgagor and Society National Bank as mortgagee. (Reference is made to Exhibit 10(vv) to Registration Statement on Form
               S-1, as amended (Registration No. 33-95738), filed with the
               Securities and Exchange Commission on August 14, 1995, and
               incorporated herein by reference.)
10(s)     --   Loan and Security Agreement, dated August 25, 1993, between the Company and Society National Bank. (Reference is made to
               Exhibit 10(ww) to Registration Statement on Form S-1, as
               amended (Registration No. 33-95738), filed with the
               Securities and Exchange Commission on August 14, 1995, and
               incorporated herein by reference.)
10(t)     --   Commercial Note Variable Rate, dated January 3, 1995, of the
               Company. (Reference is made to Exhibit 10(xx) to
               Registration Statement on Form S-1, as amended (Registration
               No. 33-95738), filed with the Securities and Exchange
               Commission on August 14, 1995, and incorporated herein by
               reference.)

EXHIBIT                                  EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10(u)     --   Reimbursement Agreement, dated August 25, 1993, between the
               Company and Peter J. Kight. (Reference is made to Exhibit
               10(yy) to Registration Statement on Form S-1, as amended
               (Registration No. 33-95738), filed with the Securities and
               Exchange Commission on August 14, 1995, and incorporated
               herein by reference.)
10(v)     --   License Agreement, dated October 27, 1995, between the
               Company and Block Financial Corporation. (Reference is made to Exhibit 10(ddd) to the Company's Annual Report on Form
               10-K for the year ended December 31, 1995, filed with the
               Securities and Exchange Commission, and incorporated herein by reference.)**
10(w)     --   Joint Marketing and Trademark License Agreement, dated
               December 28, 1995, between the Company and Electronic Data
               Systems Corporation. (Reference is made to Exhibit 10(eee)
               to the Company's Annual Report on Form 10-K for the year
               ended December 31, 1995, filed with the Securities and
               Exchange Commission, and incorporated herein by
               reference.)**
10(x)     --   Joint Marketing Agreement, dated November 3, 1995, between the Company and Fiserv, Inc. (Reference is made to Exhibit
               10(fff) to the Company's Annual Report on Form 10-K for the
               year ended December 31, 1995, filed with the Securities and
               Exchange Commission, and incorporated herein by
               reference.)**
10(y)     --   Payment Services, Software Development and Marketing
               Agreement, dated as of February 27, 1996, between the
               Company and CyberCash. (Reference is made to Exhibit 10(a)
               to the Form 10-Q for the quarter ended March 31, 1996, filed with the Securities and Exchange Commission, and
               incorporated herein by reference.) **
10(z)     --   Executive Employment Agreement between the Company and Peter
               J. Kight. (Reference is made to Exhibit 10(z) to the
               Company's Form 10-K for the year ended June 30, 1997, filed with the Securities and Exchange Commission on September 26,
               1997, and incorporated herein by reference.)
10(aa)    --   First Amendment to Loan and Security Agreement by and
               between KeyBank National Association, as Lender, and
               CheckFree Corporation, as Borrower, dated as of December 9,
               1998. (Reference is made to Exhibit 10.1 to the Company's
               Form 10-Q for the quarter ended March 31, 1999, filed with the Securities and Exchange Commission on May 17, 1999, and
               incorporated herein by reference.)
10(bb)    --   Executive Employment Agreement between the Company and Lynn
               D. Busing. (Reference is made to Exhibit 10(f) to the Form
               10-Q for the quarter ended March 31, 1996, filed with the
               Securities and Exchange Commission, and incorporated herein by reference.)
10(cc)    --   Agreement for ACH Services between the Company and The Chase
               Manhattan Bank, N.A., dated as of July 1, 1996. (Reference is made to Exhibit 10(qqq) to the Form 10-K for the
               transition period ended June 30, 1996, filed with the
               Securities and Exchange Commission, and incorporated herein by reference.)
10(dd)    --   Loan and Security Agreement, dated as of May 13, 1997, among
               KeyBank National Association, the Company, CheckFree
               Software Solutions, Inc., CheckFree Services Corporation,
               Security APL, Inc., Servantis Systems, Inc., and Servantis
               Services, Inc. (Reference is made to Exhibit 10(ee) to the
               Company's Form 10-K for the year ended June 30, 1997, filed with the Securities and Exchange Commission on September 26,
               1997, and incorporated herein by reference.)
10(ee)    --   CheckFree Corporation Incentive Compensation Plan.
               (Reference is made to Exhibit 10(ff) to the Company's Form
               10-K for the year ended June 30, 1997, filed with the
               Securities and Exchange Commission on September 26, 1997,
               and incorporated herein by reference.)
23(a)     --   *Consent of Deloitte & Touche LLP.
23(b)     --   Consent of Porter, Wright, Morris & Arthur LLP (Reference is
               made to Exhibit 5 to this Registration Statement.)

EXHIBIT                                  EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
24        --   *Power of Attorney.

---------------

  * Filed with this Registration Statement.

 ** Portions of this Exhibit have been given confidential treatment by the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, State of Georgia, on June 1, 1999.

                                          CHECKFREE HOLDINGS CORPORATION

                                          By:     /s/ ALLEN L. SHULMAN
                                            ------------------------------------
                                                     Allen L. Shulman,
                                                 Executive Vice President,
                                            Chief Financial Officer and General
                                                           Counsel

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 1st day of June, 1999.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                 /s/ *PETER J. KIGHT                   Chairman of the Board and Chief Executive
-----------------------------------------------------    Officer (Principal Executive Officer)
                   Peter J. Kight

                /s/ *MARK A. JOHNSON                   Vice Chairman and Director
-----------------------------------------------------
                   Mark A. Johnson

                /s/ ALLEN L. SHULMAN                   Executive Vice President, Chief Financial
-----------------------------------------------------    Officer and General Counsel (Principal
                  Allen L. Shulman                       Financial Officer)

               /s/ *GARY A. LUOMA, JR.                 Vice President, Chief Accounting Officer and
-----------------------------------------------------    Assistant Secretary (Principal Accounting
                 Gary A. Luoma, Jr.                      Officer)

              /s/ *WILLIAM P. BOARDMAN                 Director
-----------------------------------------------------
                 William P. Boardman

                /s/ *GEORGE R. MANSER                  Director
-----------------------------------------------------
                  George R. Manser

                /s/ *EUGENE F. QUINN                   Director
-----------------------------------------------------
                   Eugene F. Quinn

               /s/ *JEFFREY M. WILKINS                 Director
-----------------------------------------------------
                 Jeffrey M. Wilkins

             *By: /s/ CURTIS A. LOVELAND
  ------------------------------------------------
                 Curtis A. Loveland,
                  Attorney-in-Fact